    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1996


                                                      REGISTRATION NO. 333-11261
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                Amendment No. 2

                                     to the
                                    Form S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                            WILD OATS MARKETS, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                          5499                         84-1100630
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                Classification Code Number)            Identification
      incorporation or                                                    Number)
       organization)

                                 1645 BROADWAY
                            BOULDER, COLORADO 80302
                                 (303) 440-5220
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ------------------------------------
                              MICHAEL C. GILLILAND
                            CHIEF EXECUTIVE OFFICER
                            WILD OATS MARKETS, INC.
                                 1645 BROADWAY
                            BOULDER, COLORADO 80302
                                 (303) 440-5220
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------
                                   Copies to:

         JAMES C. T. LINFIELD, ESQ.                        THERESE A. MROZEK, ESQ.
           CARRIE L. SCHIFF, ESQ.                           NORA L. GIBSON, ESQ.
             COOLEY GODWARD LLP                        BROBECK, PHLEGER & HARRISON LLP
      2595 CANYON BOULEVARD, SUITE 250                      TWO EMBARCADERO PLACE
        BOULDER, COLORADO 80302-6737                           2200 GENG ROAD
               (303) 546-4000                            PALO ALTO, CALIFORNIA 94303
                                                               (415) 424-0160

                      ------------------------------------

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                      ------------------------------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                      ------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED OCTOBER 16, 1996


                                1,680,000 SHARES

                            [WILD OATS MARKETS LOGO]

                                  COMMON STOCK

     Of the 1,680,000 shares of Common Stock offered hereby, 1,400,000 shares are being sold by Wild Oats Markets, Inc. (the "Company") and 280,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $22.00 and $24.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market, upon completion of this offering, under the symbol "OATS."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                                                                            Proceeds to
                          Price to       Underwriting      Proceeds to        Selling
                           Public         Discount(1)      Company(2)     Stockholders(2)
------------------------------------------------------------------------------------------
Per Share.............         $               $                $                $
Total(3)..............         $               $                $                $
==========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company estimated at $780,000. The Selling Stockholders are not responsible for offering expenses.
(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 252,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters
    exercise this option in full, the Price to Public will total $           ,
    the Underwriting Discount will total $           , Proceeds to Company will
    total $           , and Proceeds to Selling Stockholders will total
    $           . See "Principal and Selling Stockholders" and "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that the delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about            ,
1996.

                            ------------------------

MONTGOMERY SECURITIES                                          SMITH BARNEY INC.
                                            , 1996

     Five photographs, including one picture of two Wild Oats grocery bags overflowing with groceries (no brand names showing) and four pictures of exterior store fronts.

     Ten photographs, including seven pictures of store interiors and three pictures of private label products. One picture of private label products contains fragments of quotations from the product packaging, including "Health is the primary duty of life. Oscar Wilde. Hurt not the earth, neither the sea nor the trees. Revelations. The frog does not drink up the pond in which it lives. Buddhist proverb. Life is not merely to be alive, but to be well. Martial."

     Nine photographs, including six pictures of store interiors, two pictures of private label products and one picture of informational signage. The picture of informational signage includes the following text: "great
Organics . . . organics care for earth's soil, air and water, preserving these resources for our children's children. organics provide greater nutrition and flavor than conventional produce. organics are safer for human consumption, especially for growing children. organics support smaller, non-industrial farms, especially family farms in our area. look for our organic symbol" (also contains picture of organic fruits and vegetables).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Wild Oats(R), Wild Oats Community Markets(R), Wild Cafe(TM), Wild Nuts(TM), Wild Honey(TM), Wild Water(TM), Alfalfa's(TM) and Capers(TM) are trademarks owned by the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes: (i) a 1.7735 for 1 stock split of the Common Stock to be effected prior to the closing of this offering; (ii) the conversion of each outstanding share of preferred stock into Common Stock upon the closing of this offering; and (iii) no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, references herein to fiscal years of the Company are to the Company's 52- or 53-week fiscal year, which ends on the Saturday nearest to December 31 of each year, and references to fiscal years of Alfalfa's, Inc. are to Alfalfa's 52- or 53-week fiscal year, which ends on the Sunday nearest to June 30 of each year. Except as otherwise indicated in this Prospectus or the financial statements included elsewhere in this Prospectus, all references to "Wild Oats" and the "Company" refer to Wild Oats Markets, Inc. and its predecessors or subsidiaries. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                                  THE COMPANY

     Wild Oats Markets, Inc. ("Wild Oats" or the "Company") is the second largest natural foods supermarket chain in North America with the largest natural foods store base in the western United States. The Company currently operates 38 stores in seven states, including California, Colorado, Kansas, Missouri, Nevada, New Mexico, Utah, and British Columbia, Canada.

     According to The Natural Foods Merchandiser, growth in the natural foods industry has accelerated from a 10% increase in sales in 1991 to a 22% increase in each of 1994 and 1995, when the market reached $9.1 billion. The Company believes that this growth reflects a broadening of the natural foods consumer base which is being propelled by several factors including healthier eating patterns, increasing concern regarding food purity and safety, and greater environmental awareness. Wild Oats believes it has developed a differentiated concept that provides this expanding consumer base with an attractive one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     Since acquiring its first natural foods store in 1987, Wild Oats has pursued an aggressive growth strategy. The Company grew from six natural foods stores located primarily in Colorado at the end of 1991, to 21 stores in six states at the end of 1995, representing a compound annual growth rate of 36.8%. During this period, the Company's sales increased from $25.2 million to $98.5 million, representing a compound annual growth rate of 40.6%. In the first half of 1996, the Company opened three stores and acquired three additional stores and sales increased 61.0% to $68.9 million from $42.8 million in the first half of 1995. Historically, the Company's growth resulted from the acquisition of independent and small chain natural foods store operators, the opening of new stores and positive comparable store sales growth.

     In July 1996, Wild Oats completed the acquisition of Alfalfa's Inc. ("Alfalfa's"), a leading natural foods supermarket chain that operated 11 stores in three states and Canada. For its fiscal year ended June 30, 1996, Alfalfa's had sales of $85.6 million. Through the acquisition of Alfalfa's, the Company combined two natural foods retailers with similar operating strategies and complementary store bases, increased the Company's penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. The Company believes the successful integration of Alfalfa's will result in future operating efficiencies created by: (i) warehousing, distribution and administrative economies of scale; (ii) improved merchandise buying terms as a result of the Company's larger size; and (iii) the implementation of coordinated merchandising and marketing strategies. On a pro forma basis, after giving effect to the Company's acquisition of three stores in the first half of 1996 and the acquisition of Alfalfa's, the Company had sales of $182.4 million in 1995 and $118.8 million in the first half of 1996.

     Wild Oats' stores range in size from 5,000 to 35,000 square feet and feature between 10,000 and 25,000 stock-keeping units (SKUs) of natural and gourmet foods and related products in virtually every product category found in a conventional supermarket. The Company's strict quality standards require products to be minimally processed, free of preservatives, artificial colors and chemical additives, and not tested on animals.

The Company emphasizes unique products not typically found in conventional supermarkets and tailors the product mix to meet the preferences of the local market. In addition, the Company has implemented a "down to earth" competitive price program which offers high quality, all natural items in each product category at prices competitive with those of similar items in conventional supermarkets.

     Each Wild Oats store strives to create a fun, friendly and educational store environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. The Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures, newsletters and an in-store information department. In addition, many of the stores offer cafe seating areas, espresso and fresh juice bars, and in-store massage therapists, all of which emphasize the comfortable and relaxed nature of the Wild Oats shopping experience. The Company also seeks to engender customer loyalty by demonstrating its high degree of commitment to the local community through on-going programs which provide significant monetary and in-kind contributions to local not-for-profit organizations.


     Wild Oats plans to open one additional store in the remainder of 1996 and to open or acquire seven stores in 1997. The Company intends to continue to strengthen its position in the western United States and to expand to new regions, such as Florida, which it believes are currently underserved by natural foods retailers. The Company believes its flexible store format strategy, which includes large supermarket format stores and medium-sized urban format stores, and its store clustering strategy enable it to increase market penetration, reach a broader customer base, and operate successfully in a diverse set of markets. The Company periodically evaluates the location and positioning of its stores and may close, consolidate or relocate stores from time to time. As part of this strategy, the Company has recently closed two stores which did not fit the Company's current operating strategy. The Company expects to incur a non-recurring charge of approximately $7.3 million in the third quarter of 1996 in connection with the closing of these stores and certain redundant facilities. While the Company believes that most of its growth will result from new store openings, it continues to evaluate possible acquisition opportunities in both new and existing markets.


     The Company was incorporated in Colorado in 1987 and reincorporated in Delaware in 1993. In July 1996, in connection with the acquisition of Alfalfa's, Inc., the Company effected a merger into WO Holdings, Inc., a Delaware corporation, which subsequently changed its name to Wild Oats Markets, Inc. The Company's executive offices are located at 1645 Broadway, Boulder, Colorado, and its telephone number is (303) 440-5220.

                                  THE OFFERING

Common Stock offered by the Company........................    1,400,000 shares
Common Stock offered by the Selling Stockholders...........    280,000 shares
Common Stock to be outstanding after the offering..........    6,867,768 shares (1)
Use of proceeds............................................    To repay outstanding bank
                                                               debt, finance new store
                                                               openings and possible
                                                               acquisitions and for working
                                                               capital and other general
                                                               corporate purposes. See "Use
                                                               of Proceeds."
Proposed Nasdaq National Market symbol.....................    OATS

---------------
(1) Excludes 659,979 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans as of August 1, 1996 (of which 167,701 shares were vested as of such date), 171,207 shares reserved for issuance pursuant to the Company's stock options plans and 6,191 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. As of August 1, 1996, the weighted average exercise prices of the Company's stock options and warrants were $13.18 and $16.50 per share, respectively. See "Capitalization," "Management--Stock Option Plans" and Note 7 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

        SUMMARY FINANCIAL AND OPERATING DATA OF WILD OATS MARKETS, INC.
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

                                                                                            SIX MONTHS ENDED
                                                        FISCAL YEAR                        -------------------
                                    ---------------------------------------------------    JULY 1,    JUNE 29,
                                     1991       1992       1993       1994       1995       1995        1996
                                    -------    -------    -------    -------    -------    -------    --------
STATEMENT OF OPERATIONS DATA:
Sales.............................  $25,222    $36,638    $47,266    $65,219    $98,517    $42,785    $ 68,929
Store contribution................    2,047      2,859      3,915      4,897      6,281      4,060       5,137
Income from operations............    1,084      1,160      1,675      2,580        779      1,858       1,480
Net income(1).....................      580        616        804      1,327        376      1,068         501
Unaudited net income per common
  share(2)........................                                              $  0.10               $   0.13
                                                                                =======               ========
Unaudited weighted average number
  of common shares outstanding....                                                3,864                  3,886
                                                                                =======               ========
SELECTED OPERATING DATA:
Number of stores at end of
  period..........................        6          9         11         14         21         17          27
Average square feet per store.....    8,039     11,802     11,196     11,780     13,653     11,736      13,884
Average sales per square
  foot(3).........................  $   500    $   434    $   383    $   432    $   464    $   482    $    444
Comparable store sales
  increase(4).....................        8%        13%         5%        13%         7%        12%          0%

            SUMMARY FINANCIAL AND OPERATING DATA OF ALFALFA'S, INC.
                     (IN THOUSANDS, EXCEPT OPERATING DATA)

                                                                                  FISCAL YEAR
                                                                        -------------------------------
                                                                         1994        1995       1996(5)
                                                                        -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Sales...............................................................    $45,880     $64,852     $85,623
Store contribution..................................................      3,952       5,308       4,973
Income (loss) from operations.......................................      1,738       1,717         (51)
Net income (loss)...................................................        979         933         (93)
SELECTED OPERATING DATA:
Number of stores at end of period...................................          6           9          11
Average square feet per store.......................................     17,783      17,000      16,418
Average sales per square foot(3)....................................    $   443     $   489     $   484
Comparable store sales increase(4)..................................          8%          7%          3%

      SUMMARY PRO FORMA COMBINED FINANCIAL DATA OF WILD OATS MARKETS, INC.
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

                                                                                               SIX MONTHS
                                                                                                 ENDED
                                                                             FISCAL YEAR        JUNE 29,
                                                                                 1995             1996
                                                                             ------------     ------------
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA(6):
Sales......................................................................      $182,432         $118,755
Store contribution.........................................................        11,723            9,203
Income from operations.....................................................           929            3,068
Unaudited pro forma net income.............................................           212            1,307
Unaudited pro forma net income per common share(7).........................      $   0.05         $   0.30
Pro forma weighted average number of
  common shares outstanding................................................         4,267            4,290
Number of stores at end of period..........................................            35               38

                                                                              JUNE 29, 1996
                                                              ----------------------------------------------
                                                                                                PRO FORMA AS
                                                                 ACTUAL        PRO FORMA(8)     ADJUSTED(9)
                                                              ------------     ------------     ------------
PRO FORMA BALANCE SHEET DATA:
Working capital (deficit).................................          $ (497)         $(3,043)        $  8,461
Total assets..............................................          47,907           92,341          103,845
Long-term debt, including capitalized lease obligations...          17,592           17,722               60
Redeemable convertible preferred stock....................          18,009
Stockholders' equity (deficit)............................          (4,764)          46,643           75,809

---------------

(1) On July 3, 1993, Wild Oats changed its corporate status from an S corporation to a C corporation. Net income for 1991, 1992 and 1993 are shown pro forma (unaudited) to reflect income taxes for Wild Oats as if it had been a C corporation for all periods presented. See Note 8 of Notes to the Consolidated Financial Statements of Wild Oats Markets, Inc.

(2) Unaudited net income per common share was computed, on a pro forma basis, assuming conversion of all outstanding shares of preferred stock into Common Stock, which will occur upon the completion of this offering. See Note 1 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

(3) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period. See "Business--Properties."

(4) Sales of a store are deemed to be comparable commencing in the thirteenth full month after the store was opened or acquired.

(5) Alfalfa's fiscal 1996 was a 53-week year.

(6) Pro Forma Combined Statement of Operations data reflects the acquisitions of New Frontiers in June 1996 and Alfalfa's in July 1996 as if they had occurred at the beginning of each period presented. See "Pro Forma Combined Condensed Financial Statements (Unaudited)" including the notes thereto.

(7) A portion of the net proceeds from the offering will be used to repay certain indebtedness. If, at the beginning of the year ended December 30, 1995 and the six-month period ended June 29, 1996, the Company had sold a sufficient number of shares at $23.00 per share to repay the indebtedness, and used the net proceeds therefor, supplemental pro forma combined net income per common share would have been $0.10 and $0.32 for the respective periods.

(8) Reflects the sale by the Company of 876,016 shares of its Series E Preferred Stock and the acquisition of Alfalfa's in July 1996, the conversion of all outstanding shares of preferred stock into Common Stock, which will occur upon the completion of this offering and the effect of a $7.3 million non-recurring charge, net of estimated tax effects. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Non-Recurring Charge."

(9) Reflects the sale of the 1,400,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $23.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock being offered hereby involves a high degree of risk. In addition to other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing any of the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

POTENTIAL DIFFICULTIES OF INTEGRATING ALFALFA'S OPERATIONS

     In July 1996, the Company significantly increased its store base through the acquisition of Alfalfa's, a natural foods supermarket chain that operated 11 stores in Colorado, New Mexico and Washington and British Columbia, Canada. Alfalfa's achieved increases in operating income for the four consecutive years prior to fiscal 1996 when it experienced an operating loss largely as a result of pre-opening expenses and initial operating losses at its newly-opened stores. Subsequent to the acquisition, the Company closed the Alfalfa's Seattle, Washington store. The Company is in the process of integrating Alfalfa's production, warehousing and distribution, administration and other operational functions into Wild Oats. The Company is also implementing changes to certain aspects of both Wild Oats' and Alfalfa's store-level operations based on selected practices from each company. The Company intends to convert the currently different Wild Oats and Alfalfa's point-of-sale and pricing systems to a single system and is in the process of transferring the Alfalfa's accounting function to the Company's system. Integrating the operations of the two companies could have a material adverse effect on the Company's operations. For example, the process could: (i) interrupt the Company's business; (ii) divert management's attention from the Company's existing stores and expansion plans;
(iii) place further pressure on the Company's executive officers; and (iv) result in additional administrative expense. In addition, certain members of Alfalfa's management team have joined Wild Oats. The successful integration of Alfalfa's is dependent, in part, on the assimilation and retention of these members of management. There can be no assurance that the Company will not encounter unanticipated problems or liabilities as it combines the operations of Wild Oats and Alfalfa's or that the integration of Alfalfa's will result in enhanced store operations or improved profitability at the Company. The future operating and financial performance of the Company will depend in part on its ability to integrate and operate the Alfalfa's stores successfully and to manage this larger store base. Failure to successfully complete this integration of operations would have a material adverse effect on the Company's business, results of operations and financial condition. See "Recent Acquisitions and New Store Openings," "Pro Forma Combined Condensed Financial Statements (Unaudited)," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of Alfalfa's" and "Business--Management Information Systems."

UNCERTAIN ABILITY TO EXECUTE GROWTH STRATEGY

     The Company's ability to implement its growth strategy depends to a significant degree upon its ability to open or acquire stores in existing and new markets and to integrate and operate those stores profitably. While the Company plans to expand primarily through the opening of new stores, it will continue to pursue acquisitions of natural foods retailers where attractive opportunities exist. The Company's growth strategy is dependent upon a number of factors, including its ability to: (i) access adequate capital resources; (ii) expand into regions where it has no operating experience; (iii) identify markets that meet its site selection criteria; (iv) locate suitable store sites and negotiate acceptable lease terms; (v) locate acquisition targets and negotiate acceptable acquisition terms; (vi) hire, train and integrate management and store employees; and (vii) expand its distribution and other operating systems. In addition, the Company pursues a strategy of clustering stores in each of its markets to increase overall sales, achieve operating efficiencies and further penetrate markets. In the past, when the Company has opened a store in a market where it had an existing presence, the Company has experienced a decline in the sales and operating results at certain of its existing stores in these markets. The Company intends to continue to pursue its store clustering strategy and expects these trends to continue. Further, acquisitions involve a number of additional risks, such as short-term negative effects on the Company's reported operating results, diversion of management's attention, unantici-pated problems or legal liabilities, and the integration of potentially dissimilar operations, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company anticipates opening one additional store during the remainder of 1996 (for a total of six store openings and 14 store acquisitions in 1996, including the acquisition of Alfalfa's), and opening or acquiring seven stores in 1997. The Company currently has signed leases for one store planned to open in 1996 and for two stores planned to open in 1997. There can be no assurance that the Company will achieve its planned expansion in existing markets, enter new markets, or operate or integrate its existing, newly-opened or newly-acquired stores profitably. If the Company fails to do so, the Company's business, results of operations and financial condition will be materially and adversely affected. In addition, the Company's ability to execute its growth strategy is partially dependent upon the demographic trends and market conditions in the natural foods industry and any change in those trends and conditions could adversely effect the Company's future growth rate. See "Business--Growth Strategy."

FLUCTUATIONS IN FINANCIAL RESULTS; NON-RECURRING CHARGE

     The Company's results of operations may fluctuate significantly from period-to-period as the result of a variety of factors, including: (i) the number, timing and mix of store openings, acquisitions or closings; (ii) the ratio of stores opened to stores acquired; (iii) the opening of stores by the Company or its competitors in markets where the Company has existing stores;
(iv) comparable store sales results; and (v) the ratio of urban format to supermarket format stores. The Company incurs significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of stores in a single period will have an adverse effect on the Company's results of operations. For example, the Company's profitability was lower in 1995 than in 1994 due in part to the opening of a significantly larger number of stores in 1995 than in 1994. In addition, the Company's store base is geographically concentrated and shifts in economic or demographic trends and consumer preferences in a particular market could have an adverse effect on the Company's results of operations. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance.

     A variety of factors affect the Company's comparable store sales results, including, among others, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the timing of promotional events, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. Past increases in comparable store sales may not be indicative of future performance. Comparable store sales results in the last half of 1995 and the first half of 1996 were negatively affected primarily by planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store clustering strategy and a competitive store opening by Alfalfa's in Santa Fe, New Mexico. The Company experienced a comparable store sales decrease in the first quarter of 1996 and there can be no assurance that comparable store sales for any particular period will not decrease in the future. As a result, following this offering, the Company's comparable store sales could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     During late August 1996, the Company performed a thorough analysis of its operations subsequent to the acquisition of Alfalfa's and made the following decisions relating to its operations which will result in an approximate $7.3 million non-recurring charge being recorded in the third quarter of 1996, of which $5.7 million is expected to be non-cash write-downs. Specifically, as a direct result of the July 1996 acquisition of Alfalfa's, the Company will incur the charge by: (i) closing the Wild Oats Lawrence, Kansas store resulting in $849,000 in lease cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen resulting in $203,600 in asset write-offs and lease adjustment costs; (ii) moving out of its existing corporate headquarters and relocating to Alfalfa's former corporate headquarters resulting in $711,500 in lease cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems resulting in $276,500 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store resulting in $4.8 million of severance costs, lease cancellation costs and asset write-offs and to close a restaurant in a Capers store, resulting in $425,000 in asset write-offs, both operations which at the time of the acquisition the Company had planned to retain. The decisions related to these activities were made and announced in the third quarter of 1996 and will be completed as soon as practicable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Non-Recurring Charge" and
Note 11 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

POSSIBLE INABILITY TO MANAGE GROWTH

     The Company's business has grown considerably in size and geographic scope, increasing from six stores located primarily in Colorado in 1991, to its current size of 38 stores in seven states and Canada. The Company intends to open its first store outside of the western U.S. (in Florida) in 1996. The Company has closed the Alfalfa's Seattle, Washington store and the Wild Oats Lawrence, Kansas store. The Company's continued growth may place a significant strain on the Company's management, distribution capabilities, working capital, and financial and management control systems. In order for the Company to manage its expanding store base successfully, management will be required to anticipate the changing demands of the Company's growing operations and to adapt systems and procedures accordingly. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on such systems. To support its planned store growth, the Company will be required to hire and train a greater number of store managers and store employees than it has in the past, and there can be no assurance that the training and supervision of a larger number of employees will not adversely affect the performance of the Company's stores or the levels of customer service that the Company seeks to maintain in such stores. The Company will also need to continually evaluate the adequacy of its management information systems, including its inventory control and distribution systems. Currently, certain important functions, including certain store-level accounting and inventory management systems, are processed manually. There can be no assurances that the Company's current systems will be adequate for its future needs, or that the Company will be successful in implementing new systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could adversely affect the Company's business, financial condition and results of operations. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Management Information Systems."

NEW MEXICO ANTI-TRUST PROCEEDINGS

     In February 1996, Wild Oats received a Civil Investigative Demand and Request for Production of Documents from the New Mexico Attorney General's office alleging possible violations of New Mexico's anti-trust laws as a result of the acquisition of Alfalfa's. The focus of the investigation is on the effect, if any, of the acquisition on competition in New Mexico. In May 1996, the Company received a letter from the New Mexico Attorney General's office indicating that it would recommend that Wild Oats divest one of its three stores in Santa Fe, New Mexico in connection with the acquisition. The Company replied refuting the Attorney General's claim but has not received a response from the Attorney General's office. The Attorney General's office has not taken any legal action with respect to the acquisition. The Company believes that the acquisition complies with federal and state anti-trust law and will continue to vigorously defend its position in New Mexico. However, there can be no assurance that the state of New Mexico will not take legal action with respect to the acquisition, including, but not limited to, demanding the divestiture of one or more stores in the Santa Fe market to a competitor of the Company. If the Attorney General of New Mexico elects to take legal action and is successful, such a result could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Legal Proceedings."

COMPETITION

     The Company's competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in the Company's stores. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as full a range of products as the Company, they do compete with Wild Oats in one or more product categories. Many of the Company's competitors have been in business longer and have greater financial or marketing resources than the Company and may be able to devote greater resources to securing suitable locations and to the sourcing, promotion and sale of their products. In addition, should any of the Company's competitors reduce prices, the Company may be required to implement price reductions in order to remain competitive, which could have an adverse impact on its business, financial condition and results of operations. As Wild Oats enters new geographic markets, its success will depend in part on its ability to gain market share from established competitors. In addition, traditional and specialty grocery stores may expand more aggressively in marketing a broader range of natural foods and related products and thereby compete directly with the Company for products, customers and locations. The Company expects competition from both new and existing competitors to increase in its markets and there can be no assurance that the Company will be able to compete effectively in the future. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the leadership and performance of Michael C. Gilliland, Wild Oats' co-founder and the Chief Executive Officer of the Company, and S.M. Hassan, Alfalfa's co-founder and the President of the Company. The loss of the services of Mr. Gilliland, Mr. Hassan or other of the Company's key personnel could have a material adverse effect upon the Company. There can be no assurance that the Company will be able to attract and retain qualified employees. See "Management."

POSSIBLE DISRUPTIONS OF PRODUCT SUPPLY

     The Company's business is dependent on its ability to source products from a small number of distributors and from a large number of relatively small vendors on a timely basis and at competitive prices. Based on its previous purchasing patterns, the Company anticipates that it will continue to purchase approximately half of its products through one wholesale distributor. The Company has no supply contracts with these parties and any vendor or distributor could discontinue selling to the Company at any time. Any disruption in its product supply could have a material adverse effect on its results of operations. In addition, even where the Company has access to alternative sources of supply, the failure of a vendor or distributor to meet the Company's demands may temporarily disrupt store-level merchandise selection. See "Business--Purchasing and Distribution."

GOVERNMENT REGULATION

     The Company is subject to numerous federal, state and local laws, regulations and ordinances regulating health and sanitation standards, food labeling and handling, equal employment, minimum wages and licensing for the sale of food and alcoholic beverages. Difficulties or failures in complying with these regulations could adversely affect the operations of an existing store or delay the opening of a new store.

     In addition, from time-to-time, various federal, state and local legislative and regulatory proposals are made to, among other things, increase the minimum wage payable to employees, establish minimum store security requirements and increase taxes on the retail sale of certain products. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. Federal legislation raising the minimum wage in the future may increase the Company's employee costs and adversely affect the Company's profitability.

     The Company also sells nutritional supplements, some of which are subject to regulation by several federal, state and local agencies. There can be no assurance that such agencies will not enact regulations that could have an adverse effect on the Company's business, results of operations and financial condition. In addition, recent legislation has required manufactures of nutritional supplements to label ingredients in their products. Such legislation could be enacted in the future which may adversely effect the Company's results of operations. See "Business--Government Regulation."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; NO
DIVIDENDS

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops subsequent to this offering, that it will be maintained. The initial public offering price of the Common Stock will be established by negotiation among the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including announcements by its competitors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections, and general economic and market conditions, may adversely affect the market price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

ADDITIONAL SHARES ELIGIBLE FOR FUTURE SALE IN THE PUBLIC MARKET

     The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 6,867,768 shares of Common Stock assuming: (i) no exercise of the Underwriters' over-allotment option; and (ii) no exercise of outstanding options and warrants. The 1,680,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder.

     The remaining 5,187,768 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. 4,517,911 Restricted Shares are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Approximately 453,226 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act as of the date of this Prospectus. These 453,226 shares are held by 64 stockholders. Beginning 90 days after the date of this Prospectus, approximately 166,663 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act. Beginning 180 days after the date of this Prospectus, approximately 549,532 Restricted Shares will become available for sale in the public market subject to the volume and other limitations of Rule 144. The remaining 4,018,347 Restricted Shares will begin to be eligible for sale in April 1997. In addition, holders of approximately 4,421,103 shares of Common Stock and outstanding warrants for 2,678 shares of Common Stock have registration rights with respect to such shares. The Company intends to file a registration statement on Form S-8 90 days after the date of this Prospectus to register 958,878 shares of Common Stock authorized for issuance under the Company's equity incentive plans, of which options exercisable for 659,979 shares are outstanding. See "Management--Stock Option Plans," "Description of Capital Stock--Registration Rights," and "Shares Eligible for Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Certificate of Incorporation and Bylaws contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of the Common Stock. These provisions include, but are not limited to, a classified Board of Directors and the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no present plans to issue shares of preferred stock. In addition, certain provisions of Delaware law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock."

CONTROL BY OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

     Following completion of this offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 58.8% of the outstanding shares of Common Stock. Accordingly, these persons, individually and as a group, will be able to effectively control the Company and direct its affairs and business, including any determination with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends in the Common Stock and the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. Pursuant to an agreement between the Company and certain investors, certain parties holding an aggregate of 4,049,371 shares of Common Stock have agreed that for four years after this offering they will vote their shares in favor of electing nominees of certain investors to the Board of Directors and to the Audit and Compensation Committees of the Board. See "Management--Board of Directors" and "Principal and Selling Stockholders."

DILUTION

     The proposed initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial dilution of $17.14 per share. See "Dilution."

                   RECENT ACQUISITIONS AND NEW STORE OPENINGS

ALFALFA'S ACQUISITION

     In July 1996, Wild Oats acquired Alfalfa's, a leading natural foods supermarket chain headquartered in Boulder, Colorado. Prior to the acquisition, Alfalfa's was a privately-owned company that operated 11 stores, including eight Alfalfa's stores in Colorado, New Mexico and Washington and three Capers stores in British Columbia, Canada. The Alfalfa's and Capers stores range in size from 6,200 to 25,000 square feet and offer a broad selection of natural and gourmet foods and related products. For its fiscal year ended June 30, 1996, Alfalfa's had sales of $85.6 million. Subsequent to the acquisition, the Company closed the Alfalfa's Seattle, Washington store.

     As a result of the acquisition, Wild Oats is the second largest natural foods supermarket chain in North America and operates the largest natural foods store base in the western United States. Through the acquisition of Alfalfa's, the Company combined two natural foods retailers with similar operating strategies and complementary store bases, increased the Company's penetration of existing markets, entered new geographic markets and created a stronger platform for future growth.

     Alfalfa's stores and Wild Oats' stores overlap in four markets: Santa Fe, New Mexico and Denver, Boulder and Fort Collins, Colorado. In 1995, Wild Oats opened two stores in Denver and Alfalfa's opened one store in Santa Fe. The opening of these additional stores resulted in a decline in sales and operating results at the existing Wild Oats and Alfalfa's stores in those markets. However, overall sales increased significantly in these markets and, over time, the Company believes the affected stores will generally achieve store-level contribution margins comparable to their prior levels on the lower base of sales. As a result, the Company believes these markets are large enough to support these stores and that planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store clustering strategy will contribute to the Company's overall growth. See "Pro Forma Combined Condensed Financial Statements (Unaudited)" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management has begun the integration of Alfalfa's operations into Wild Oats, including: (i) the consolidation and relocation of the Company's corporate headquarters; (ii) the incorporation of the best practices of both companies across certain store-level departments, particularly in the areas of perishables and natural living; (iii) the creation and implementation of a single marketing and private label strategy; and (iv) the selection and implementation of combined point-of-sale and pricing information systems. The Company intends to continue to conduct this integration in stages and expects to complete it by the end of 1997. The Company believes the successful integration of Alfalfa's will result in future operating efficiencies created by: (i) warehousing, distribution and administrative economies of scale; (ii) improved merchandise buying terms as a result of the Company's larger size; and (iii) the implementation of coordinated merchandising and marketing strategies. In connection with the acquisition, the Company recorded goodwill of approximately $27.8 million which is being amortized on a straight-line basis over 40 years. The Company anticipates that it will operate existing stores under their current names and new stores primarily under the name Wild Oats. There can be no assurance that the Company will not encounter unanticipated problems or liabilities in connection with the integration of Alfalfa's or that the integration will result in enhanced store operations or improved profitability. See "Risk Factors--Potential Difficulties of Integrating Alfalfa's Operations."

OTHER 1996 ACQUISITIONS AND OPENINGS TO DATE

     Salt Lake City Acquisition. In June 1996, the Company acquired the assets of three natural foods stores ranging in size from 7,000 to 10,000 square feet and operating as New Frontiers in Salt Lake City, Utah. The Company is currently operating these stores and is in the process of remodeling them. The Company anticipates renaming these stores Wild Oats when the remodeling is completed in the fall of 1996.

     New Store Openings. Through September 1996, the Company opened five stores: (i) a 14,000 square foot store in West Hollywood, California in February; (ii) a 9,000 square foot store in San Francisco,

California in April; (iii) a 23,500 square foot store in Mission Viejo, California in May; (iv) a 25,000 square foot store in St. Louis, Missouri in August; and (v) a 7,900 square foot store in West Los Angeles, California in September.

1995 ACQUISITIONS AND OPENINGS

     Northern California Acquisitions. In April 1995, the Company acquired the assets of two natural foods stores operating as Living Foods: (i) a 7,500 square foot store in Berkeley; and (ii) an 8,500 square foot store in San Anselmo. The Company remodeled these stores and renamed them Wild Oats at the end of 1995.

     New Store Openings. In 1995, the Company opened five stores: (i) an 18,600 square foot store in Denver, Colorado in May; (ii) a 35,000 square foot store in Greenwood Village, Colorado in August; (iii) an 8,200 square foot store in Santa Monica, California in September; (iv) a 22,000 square foot store in Mission, Kansas in October; and (v) a 22,000 square foot store in Albuquerque, New Mexico in November.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,400,000 shares of Common Stock offered by the Company hereby are estimated to be $29.2 million ($33.3 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $23.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the 280,000 shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company intends to use approximately $17.7 million of the proceeds of the offering to repay its bank indebtedness under the Company's revolving line of credit (the "Revolving Line"). The Revolving Line bears interest, at the Company's option, at the lender's prime rate or LIBOR plus 1.75% and has a final maturity of February 2002. The repayment of the foregoing debt by the Company will retire substantially all of the Company's indebtedness. Following this offering, the Company will have approximately $20.0 million of available borrowing capacity, subject to certain covenants and other restrictions applicable to the Revolving Line. Further, in July 1996 the Company received a commitment from its lender to increase its borrowing capacity under the Revolving Line to $40.0 million. The approximately $11.5 million of remaining net proceeds will be used to finance store openings and possible acquisitions and for working capital and general corporate purposes. The Company intends to open one additional store in the remainder of 1996 and anticipates opening or acquiring seven stores in 1997. Historically, the Company's cash requirements to open a store have ranged from $1.0 million to $2.0 million, excluding inventory costs and initial operating losses. The amounts and timing of such expenditures will depend upon the availability of new store sites and other factors, many of which are beyond the Company's control. Although the Company has no present commitments or agreements with respect to any acquisitions, funds may be used in connection with future acquisitions if such opportunities develop. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost of opening stores. There can be no assurance that the Company will achieve its planned expansion in existing markets or enter new markets. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. In addition, the Revolving Line contains various financial covenants which restrict, among other things, the Company's ability to pay dividends. As of the date of this Prospectus, the Company could not pay dividends under the terms of the Revolving Line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth at June 29, 1996, the current debt and capitalized lease obligations as well as the capitalization of the Company: (i) on an actual basis; (ii) on a pro forma basis after giving effect to the sale of 876,016 shares of Series E Preferred Stock and the acquisition of Alfalfa's in July 1996, the conversion of all outstanding shares of preferred stock into Common Stock, the retirement of the Company's treasury stock in August 1996 and the effect of a non-recurring charge of $7.3 million, net of estimated tax effects; and (iii) on a pro forma as adjusted basis to give effect to the sale of the 1,400,000 shares of Common Stock being offered by the Company hereby, and the application of the estimated net proceeds therefrom, assuming an initial public offering price of $23.00 per share. See "Pro Forma Combined Condensed Financial Statements (Unaudited)."

                                                                          JUNE 29, 1996
                                                           -------------------------------------------
                                                                                            PRO FORMA
                                                             ACTUAL         PRO FORMA      AS ADJUSTED
                                                           -----------     -----------     -----------
                                                                         (IN THOUSANDS)
    Notes payable and current portion of long-term debt,
      including capitalized lease obligations............      $ 1,771         $ 2,031         $ 2,031
                                                              ========        ========        ========
    Long-term debt, including capitalized lease
      obligations........................................      $17,592         $17,722         $    60
                                                              --------        --------        --------
    Redeemable convertible preferred stock, $.001 par
      value..............................................       18,009
                                                              --------        --------        --------
    Stockholders' equity(1):
      Common stock, $.001 par value......................            3               5               6
      Additional paid-in capital.........................        2,881          53,881          83,046
      Retained deficit...................................       (2,284)         (7,243)         (7,243)
      Treasury stock.....................................       (5,364)
                                                              --------        --------        --------
              Total stockholders' equity (deficit).......       (4,764)         46,643          75,809
                                                              --------        --------        --------
                Total capitalization.....................      $30,837         $64,365         $75,869
                                                              ========        ========        ========

---------------

(1) Excludes 659,979 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans as of August 1, 1996 (of which 167,701 shares were vested as of such date), 171,207 shares reserved for issuance pursuant to the Company's stock option plans and 6,191 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. As of August 1, 1996, the weighted average exercise prices of the Company's stock options and warrants were $13.18 and $16.50 per share, respectively. See "Capitalization," "Management--Stock Option Plans" and Note 7 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

                                    DILUTION

     The pro forma net tangible book value of the Company at June 29, 1996, was approximately $10.8 million or $1.99 per share. "Net tangible book value" per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 1,400,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $23.00 per share), and the receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at June 29, 1996 would have been approximately $40.0 million, or $5.86 per share. This represents an immediate increase in such net tangible book value of $3.87 per share to existing stockholders and an immediate dilution of $17.14 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share..................               $23.00
      Pro forma net tangible book value per share as of June 29,
         1996........................................................    $ 1.99
      Increase per share attributable to new investors...............      3.87
                                                                         ------
    Pro forma net tangible book value per share after this
      offering.......................................................                 5.86
                                                                                    ------
    Dilution per share to new investors..............................               $17.14
                                                                                    ======

     The following table summarizes on a pro forma basis as of June 29, 1996, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average consideration paid per share by the existing investors and by the investors purchasing shares of Common Stock in this offering (based upon an assumed initial public offering price of $23.00 per share):


                                 SHARES PURCHASED           TOTAL CONSIDERATION         AVERAGE
                             -------------------------   --------------------------      PRICE
                               NUMBER        PERCENT        AMOUNT        PERCENT      PER SHARE
                             -----------   -----------   ------------   -----------   -----------
    Existing
      stockholders(1).......   5,428,046         79.5%   $ 29,320,000         47.7%         $5.40
    New investors...........   1,400,000         20.5      32,200,000         52.3          23.00
                               ---------        ------   ------------        ------
      Total.................   6,828,046        100.0%   $ 61,520,000        100.0%
                               =========        ======   ============        ======


---------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by the existing stockholders to 5,148,046 or 75.3% (or 5,089,546 or 71.9% if the over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 1,680,000 or 24.7% (or 1,932,000 or 28.1% if the
     over-allotment option is exercised in full) of the total shares of Common Stock to be outstanding. See "Principal and Selling Stockholders."


     The above tables and calculations include on a pro forma basis as of June 29, 1996 the sale by the Company of 876,016 shares of Series E Preferred Stock, the acquisition of Alfalfa's in July 1996, the conversion of all outstanding shares of preferred stock into Common Stock and assume no exercise of outstanding options or warrants. As of August 1, 1996, there were 659,979 shares of Common Stock issuable upon exercise of options outstanding under the Company's stock option plans (of which 167,701 shares were vested as of such date), 171,207 shares reserved for issuance pursuant to the Company's stock option plans and 6,191 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. As of August 1, 1996, the weighted average exercise prices of the Company's stock options and warrants were $13.18 and $16.50 per share, respectively. To the extent such options and warrants are exercised in the future, there will be further dilution to new investors. See "Capitalization," "Management--Stock Option Plans" and Note 7 to Consolidated Financial Statements of Wild Oats Markets, Inc.

        SELECTED FINANCIAL AND OPERATING DATA OF WILD OATS MARKETS, INC.
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

     The statement of operations data for each of the three years in the period ended December 30, 1995 and the balance sheet data as of December 31, 1994 and December 30, 1995 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus that have been audited by Price Waterhouse LLP, independent accountants. The balance sheet data as of December 31, 1991, January 2, 1993 and January 1, 1994 and the statement of operations data for each of the two years in the period ended January 2, 1993 have been derived from the audited financial statements of the Company not included in this Prospectus. The selected financial data with respect to the six months ended July 1, 1995 and June 29, 1996, are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the six months ended June 29, 1996 are not necessarily indicative of the results that may be expected for the full year or for any future period. The selected operating data for all periods presented below have been derived from internal records of the Company's operations. The data set forth below should be read in conjunction with the Consolidated Financial Statements of Wild Oats Markets, Inc., including notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                                               SIX MONTHS ENDED
                                                                        FISCAL YEAR                           -------------------
                                                  -------------------------------------------------------     JULY 1,     JUNE 29,
                                                   1991        1992        1993        1994        1995        1995        1996
                                                  -------     -------     -------     -------     -------     -------     -------
                                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales............................................ $25,222     $36,638     $47,266     $65,219     $98,517     $42,785     $68,929
Cost of goods sold and occupancy costs...........  17,450      25,056      32,344      44,637      67,164      28,798      46,956
                                                  -------     -------     -------     -------     -------     -------     -------
Gross profit.....................................   7,772      11,582      14,922      20,582      31,353      13,987      21,973
Direct store expenses............................   5,725       8,723      11,007      15,685      25,072       9,927      16,836
                                                  -------     -------     -------     -------     -------     -------     -------
Store contribution...............................   2,047       2,859       3,915       4,897       6,281       4,060       5,137
Selling, general and administrative expenses.....     833       1,049       1,824       2,317       4,465       1,984       2,871
Pre-opening expenses.............................     130         650         416                   1,037         218         786
                                                  -------     -------     -------     -------     -------     -------     -------
Income from operations...........................   1,084       1,160       1,675       2,580         779       1,858       1,480
Interest expense, net............................     135         151         350         373         363          87         584
                                                  -------     -------     -------     -------     -------     -------     -------
Income before income taxes.......................     949       1,009       1,325       2,207         416       1,771         896
Income tax expense(1)............................     369         393         521         880          40         703         395
                                                  -------     -------     -------     -------     -------     -------     -------
Net income(1).................................... $   580     $   616     $   804     $ 1,327     $   376     $ 1,068     $   501
                                                  =======     =======     =======     =======     =======     =======     =======
Unaudited net income per common share(2)(3)......                                                 $  0.10                 $  0.13
                                                                                                  =======                 =======
Unaudited weighted average number of common
  shares outstanding(2)..........................                                                   3,864                   3,886
                                                                                                  =======                 =======
SELECTED OPERATING DATA:
Number of stores at end of period................       6           9          11          14          21          17          27
Average square feet per store....................   8,039      11,802      11,196      11,780      13,653      11,736      13,884
Average sales per square foot(4)................. $   500     $   434     $   383     $   432     $   464     $   482     $   444
Comparable store sales increase(5)...............       8%         13%          5%         13%          7%         12%          0%
BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit)........................ $ 1,193     $(1,400)    $  (292)    $ 3,278     $   474                 $  (497)
Total assets.....................................   4,534       6,763       9,873      24,053      38,376                  47,907
Long-term debt, including capitalized lease
  obligations....................................   1,405       1,446       2,494       3,078      13,302                  17,592
Redeemable convertible preferred stock...........                           2,164      15,018      16,956                  18,009
Stockholders' equity (deficit)...................   1,369       1,301        (358)     (2,645)     (4,209)                 (4,764)


---------------
(1) On July 3, 1993, Wild Oats changed its corporate status from an S corporation to a C corporation. Income tax expense and net income for 1991, 1992 and 1993 are shown pro forma to reflect income taxes for Wild Oats as if it had been a C corporation for all periods presented.
(2) Unaudited net income per common share was computed, on a pro forma basis, assuming conversion of all outstanding shares of preferred stock into Common Stock, which will occur upon the completion of this offering. See Note 1 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

(3) On a pro forma basis, pro forma net income per common share would have been $0.05 and $0.30 for the respective periods. If, at the beginning of the year ended December 30, 1995 and the six month period ended June 29, 1996, the Company had sold a sufficient number of shares at $23.00 per share to repay the indebtedness, and used the net proceeds therefor, supplemental pro forma combined net income per common share would have been $0.10 and $0.32 for the respective periods.


(4) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period. See "Business--Properties."


(5) Sales of a store are deemed to be comparable commencing in the thirteenth full month after the store was opened or acquired.

            SELECTED FINANCIAL AND OPERATING DATA OF ALFALFA'S, INC.
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

     The statement of operations data for each of the three years in the period ended June 30, 1996 and the balance sheet data as of June 26, 1994, June 25, 1995 and June 30, 1996 have been derived from the audited financial statements of Alfalfa's included elsewhere in this Prospectus that have been audited by Deloitte & Touche LLP, independent auditors, with respect to the years ended 1994 and 1995; and Price Waterhouse LLP, independent accountants, with respect to the year ended June 30, 1996. The selected balance sheet data as of June 26, 1994 has been derived from the audited financial statements of Alfalfa's not included in this Prospectus. The selected operating data for all periods presented below have been derived from internal records of Alfalfa's operations. The data set forth below should be read in conjunction with the Consolidated Financial Statements of Alfalfa's, Inc., including notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                 FISCAL YEAR
                                                                                       -------------------------------
                                                                                        1994        1995       1996(1)
                                                                                       -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Sales..............................................................................    $45,880     $64,852     $85,623
Cost of goods sold and occupancy costs.............................................     30,491      43,379      58,492
                                                                                       -------     -------     -------
Gross profit.......................................................................     15,389      21,473      27,131
Direct store expenses..............................................................     11,437      16,165      22,158
                                                                                       -------     -------     -------
Store contribution.................................................................      3,952       5,308       4,973
Selling, general and administrative expenses.......................................      1,754       3,266       4,362
Pre-opening expenses...............................................................        460         325         662
                                                                                       -------     -------     -------
Income (loss) from operations......................................................      1,738       1,717         (51)
Other income (expense).............................................................       (164)       (173)        (20)
                                                                                       -------     -------     -------
Income (loss) before income taxes..................................................      1,574       1,544         (71)
Income tax expense.................................................................        595         611          22
                                                                                       -------     -------     -------
Net income (loss)..................................................................    $   979     $   933     $   (93)
                                                                                       =======     =======     =======
SELECTED OPERATING DATA:
Number of stores at end of period..................................................          6           9          11
Average square feet per store......................................................     17,783      17,000      16,418
Average sales per square foot(2)...................................................    $   443     $   489     $   484
Comparable store sales increase(3).................................................          8%          7%          3%
BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit)..........................................................    $  (611)    $   (68)    $   (50)
Total assets.......................................................................      9,992      22,791      23,074
Long-term debt, including capitalized lease obligations............................      1,650         626         130
Redeemable convertible preferred stock.............................................                  8,216       9,011
Stockholders' equity...............................................................      3,246       6,363       5,503

---------------
(1) Alfalfa's fiscal 1996 was a 53-week year.

(2) Average sales per square foot is calculated by dividing total sales by the weighted average gross square footage of stores open during the period. See "Business--Properties."

(3) Sales of a store are deemed to be comparable commencing in the thirteenth full month after the store was opened or acquired.

         PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)


     In June 1996, the Company acquired the assets of three natural foods stores located in Salt Lake City, Utah operating as New Frontiers in a cash-for-assets transaction. In July 1996, Wild Oats acquired all of the outstanding stock of Alfalfa's, a natural foods supermarket chain headquartered in Boulder, Colorado. In that transaction, Alfalfa's issued approximately 4,235,000 (post-split) shares of its capital stock in exchange for shares of the Company's capital stock; however, because the former Wild Oats stockholders controlled a majority of the voting stock of the combined company following the acquisition, the transaction was accounted for as a reverse acquisition with the Company as the acquiror. Immediately after the closing of the acquisition, the Company repurchased shares of its capital stock from former Alfalfa's stockholders who had approved the acquisition contingent upon such repurchase. See "Recent Acquisitions and New Store Openings."


     The transactions referred to in the first paragraph were accounted for using the purchase method of accounting. The pro forma combined condensed balance sheet as of June 29, 1996 which follows gives effect to: (i) the issuance of convertible redeemable Series E Preferred Stock (the proceeds of which were used in the share redemption as described above); (ii) the purchase accounting and estimated fair market value allocation of the net assets acquired in the acquisition of Alfalfa's; and (iii) the conversion of all redeemable convertible preferred stock into Common Stock to take place upon the effectiveness of this offering, as if such events had occurred on that date. The pro forma combined condensed statements of operation for the fiscal year 1995 and the six months ended June 29, 1996 which follow give effect to the impact of the acquisitions of Alfalfa's and New Frontiers as if the transactions had occurred at the beginning of those periods. The pro forma financial statements do not give effect to other acquisitions which both individually and in the aggregate were immaterial.

     In the opinion of the Company all adjustments necessary to present fairly such pro forma combined financial statements have been made. These unaudited pro forma financial statements are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. These unaudited pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial statements and notes thereto of Wild Oats Markets, Inc., Alfalfa's, Inc., and New Frontiers, respectively, included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             PRO FORMA COMBINED CONDENSED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)


                                           HISTORICAL                       JUNE 29, 1996
                                   ---------------------------       ---------------------------
                                   WILD OATS        ALFALFA'S        PRO FORMA        PRO FORMA
                                   JUNE 29, 1996    JUNE 30, 1996    ADJUSTMENTS       COMBINED
                                   ----------       ----------       ----------       ----------
ASSETS
Current Assets:
Cash and cash equivalents.........    $ 1,630          $ 3,591         $ 16,480 (a)      $ 5,471
                                                                        (16,230)(a)
Inventories.......................      9,849            3,273             (270)(e)       12,852
Accounts receivable net, prepaid
  expenses and other current
  assets..........................      2,825              641                             3,466
Deferred income taxes.............        490              419                               909
                                      -------          -------         --------          -------
     Total current assets.........     14,794            7,924              (20)          22,698
Property and equipment, net.......     23,329           11,845             (350)(b)       30,837
                                                                         (3,987)(e)
Intangible assets, net............      9,507            2,902           27,799 (b)       35,815
                                                                         (2,902)(b)
                                                                         (1,491)(e)
Deposits and other................        277              403            2,311 (e)        2,991
                                      -------          -------         --------          -------
     Total assets.................    $47,907          $23,074         $ 21,360          $92,341
                                      =======          =======         ========          =======
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current Liabilities:
Accounts payable and accrued
  liabilities.....................    $13,520          $ 7,714          $   954 (a)      $23,710
                                                                          1,522 (e)
Current portion of long-term
  obligations.....................      1,771              260                             2,031
                                      -------          -------         --------          -------
     Total current liabilities....     15,291            7,974            2,476           25,741
Long-term obligations.............     17,592              130                            17,722
Deferred income taxes and other...      1,779              456                             2,235
                                      -------          -------         --------          -------
     Total liabilities............     34,662            8,560            2,476           45,698
Redeemable convertible preferred
  stock...........................     18,009            9,011            7,682 (a)
                                                                         16,480 (a)
                                                                         (9,011)(c)
                                                                        (42,171)(d)
Stockholders' equity(1):
  Common stock....................          3                7               (7)(c)            5
                                                                              2 (d)
Additional paid-in capital........      2,881            3,118           (3,118)(c)       53,881
                                                                         14,195 (a)
                                                                         42,169 (d)
                                                                         (5,364)(f)
Retained earnings (deficit).......     (2,284)           2,339           (2,339)(c)       (7,243)
                                                                         (4,959)(e)
Treasury stock....................     (5,364)                            5,364 (f)
Foreign currency transition
  adjustment......................                          39              (39)(c)
                                      -------          -------         --------          -------
     Total stockholders' equity
       (deficit)..................     (4,764)           5,503           45,904           46,643
                                      -------          -------         --------          -------
     Total liabilities and
       stockholders' equity.......    $47,907          $23,074         $ 21,360          $92,341
                                      =======          =======         ========          =======


The accompanying notes are an integral part of the pro forma combined condensed balance sheet (unaudited).

        NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)
                                 JUNE 29, 1996

(a) The total estimated purchase price was comprised of the following:

    Acquisition of Alfalfa's common stock and options..............................  $25,925
    Acquisition of Alfalfa's redeemable convertible Series A Preferred Stock.......   12,182
    Costs associated with the acquisition (financing, legal, accounting and
      related costs)...............................................................      954
                                                                                     -------
              Total acquisition cost...............................................  $39,061
                                                                                     =======

     The total acquisition cost was funded as follows:

    Cash...........................................................................  $16,230
    Issuance of Wild Oats common stock and options.................................   14,195
    Issuance of Wild Oats redeemable convertible Series D Preferred Stock..........    7,682
    Accrued expenses related to acquisition........................................      954
                                                                                     -------
              Total sources of funding.............................................  $39,061
                                                                                     =======

     Cash was obtained through the issuance of Wild Oats redeemable convertible Series E Preferred Stock to third parties resulting in net proceeds of $16,480, of which $16,230 was used to redeem shares held by former Alfalfa's shareholders.

(b) The estimated purchase price has been allocated to the assets acquired and liabilities assumed, based on the estimate of the fair values of the assets and liabilities, as follows:

                                                      HISTORICAL                            ESTIMATE OF THE
                                                      COST BASIS          ADJUSTMENTS         FAIR VALUE
                                                    ---------------     ---------------     ---------------
    Cash and cash equivalents.....................          $ 3,591                                 $ 3,591
    Inventories...................................            3,273                                   3,273
    Accounts receivable, prepaid expenses and
      other current assets........................              641                                     641
    Deferred income taxes.........................              419                                     419
    Property and equipment, net...................           11,845             $  (350)             11,495
    Intangible assets, net........................            2,902              27,799              27,799
                                                                                 (2,902)
    Deposits and other............................              403                                     403
    Accounts payable and accrued liabilities......           (7,714)                                 (7,714)
    Current portion of long-term obligations......             (260)                                   (260)
    Long-term obligations.........................             (130)                                   (130)
    Deferred income taxes and other...............             (456)                                   (456)
                                                            -------             -------             -------
              Total...............................          $14,514             $24,547             $39,061
                                                            =======             =======             =======

(c) Adjustment to eliminate the historical redeemable convertible preferred stock and stockholders' equity of Alfalfa's.

(d) Adjustment to reflect the conversion of all redeemable convertible preferred stock into Common Stock upon effectiveness of this offering.

(e) Adjustment to reflect a non-recurring charge of $7.3 million net of estimated tax effects. Such charge has not been included in the Pro Forma Combined Condensed Statement of Operations (Unaudited). See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Non-Recurring Charge."


(f) Adjustment to reflect the retirement of Wild Oats Treasury Stock.

        PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         HISTORICAL
                                      ------------------------------------------------
                                        WILD OATS        ALFALFA'S      NEW FRONTIERS         FISCAL YEAR ENDED 1995
                                        YEAR ENDED       YEAR ENDED       YEAR ENDED     ---------------------------------
                                       DECEMBER 30,     DECEMBER 31,     DECEMBER 31,      PRO FORMA          PRO FORMA
                                           1995             1995             1995         ADJUSTMENTS          COMBINED
                                      --------------   --------------   --------------   --------------     --------------
Sales................................        $98,517          $73,770          $10,145                            $182,432
Costs of goods sold and occupancy
  costs..............................         67,164           50,190            6,431            $ (70)(a)        123,715
                                             -------          -------          -------          -------           --------
Gross profit.........................         31,353           23,580            3,714               70             58,717
Direct store expenses................         25,072           19,135            2,787                              46,994
                                             -------          -------          -------          -------           --------
Store contribution...................          6,281            4,445              927               70             11,723
Selling, general and administrative
  expenses...........................          4,465            3,790              215              622(b)           8,770
                                                                                                     53(b)
                                                                                                   (375)(c)
Pre-opening expenses.................          1,037              987                                                2,024
                                             -------          -------          -------          -------           --------
Income (loss) from operations........            779             (332)             712             (230)               929
Interest expense, net................            363               85               17                                 465
                                             -------          -------          -------          -------           --------
Income (loss) before income taxes....            416             (417)             695             (230)               464
Income tax expense (benefit).........             40             (224)             261              175(d)             252
                                             -------          -------          -------          -------           --------
Net income (loss)....................        $   376          $  (193)         $   434            $(405)          $    212
                                             =======          =======          =======          =======           ========
Unaudited pro forma net income per
  share..............................          $0.10                                                              $   0.05
                                             =======                                                              ========
Unaudited pro forma weighted average
  number of common shares
  outstanding........................          3,864                                                                 4,267
                                             =======                                                              ========

                                                         HISTORICAL
                                      ------------------------------------------------
                                        WILD OATS        ALFALFA'S      NEW FRONTIERS     SIX MONTHS ENDED JUNE 29, 1996
                                        SIX MONTHS       SIX MONTHS      FIVE MONTHS     ---------------------------------
                                      ENDED JUNE 29,   ENDED JUNE 30,   ENDED MAY 31,      PRO FORMA          PRO FORMA
                                           1996             1996             1996         ADJUSTMENTS          COMBINED
                                      --------------   --------------   --------------   --------------     --------------
Sales................................        $68,929          $45,091          $ 4,735                            $118,755
Costs of goods sold and occupancy
  costs..............................         46,956           30,390            2,986            $ (35)(a)         80,297
                                             -------          -------          -------          -------           --------
Gross profit.........................         21,973           14,701            1,749               35             38,458
Direct store expenses................         16,836           11,305            1,114                              29,255
                                             -------          -------          -------          -------           --------
Store contribution...................          5,137            3,396              635               35              9,203
Selling, general and administrative
  expenses...........................          2,871            2,225              104              311(b)           5,349
                                                                                                     26(b)
                                                                                                   (188)(c)
Pre-opening expenses.................            786                                                                   786
                                             -------          -------          -------          -------           --------
Income from operations...............          1,480            1,171              531             (114)             3,068
Interest expense, net................            584                5                3                                 592
                                             -------          -------          -------          -------           --------
Income before income taxes...........            896            1,166              528             (114)             2,476
Income tax expense...................            395              486              198               90(d)           1,169
                                             -------          -------          -------          -------           --------
Net income...........................        $   501          $   680          $   330            $(204)          $  1,307
                                             =======          =======          =======          =======           ========
Unaudited pro forma net income per
  share..............................        $  0.13                                                              $   0.30
                                             =======                                                              ========
Unaudited pro forma weighted average
  number of common shares
  outstanding........................          3,886                                                                 4,290
                                             =======                                                              ========

The accompanying notes are an integral part of the pro forma combined condensed statement
                           of operations (unaudited)

   NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

(a) Elimination of depreciation related to assets written off in Alfalfa's acquisition of $350, depreciated over a five year life on a straight-line basis.

(b) Amortization of the incremental excess of the acquisition cost over the related net book value of assets acquired, over 40 years on a straight-line basis, for the following acquisitions:

                                                                         AMORTIZATION
                                                                 -----------------------------
                                                                                   SIX MONTHS
                                                                  YEAR ENDED         ENDED
                                                                 DECEMBER 31,       JUNE 29,
                                                   EXCESS            1995             1996
                                                ------------     ------------     ------------
        Alfalfa's ($27,799 less $2,902).......       $24,897             $622             $311
        New Frontiers.........................         2,100               53               26

(c) Elimination of salaries and benefits of Alfalfa's employees terminated as a direct result of the acquisition ($305) and discontinuance of ESOP contributions and related costs ($70).

(d) Tax effect of pro forma adjustments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

     Wild Oats acquired its first natural foods store in Boulder, Colorado in 1987 and opened the first Wild Oats Market in Boulder in 1988. In recent years, the Company has pursued an aggressive growth strategy and it currently operates 38 stores. Since inception, the Company has opened 17 stores and acquired 23 stores (including 11 Alfalfa's stores). The Company has closed the Alfalfa's Seattle, Washington store and the Wild Oats Lawrence, Kansas store.

     Store Openings and Acquisitions. The Company's results of operations have been and will continue to be affected by, among other things, the number, timing and mix of store openings, acquisitions or closings in a given period. The Company incurs significant pre-opening costs with each store opening (as described below). In addition, new stores typically experience operating losses during the first six to 12 months of operation. New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. Therefore, the opening of a significant number of stores in any period will have an adverse effect on the Company's results of operations for that period. The Company opened five stores in 1995 (all in the last seven months of the year) and three stores in the first half of 1996. This represents the greatest concentration of store openings in any 13 month period in the Company's history. While store openings contributed to an increase in the Company's overall sales during these periods, net income decreased, largely as a result of pre-opening costs (which aggregated approximately $1.0 million in 1995 and $786,000 in the first half of 1996), and initial operating losses at these new stores.

     Upon the acquisition of a natural foods store, the Company immediately benefits from an existing sales base and, in most cases, profitable store-level operations. The Company seeks to improve the profitability of acquired single stores or small chains by integrating them into its volume purchase discount programs and by implementing certain financial controls and marketing strategies. To date, all of the Company's acquisitions have been accounted for by the purchase method, resulting in the recording of goodwill which is amortized on a straight-line basis over a period of 40 years.

     In the second half of 1996, the Company has opened two stores and intends to open one additional store. The Company anticipates opening or acquiring seven stores in 1997. The Company believes that most of its future store growth will be through store openings; however, it will continue to pursue acquisitions of natural foods retailers where attractive opportunities exist. There can be no assurance that the Company will achieve its planned expansion in existing markets or entrance into new markets. See "Risk Factors--Uncertain Ability to Execute Growth Strategy" and "--New Mexico Anti-Trust Proceedings."

     Store Format and Clustering Strategy. The Company operates two store formats: supermarket and urban. The supermarket format is generally 15,000 to 35,000 square feet, and typically generates higher sales and store contribution than the 5,000 to 15,000 square foot urban format stores. The Company's results of operations have been and will continue to be affected by the mix of supermarket and urban format stores opened or acquired and whether stores are being opened in markets where the Company has an existing presence. The Company expects to focus primarily on opening or acquiring supermarket format stores in the future but will consider additional urban stores when appropriate opportunities exist. The Company pursues a strategy of clustering its stores within each of its markets in order to more fully penetrate these markets, achieve regional operating and marketing efficiencies and enhance name recognition. The Company believes this strategy has resulted in increased overall sales in each of its markets. In the past when the Company has opened a store in a market where it had an existing presence, it has experienced a decline in sales and operating results at its existing Wild Oats and Alfalfa's stores in these markets. However, over time, the Company believes the affected stores will generally achieve store-level contribution margins comparable to their prior levels on a lower base of sales. The Company intends to continue to pursue its store clustering strategy and expects these trends to continue. See "Risk Factors--Uncertain Ability to Execute Growth Strategy."

     Comparable Store Sales Results. Sales of a store are deemed to be comparable commencing in the thirteenth full month after the store was opened or acquired. The Company believes its comparable store sales increases through 1995 resulted from growth in the natural foods industry and improved execution of the Company's operating strategy and were affected by the small size of the Company's comparable store base and the timing of additions to the comparable store base. Comparable store sales results in the last half of 1995 and the first half of 1996 were negatively affected primarily by planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store clustering strategy described above and a competitive store opening by Alfalfa's in Santa Fe, New Mexico. While the Company continually seeks to increase sales at existing stores, it may not achieve comparable store sales increases at the same rates as it had prior to 1996. Furthermore, the Company experienced a comparable store sales decrease in the first quarter of 1996 and there can be no assurance comparable store sales will not decrease in the future. See "Risk Factors--Fluctuations in Financial Results; Non-Recurring Charge."

     Pre-Opening Expenses. Pre-opening expenses include labor, rent, utility, supplies and certain other costs incurred prior to a store's opening. The costs are accrued during the pre-opening period and are expensed in full when the store opens. Pre-opening expenses have averaged approximately $250,000 per store over the past 18 months, although the amount per store may vary depending on the store format and whether the store is the first to be opened in a market, or is part of a cluster of stores in that market.

ACQUISITION OF ALFALFA'S

     The Company completed the acquisition of Alfalfa's in July 1996. Through this acquisition, the Company combined two natural foods retailers with similar operating strategies and complementary store bases, increased its penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. Wild Oats' and Alfalfa's stores overlap in four markets:
Santa Fe, New Mexico and Denver, Boulder and Ft. Collins, Colorado. In 1995, Wild Oats opened two stores in Denver, Colorado and Alfalfa's opened one store in Santa Fe, New Mexico. The opening of these additional stores resulted in a decline in sales and operating results at the existing Wild Oats and Alfalfa's stores in those markets. However, overall sales increased significantly in these markets and, over time, the Company believes the affected stores will generally achieve store-level contribution margins comparable to prior levels on the lower base of sales. As a result, the Company believes these markets are large enough to support these stores and further believes that planned cannibalization resulting from the implementation of the Company's store clustering strategy will contribute to the Company's overall growth.

     The Company believes that the successful integration of Alfalfa's will result in future operating efficiencies created by: (i) warehousing, distribution and administrative economies of scale; (ii) improved merchandise buying terms as a result of the Company's larger size; and (iii) the implementation of coordinated merchandising and marketing strategies. Alfalfa's achieved increases in operating income for the four consecutive years prior to fiscal 1996 when it experienced an operating loss largely as a result of pre-opening expenses and initial operating losses at its newly-opened stores. Subsequent to the acquisition, the Company closed the Alfalfa's Seattle, Washington store.

     In connection with the acquisition, the Company recorded goodwill of approximately $27.8 million which is being amortized on a straight-line basis over 40 years. The future operating and financial performance of the Company will depend in part on its ability to integrate and operate Alfalfa's successfully and to enhance the profitability of the acquired business. There can be no assurance that the Company will be successful in this regard. See "Risk Factors--Potential Difficulties of Integrating Alfalfa's Operations," "Pro Forma Combined Condensed Financial Statements (Unaudited)" and Note 2 of Notes to the Consolidated Financial Statements of Wild Oats Markets, Inc.

NON-RECURRING CHARGE

     During late August 1996, the Company performed a thorough analysis of its operations subsequent to the acquisition of Alfalfa's and made the following decisions relating to its operations which will result in an approximate $7.3 million non-recurring charge being recorded in the third quarter of 1996, of which $5.7 million is expected to be non-cash write-downs. Specifically, as a direct result of the July 1996 acquisition of Alfalfa's, the Company will incur the charge by: (i) closing the Wild Oats Lawrence, Kansas store resulting in $849,000 in lease cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen resulting in $203,600 in asset write-offs and lease adjustment costs; (ii) moving out of its existing corporate headquarters and relocating to Alfalfa's former corporate headquarters resulting in $711,500 in lease cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems resulting in $276,500 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store resulting in $4.8 million of severance costs, lease cancellation costs and asset write-offs and to close a restaurant in a Capers store, resulting in $425,000 in asset write-offs, both operations which at the time of the acquisition the Company had planned to retain. The decisions related to these activities were made and announced in the third quarter of 1996 and will be completed as soon as practicable. The Company does not believe that the closing of the two stores will have a material effect on the Company's future operating results. See "Risk Factors--Fluctuations in Financial Results; Non-Recurring Charge" and Note 11 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.


OTHER

     Effective July 3, 1993, Wild Oats revoked its S corporation election for income tax reporting purposes and became taxable as a C corporation. Accordingly, the presentation of net income and net income per share for 1993 reflects a provision for income taxes on a pro forma basis as if Wild Oats had been liable for federal and state income taxes throughout the periods presented.

RESULTS OF OPERATIONS OF WILD OATS

     The following table sets forth for the periods indicated, certain selected income statement data expressed as a percentage of sales:

                                                                                   SIX MONTHS
                                                                                      ENDED
                                                                                 ---------------
                                                          FISCAL YEAR            JULY
                                                   -------------------------      1,       JUNE 29,
                                                   1993      1994      1995      1995      1996
                                                   -----     -----     -----     -----     -----
Sales..........................................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold and occupancy costs.........     68.4      68.4      68.2      67.3      68.1
                                                   -----     -----     -----     -----     -----
Gross profit...................................     31.6      31.6      31.8      32.7      31.9
Direct store expenses..........................     23.3      24.0      25.4      23.2      24.4
                                                   -----     -----     -----     -----     -----
Store contribution.............................      8.3       7.6       6.4       9.5       7.5
Selling, general and administrative expenses...      3.9       3.5       4.4       4.6       4.2
Pre-opening expenses...........................      0.9                 1.1       0.5       1.1
                                                   -----     -----     -----     -----     -----
Income from operations.........................      3.5       4.1       0.9       4.4       2.2
Interest expense, net..........................      0.7       0.6       0.4       0.2       0.8
                                                   -----     -----     -----     -----     -----
Income before income taxes.....................      2.8       3.5       0.5       4.2       1.4
Income tax expense.............................      1.1       1.4                 1.6       0.6
                                                   -----     -----     -----     -----     -----
Net income.....................................      1.7%      2.1%      0.5%      2.6%      0.8%
                                                   =====     =====     =====     =====     =====

SIX MONTHS ENDED JUNE 29, 1996 COMPARED TO SIX MONTHS ENDED JULY 1, 1995

     Sales in the first half of fiscal 1996 increased 61.0% to $68.9 million from $42.8 million in the first half of fiscal 1995. This increase was primarily due to the opening of three stores in the first half of fiscal 1996, one store late in the first half of fiscal 1995, and four stores in the second half of fiscal 1995. Comparable store sales were flat in the first half of fiscal 1996 compared to the first half of fiscal 1995, reflecting the impact of the planned cannibalization of existing stores sales in Albuquerque, New Mexico and Denver, Colorado and Kansas City, Missouri resulting from the Company's opening of stores in those markets, as well as the effects of a store opening in Santa Fe, New Mexico by Alfalfa's. In the second quarter of fiscal 1996 comparable store sales at certain of the Company's stores in Colorado were positively affected as a result of a strike by employees at the two largest conventional supermarket chains in the region.

     Gross profit consists primarily of sales less cost of goods sold and occupancy costs. Gross profit in the first half of fiscal 1996 increased 57.1% to $22.0 million from $14.0 million in the first half of fiscal 1995. As a percentage of sales, gross profit declined to 31.9% in the first half of fiscal 1996 from 32.7% in the first half of fiscal 1995. Merchandise gross profit (sales minus cost of sales) increased slightly, which was more than offset by higher occupancy costs as a percentage of sales at the Company's new stores.

     Direct store expenses in the first half of fiscal 1996 increased 69.7% to $16.8 million from $9.9 million in the first half of fiscal 1995, primarily due to the increased number of stores. As a percentage of sales, direct store expenses increased to 24.4% in the first half of fiscal 1996 from 23.2% in the first half of fiscal 1995 primarily due to higher expenses as a percentage of sales at the new stores.

     Selling, general and administrative expenses increased to $2.9 million in the first half of fiscal 1996 from $2.0 million in the first half of fiscal 1995. As a percentage of sales, general and administrative expenses decreased slightly to 4.2% in the first half of fiscal 1996 from 4.6% in the first half of fiscal 1995 due to increased leverage of the general and administrative expense on a larger sales base.

     Wild Oats incurred $786,000 in pre-opening expenses in the first half of fiscal 1996 related to the opening of three stores, compared to $218,000 in the first half of fiscal 1995 related to the opening of one store.

     Net interest expense in the first half of fiscal 1996 increased to $584,000 from $87,000 in the first half of fiscal 1995 as a result of higher levels of indebtedness incurred to fund store openings.

FISCAL 1995 COMPARED TO FISCAL 1994

     Sales in fiscal 1995 increased 51.1% to $98.5 million from $65.2 million in fiscal 1994. This increase was primarily due to the opening of five stores and the acquisition of two additional stores in fiscal 1995, and reporting a full year of operations for two stores which had been open for only part of fiscal 1994. Comparable store sales increased 7% in fiscal 1995 and accounted for $5.3 million of the increase in sales. Wild Oats believes comparable store sales results were negatively affected in the second half of fiscal 1995 by a competitive entrant into the Santa Fe, New Mexico market, as well as planned cannibalization of existing store sales in Albuquerque, New Mexico and Denver, Colorado and Kansas City, Missouri.

     Gross profit in fiscal 1995 increased 51.9% to $31.3 million from $20.6 million in fiscal 1994. As a percentage of sales, gross profit increased slightly to 31.8% in fiscal 1995 from 31.6% in fiscal 1994. Both merchandise gross profit and occupancy costs remained relatively flat as a percentage of sales in fiscal 1995, reflecting operating efficiencies at mature stores which were offset by lower merchandise margins and higher occupancy costs as a percentage of sales at the five stores opened in fiscal 1995 and the Company's Santa Fe, New Mexico stores.

     Direct store expenses in fiscal 1995 increased 59.9% to $25.1 million from $15.7 million in fiscal 1994. This increase was primarily due to expenses of five stores opened and two stores acquired in fiscal 1995 and reporting of a full year of operations for two stores which had been open for only part of fiscal 1994. As a percentage of sales, direct store expenses increased to 25.4% in fiscal 1995 from 24.0% in fiscal 1994, primarily due to higher expenses as a percentage of sales at the five stores opened in fiscal 1995.

     Selling, general and administrative expenses increased to $4.5 million in fiscal 1995 from $2.3 million in fiscal 1994. As a percentage of sales, selling, general and administrative expenses increased to 4.4% in fiscal 1995 from 3.5% in fiscal 1994 due to the addition of central and regional support staff to support store growth and expansion into new geographic markets.

     Wild Oats incurred $1.0 million in pre-opening expenses in fiscal 1995 related to the five stores that opened throughout the year. No pre-opening expenses were incurred in fiscal 1994 as pre-opening expenses for the one store opened in January 1994 were expensed in December 1993 since the store was ready to open at that time.

     Net interest expense in fiscal 1995 decreased to $363,000 from $373,000 in fiscal 1994 as a result of lower average levels of indebtedness.

FISCAL 1994 COMPARED TO FISCAL 1993

     Sales in fiscal 1994 increased 37.8% to $65.2 million from $47.3 million in fiscal 1993. This increase was primarily due to the opening of one store and the acquisition of two stores in fiscal 1994, and reporting a full year of operations for two stores which had been open for only part of fiscal 1993. Comparable store sales increased 13% in fiscal 1994 and accounted for $5.6 million of the increase in sales. Wild Oats attributes the increase in comparable store sales to the relatively high comparable sales experienced by two new stores operating in their second full year in fiscal 1994 and to a continued increase in consumer interest in natural foods.

     Gross profit in fiscal 1994 increased 38.3% to $20.6 million from $14.9 million in fiscal 1993. As a percentage of sales, gross profit remained flat at 31.6% in fiscal 1994 and fiscal 1993. Merchandise gross profit increased in fiscal 1994 due to increased purchase discounts, which were offset by higher occupancy costs as a percentage of sales resulting primarily from the opening of one store in January 1994.

     Direct store expenses in fiscal 1994 increased 42.7% to $15.7 million from $11.0 million in fiscal 1993. This increase was attributable primarily to expenses of one store opened and two stores acquired in fiscal 1994 and reporting of a full year of operations for two stores which had been open for only part of fiscal 1993. As a percentage of sales, direct store expenses increased to 24.0% in fiscal 1994 from 23.3% in fiscal 1993 primarily due to higher expenses as a percentage of sales for the store opened in January 1994.

     Selling, general and administrative expenses increased to $2.3 million in fiscal 1994 from $1.8 million in fiscal 1993. As a percentage of sales, selling, general and administrative expenses decreased to 3.5% in fiscal 1994 from 3.9% in fiscal 1993 due to increased leverage of general and administrative expenses on a larger sales base.

     There were no pre-opening expenses in fiscal 1994 because pre-opening expenses for the store opened in January 1994 were expensed in December 1993 when construction of that store was completed and the store was ready to open. Wild Oats incurred $416,000 in pre-opening expenses in fiscal 1993 related to stores opened in January 1993 and January 1994.

     Net interest expense in fiscal 1994 increased to $373,000 from $350,000 in fiscal 1993 as a result of higher average levels of indebtedness.

RESULTS OF OPERATIONS OF ALFALFA'S

     The following table sets forth for the periods indicated certain selected income statement data expressed as a percentage of sales:

                                                                             FISCAL YEAR
                                                                      -------------------------
                                                                      1994      1995      1996
                                                                      -----     -----     -----
Sales.............................................................    100.0%    100.0%    100.0%
Cost of goods sold and occupancy costs............................     66.5      66.9      68.3
                                                                      -----     -----     -----
Gross profit......................................................     33.5      33.1      31.7
Direct store expenses.............................................     24.9      24.9      25.9
                                                                      -----     -----     -----
Store contribution................................................      8.6       8.2       5.8
Selling, general and administrative expenses......................      3.8       5.0       5.1
Pre-opening expenses..............................................      1.0       0.5       0.8
                                                                      -----     -----     -----
Income (loss) from operations.....................................      3.8       2.7      (0.1)
Other income (expense), net.......................................     (0.4)     (0.3)
                                                                      -----     -----     -----
Income (loss) before income taxes.................................      3.4       2.4      (0.1)
Income tax expenses...............................................      1.3       0.9
                                                                      -----     -----     -----
Net income (loss).................................................      2.1%      1.5%     (0.1)%
                                                                      =====     =====     =====

FISCAL 1996 COMPARED TO FISCAL 1995

     Sales in fiscal 1996 increased 31.9% to $85.6 million from $64.9 million in fiscal 1995. The increase was attributable primarily to the opening of two stores early in fiscal 1996, and a full year of operation for a store opened late in fiscal 1995. Comparable store sales increased 3% in fiscal 1996 and accounted for $2.4 million of the increase in sales. Comparable store sales were negatively impacted by the opening of two Wild Oats stores in Denver, Colorado. In the last quarter of fiscal 1996 comparable store sales at certain of the Alfalfa's stores in Colorado were positively affected as a result of a strike by employees at the two largest conventional supermarket chains in the region. In addition, fiscal 1996 was a 53-week year.

     Gross profit in fiscal 1996 increased 26.0% to $27.1 million from $21.5 million in fiscal 1995. As a percentage of sales, gross profit decreased to 31.7% in fiscal 1996 from 33.1% in fiscal 1995, reflecting the effect of the opening of stores by Wild Oats in certain of Alfalfa's existing markets and lower merchandise margins and higher occupancy costs as a percentage of sales at the new stores opened in fiscal 1996.

     Direct store expenses in fiscal 1996 increased 37.0% to $22.2 million from $16.2 million in fiscal 1995, primarily due to the opening of three stores. As a percentage of sales, direct store expenses increased to 25.9% in fiscal 1996 from 24.9% in fiscal 1995. This increase is attributed to higher expenses as a percentage of sales at the three new stores.

     Selling, general and administrative expenses increased to $4.4 million in fiscal 1996 from $3.3 million in fiscal 1995. As a percentage of sales, selling, general and administrative expenses remained relatively flat at 5.1% in fiscal 1996 as compared to 5.0% in fiscal 1995.

     Alfalfa's incurred $662,000 in pre-opening expenses in fiscal 1996 attributable to the opening of two stores, compared to $325,000 in pre-opening expenses for one store in fiscal 1995.

     Other income (expense) in fiscal 1996 decreased to $20,000 from $173,000 in fiscal 1995 primarily due to the reduced interest expense on lower average levels of indebtedness.

FISCAL 1995 COMPARED TO FISCAL 1994

     Sales in fiscal 1995 increased 41.4% to $64.9 million from $45.9 million in fiscal 1994. The increase was attributable primarily to the acquisition of two stores in fiscal 1995, and reporting a full year of operations for one store which had been open for only part of fiscal 1994. Alfalfa's Seattle, Washington store, which was opened near the end of fiscal 1995, did not materially affect sales in fiscal 1995. Comparable store sales increased 7% in fiscal 1995 and accounted for $3.3 million of the increase in sales.

     Gross profit in fiscal 1995 increased 39.6% to $21.5 million from $15.4 million in fiscal 1994. As a percentage of sales, gross profit decreased slightly to 33.1% in fiscal 1995 from 33.5% in fiscal 1994. Gross margins were somewhat negatively impacted by the opening of a store by Wild Oats in Denver, Colorado.

     Direct store expenses in fiscal 1995 increased 42.1% to $16.2 million from $11.4 million in fiscal 1994, due to the acquisition of two stores. As a percentage of sales, direct store expenses remained constant at 24.9% in fiscal 1995 and fiscal 1994.

     Selling, general and administrative expenses increased to $3.3 million in fiscal 1995 from $1.8 million in fiscal 1994. As a percentage of sales, selling, general and administrative expenses increased to 5.0% in fiscal 1995 from 3.8% in fiscal 1994 due to the centralization of retail support operations, the expansion of the commissary to support the growth of new stores and the increased overhead from the expansion into a new geographic market through the acquisition of Capers in Vancouver, British Columbia.

     Pre-opening expenses in fiscal 1995 were $325,000 and were incurred in connection with one store opening in the last month of the fiscal year, compared with fiscal 1994 pre-opening expenses which were $460,000 and which were incurred in connection with one store opening and the amortization of the remaining capitalized pre-opening expenses associated with two store openings which occurred in fiscal 1993.

     Other income (expense) increased to $173,000 in fiscal 1995 from $164,000 in fiscal 1994, primarily due to the prepayment of interest in connection with the conversion of shareholder notes to equity in February 1995.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's results of operations may fluctuate significantly from period-to-period as the result of a variety of factors, including: (i) the number, timing and mix of store openings, acquisitions or closings; (ii) the ratio of stores opened to stores acquired; (iii) the opening of stores by the Company or its competitors in markets where the Company has existing stores; (iv) comparable store sales results; and (v) the ratio of urban format to supermarket format stores. The Company incurs significant pre-opening expenses and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of stores in a single period will have an adverse effect on the Company's results of operations. For example, the Company's profitability was lower in 1995 than in 1994 due in part to the opening of a significantly larger number of stores in 1995 than in 1994. In addition, the Company's store base is geographically concentrated and shifts in economic or demographic trends and consumer preferences in a particular market could have an adverse effect on the Company's results of operations. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance.

     A variety of factors affect the Company's comparable store sales results, including, among others, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the timing of promotional events, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. Past increases in comparable store sales may not be indicative of future operating performance. Comparable store sales results in the last half of 1995 and the first half of 1996 were negatively affected primarily by planned cannibalization (the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store clustering strategy and a competitive store opening by Alfalfa's in Santa Fe, New Mexico. The Company experienced a comparable store sales decrease in the first quarter of 1996 and there can be no assurance that comparable store sales for any particular period will not decrease in the future. See "Risk Factors--Fluctuations in Financial Results; Non-Recurring Charge."


     During late August 1996, the Company performed a thorough analysis of its operations subsequent to the acquisition of Alfalfa's and made the following decisions relating to its operations which will result in an approximate $7.3 million non-recurring charge being recorded in the third quarter of 1996, of which $5.7 million is expected to be non-cash write-downs. Specifically, as a direct result of the July 1996 acquisition of Alfalfa's, the Company will incur the charge by: (i) closing the Wild Oats Lawrence, Kansas store resulting in $849,000 in lease cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen resulting in $203,600 in asset write-offs and lease adjustment costs; (ii) moving out of its existing corporate headquarters and relocating to Alfalfa's former corporate headquarters resulting in $711,500 in lease cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems resulting in $276,500 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store resulting in $4.8 million of severance costs, lease cancellation costs and asset write-offs and to close a restaurant in a Capers store, resulting in $425,000 in asset write-offs, both operations which at the time of the acquisition the Company had planned to retain. The decisions related to these activities were made and announced in the third quarter of 1996 and will be completed as soon as practicable. The Company does not believe that the closing of the two stores will have a material effect on the Company's future operating results. See "Risk Factors--Fluctuations in Financial Results; Non-Recurring Charge" and Note 11 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

     The following table sets forth statement of operations and selected operating data for each of Wild Oats and Alfalfa's last six fiscal quarters and the percentage of sales represented by the line items presented. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of Wild Oats and Alfalfa's, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof.

                                             WILD OATS MARKETS, INC.

                                                                              QUARTER ENDED
                                         ----------------------------------------------------------------------------------------
                                           APRIL 1,        JULY 1,     SEPTEMBER 30,  DECEMBER 30,     MARCH 30,      JUNE 29,
                                             1995           1995           1995           1995           1996           1996
                                         -------------  -------------  -------------  -------------  -------------  -------------
                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales...................................       $19,426        $23,359        $25,724        $30,008        $32,237        $36,692
Gross profit............................         6,369          7,618          8,191          9,175         10,060         11,913
Store contribution......................         1,989          2,071          1,120          1,101          2,283          2,854
Pre-opening expenses....................                          218            403            416            254            532
Income (loss) from operations...........         1,006            852           (380)          (699)           687            793
Net income (loss).......................           599            469           (277)          (415)           246            255
SELECTED OPERATING DATA:
Number of stores at end of period.......            14             17             19             21             22             27
Comparable store sales increase
  (decrease) (1)........................            13%            12%             7%             1%            (3)%            2%
AS A PERCENTAGE OF SALES:
Sales...................................         100.0%         100.0%         100.0%         100.0%         100.0%         100.0%
Gross profit............................          32.8           32.6           31.8           30.6           31.2           32.5
Store contribution......................          10.2            8.9            4.4            3.7            7.1            7.8
Pre-opening expenses....................            --            0.9            1.6            1.4            0.8            1.4
Income (loss) from operations...........           5.2            3.6           (1.5)          (2.3)           2.1            2.2
Net income (loss).......................           3.1%           2.0%          (1.1)%         (1.4)%          0.8%           0.7%

                                                ALFALFA'S, INC.

                                                                            QUARTER ENDED
                                    --------------------------------------------------------------------------------------------
                                      APRIL 2,        JUNE 25,      SEPTEMBER 24,   DECEMBER 31,      MARCH 31,      JUNE 30,
                                        1995            1995            1995            1995            1996           1996
                                    -------------   -------------   -------------   -------------   -------------  -------------
                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales..............................       $16,910         $16,328         $19,692         $20,840         $20,239        $24,852
Gross profit.......................         5,721           5,429           6,124           6,305           6,287          8,415
Store contribution.................         1,462           1,407             636             940           1,091          2,306
Pre-opening expenses...............                           325             668              (6)
Income (loss) from operations......           775             116          (1,103)           (120)             29          1,143
Net income (loss)..................           483              97            (679)            (94)              2            678
SELECTED OPERATING DATA:
Number of stores at end of
  period...........................             8               9              11              11              11             11
Comparable store sales increase
  (decrease)(1)....................             8%             (1)%            (2)%            (2)%            (5)%           21%(2)
AS A PERCENTAGE OF SALES:
Sales..............................         100.0%          100.0%          100.0%          100.0%          100.0%         100.0%
Gross profit.......................          33.8            33.2            31.1            30.3            31.1           33.9
Store contribution.................           8.6             8.6             3.2             4.5             5.4            9.3
Pre-opening expenses...............                           2.0             3.4
Income (loss) from operations......           4.6             0.7            (5.6)           (0.6)            0.1            4.6
Net income (loss)..................           2.9%            0.6%           (3.4)%          (0.5)%                          2.7%

---------------
(1) Sales of a store are deemed to be comparable commencing in the thirteenth full month after the store was opened or acquired.

(2) Reflects the effect on comparable stores sales of certain Alfalfa's stores of a strike by employees of the two largest conventional supermarkets in Colorado as well as the inclusion of an additional week in fiscal 1996 (which was a 53-week year compared with fiscal 1995 which was a 52-week year).

LIQUIDITY AND CAPITAL RESOURCES

     Wild Oats' primary sources of capital have been cash flow from operations, trade payables, bank indebtedness, and the sale of convertible debt and equity securities. Primary uses of cash have been the financing of store openings and acquisitions. The following table presents a summary of the Company's cash flows for fiscal 1993, 1994 and 1995 and the first half of fiscal 1996:

                                                                                            SIX
                                                                                          MONTHS
                                                                FISCAL YEAR                ENDED
                                                      -------------------------------     JUNE 29,
                                                       1993        1994        1995        1996
                                                      -------     -------     -------     -------
                                                                    (IN THOUSANDS)
Net cash provided by operating activities.........     $2,051      $1,529     $ 4,626      $2,302
Net cash used by investing activities.............     (1,444)     (4,268)    (17,042)     (5,844)
Net cash provided by financing activities.........        642       7,559       7,153       4,022
                                                      -------     -------     -------     -------
Net increase (decrease) in cash and cash
  equivalents.....................................     $1,249      $4,820     $(5,263)     $  480
                                                      =======     =======     =======     =======

     Net cash provided by operating activities was $2.1 million, $1.5 million and $4.6 million in fiscal 1993, 1994 and 1995, respectively, and $2.3 million in the first half of fiscal 1996. Net income increased in fiscal 1994 but cash provided by operating activities decreased primarily as a result of a decrease in accounts payable. Net income decreased in fiscal 1995 but net cash provided by operating activities increased as a result of increased depreciation and amortization as well as increased accounts payable in connection with the initial inventory acquired for the five stores opened in fiscal 1995. The Company typically receives extended payment terms from vendors in connection with store openings. Cash flow from operations decreased in the first half of fiscal 1996 as a result of a decrease in net income related to the initial operating losses at stores opened in the last half of fiscal 1995 and the first half of fiscal 1996. As demonstrated in fiscal 1995, the Company has not required significant external financing to support inventory requirements at its existing and new stores because it has been able to rely on vendor financing for most of the inventory costs.

     Net cash used by investing activities was $1.4 million, $4.3 million and $17.0 million in fiscal 1993, 1994 and 1995, respectively, and $5.8 million in the first half of fiscal 1996. These expenditures related primarily to the acquisition and opening of two, three and seven stores in fiscal 1993, 1994 and 1995, respectively, and six stores in the first half of fiscal 1996.

     Net cash provided by financing activities was $642,000, $7.6 million and $7.2 million in fiscal 1993, 1994 and 1995, respectively, and $4.0 million in the first half of fiscal 1996. In fiscal 1993, the Company received net proceeds of $2.0 million from the sale of preferred stock and $1.3 million from increased borrowings net of repayment of debt. In connection with the preferred stock financing, the Company used $1.0 million to repurchase shares of Common Stock from one of the Company's founders. In fiscal 1994, the Company received net proceeds of $12.4 million from the sale of preferred stock and $125,000 from the sale of common stock. In connection with the preferred stock financing, the Company used $4.3 million to repurchase shares of common stock from two stockholders. In addition, the Company reduced its borrowings by $3.5 million. Net cash provided by financing activities in fiscal 1995 and the first half of fiscal 1996 consisted primarily of increased borrowings.

     The Company acquired Alfalfa's in July 1996 in a stock-for-stock transaction. Immediately prior to the acquisition, the Company received net proceeds of $16.5 million from the sale of preferred stock. The proceeds from this financing were used to repurchase shares of capital stock from certain former stockholders of Alfalfa's and a stockholder of Wild Oats upon the closing of the acquisition.

     The Company currently has a $20.0 million revolving line of credit with Bank One Indianapolis, National Association (the "Revolving Line"). The Revolving Line bears interest, at the Company's option, at the lender's prime rate or LIBOR plus 1.75% and has a final maturity of February 2002. At June 29, 1996, the Company had borrowings outstanding under the Revolving Line of approximately $17.7 million. The Company intends to use a portion of the net proceeds from this offering to repay amounts outstanding on the Revolving Line. Following this offering the Company will have approximately $20.0 million of available borrowing capacity, subject to certain covenants and other restrictions applicable to the Revolving Line. Further, in July 1996 the Company received a commitment from its lender to increase its borrowing capacity under the Revolving Line to $40.0 million. The Company's ability to borrow under the Revolving Line is contingent upon its compliance with certain material covenants, including covenants related to the Company's net worth, total funded debt to total capitalization ratio, interest coverage ratio, tangible capital base and fixed charge coverage.

     The Company anticipates that it will spend approximately $4.5 million in the second half of fiscal 1996 to open three stores (two of which have been opened). Historically, the Company's cash requirements to open a store, including leasehold improvements, equipment and fixtures, have ranged from $1.0 million to $2.0 million, excluding inventory costs and initial operating losses. The cost of initial inventory for a new store is approximately $500,000; however, the Company relies on vendor financing for most of this cost. Pre-opening costs are approximately $250,000 per store and are expensed when the new store opens. The amounts and timing of such expenditures will depend upon the availability of new store sites and other factors, including the location of the store and whether it is in a new or existing market for the Company, the size of the store, and the required build-out at the site. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost to open new stores. There can be no assurance that actual capital expenditures will not exceed anticipated levels.

     The Company believes that the net proceeds of this offering, together with cash generated from operations and funds available under the Revolving Line, will be sufficient to satisfy its cash requirements through fiscal 1997.

                                    BUSINESS

INTRODUCTION

     Wild Oats is the second largest natural foods supermarket chain in North America with the largest natural foods store base in the western United States. The Company currently operates 38 stores under the names "Wild Oats" and "Alfalfa's" in seven states, including California, Colorado, Kansas, Missouri, Nevada, New Mexico, Utah and under the name "Capers" in British Columbia, Canada. The Company is dedicated to providing a broad selection of high quality natural and gourmet foods and related products at "down to earth" competitive prices in an inviting and educational store environment emphasizing customer service. The Company's stores range in size from 5,000 to 35,000 square feet and feature natural alternatives in virtually every product category found in conventional supermarkets, providing consumers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores.

     The Company grew from six natural foods stores located primarily in Colorado at the end of 1991, to 21 stores in six states at the end of 1995, representing a compound annual growth rate of 36.8%. During this period, the Company's sales increased from $25.2 million to $98.5 million, representing a compound annual growth rate of 40.6%. This growth resulted from the acquisition of independent and small chain natural foods store operators, the opening of new stores and positive comparable store sales growth. In the first half of 1996, the Company opened three new stores and acquired three additional stores and sales increased 61.0% to $68.9 million from $42.8 million in the first half of 1995. In July 1996, Wild Oats completed the acquisition of Alfalfa's, a leading natural foods supermarket chain that operated 11 stores in three states and Canada. From fiscal 1994 to fiscal 1996 Alfalfa's grew from six to 11 stores, representing a compound annual growth rate of 35.4%. During this same period sales increased from $45.9 million to $85.6 million, representing a compound annual growth rate of 36.6%. Through the acquisition of Alfalfa's, the Company combined two natural foods retailers with similar operating strategies and complementary store bases, increased the Company's penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. The Company has closed the Alfalfa's Seattle, Washington store and the Wild Oats Lawrence, Kansas store. On a pro forma basis, after giving effect to the Company's acquisition of three stores in the first half of 1996, and the acquisition of Alfalfa's, the Company had sales of $182.4 million in 1995 and $118.8 million in the first half of 1996.

NATURAL FOODS INDUSTRY

     Natural foods are defined as foods which are minimally processed, free of artificial ingredients, preservatives and other non-naturally occurring chemicals and, in general, are as near to their whole, natural state as possible. Most natural products fall into the food category, but the natural foods industry also encompasses a number of other categories such as naturally-based cosmetics, toiletries and personal care items, vitamins and herbal supplements, naturally-based cleaning agents, and natural and homeopathic medicines. While sales growth in the traditional supermarket industry remained relatively flat, the natural foods industry has grown at a 17% compound annual growth rate since 1990. According to The Natural Foods Merchandiser, a leading industry publication, growth in the natural foods industry has accelerated from a 10% increase in sales in 1991 to a 22% increase in each of 1994 and 1995, when the market reached $9.1 billion. The Company believes that this growth reflects a broadening of the natural foods consumer base which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety, and greater environmental awareness. While natural products generally have higher costs of production and correspondingly higher retail prices, the Company believes that a growing segment of the population now attributes added value to high quality natural products and is willing to pay a premium for such products. Indeed, while early growth in the industry was attributed to more educated, wealthier consumers, there is increasing evidence that the mainstream consumer is driving much of the recent growth. Further, according to industry data, the natural foods industry comprises less than 3% of the total supermarket industry, allowing for significant potential to continue to expand the customer base.

     Traditional natural foods stores, offering only vitamins, dietary supplements, herbs and a limited selection of natural foods product lines, first emerged over 50 years ago. Over the years, as consumer demand for natural foods has increased, the number of natural foods stores has grown and the product mix has expanded. More distributors and vendors have entered the natural foods industry and many more natural products have become available. In response to increasing supply and demand, larger format natural foods stores have emerged, offering virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, deli, bakery, health and body care and household items. Today, natural foods stores offer a one-stop, full-service grocery shopping alternative to conventional supermarkets and appeal to a broader, more mainstream customer base than the traditional natural foods store.

     The Company believes that the appeal of natural foods supermarkets is based on the quality of the total shopping experience. Many natural foods stores develop a personal relationship with their customers because there is typically more interaction between the customer and the store staff than in a conventional supermarket. The Company believes that conventional supermarkets historically have had only limited success in competing in the natural foods segment because they are largely dependent on national brands. As a result, while conventional supermarkets may carry a limited selection of natural food products, it is difficult for them to duplicate the inventory of natural foods stores which carry a more comprehensive selection of natural products sourced from a large number of independent vendors.

     The natural foods industry is highly fragmented. According to The Natural Foods Merchandiser, there were approximately 6,600 independent natural/health foods stores in 1995, which generated approximately $6.1 billion of the total $9.1 billion of natural food sales. Only 13% of these 6,600 stores were full-service, natural foods stores (defined as stores having a minimum of 5,000 square feet and offering a full range of product categories, including fresh meat and seafood). The Company believes that the two largest natural foods retailers (Wild Oats and Whole Foods Markets, Inc., including subsequent acquisitions) represented on a pro forma basis approximately 10% of the total natural foods dollars spent by consumers in 1995. There has been considerable consolidation in the industry as natural foods supermarket chains have acquired smaller independent competitors. The Company believes natural foods supermarkets, with their extensive product offerings and broad customer appeal, will continue to lead the overall growth and consolidation in the natural foods industry.

OPERATING STRATEGY

     The Company's objective is to become the grocery store of choice both for natural foods shoppers and quality-conscious consumers in each of its markets by emphasizing the following key elements of its operating strategy:

     Destination Format. The Company's stores are one-stop, full-service supermarkets for customers seeking high quality natural and gourmet foods and related products. In most of its stores, the Company offers between 10,000 and 25,000 SKUs of natural products in virtually every product category found in a conventional supermarket. The Company's stores carry a much broader selection of natural and gourmet foods and related products than those offered by typical independent natural foods stores or conventional supermarkets.

     High Quality, Unique Products. The Company seeks to offer the highest quality products throughout its merchandise categories and emphasizes unique products not typically found in conventional supermarkets. The Company's strict quality standards require products to be minimally processed, free of preservatives, artificial colors and chemical additives, and not tested on animals. Each store tailors its product mix to meet the preferences of the local market, in particular sourcing produce from local organic growers whenever possible. The Company also operates regional kitchens and bakeries that provide its stores with fresh bakery items and a unique assortment of prepared foods for the quality and health-conscious consumer.

     Educational and Entertaining Store Environment. At Wild Oats, shopping is "theater." Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. In order to enhance customers' understanding of natural foods and how to prepare them, the Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures and newsletters as well as an in-store consumer information department. In addition, many stores offer cafe seating areas, espresso and fresh juice bars, and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the shopping experience. The Company believes its knowledgeable store staff and high ratio of store staff to customers results in significantly higher levels of customer service than in a conventional supermarket.

     Extensive Community Involvement. The Company also seeks to engender customer loyalty by demonstrating its high degree of commitment to the local community. Each store makes significant monetary and in-kind contributions to local not-for-profit organizations through programs such as "5% Days," where each store donates 5% of its gross sales one day each month to a local not-for-profit group, and "Charity Work Benefits" where the Company pays employees for time spent working for local charities.

     Flexible Store Format. The Company's flexible store format enables it to customize its stores to specific site characteristics and to meet the unique needs of a variety of markets. The Company's supermarket format stores are adapted in size and product selection to suburban markets and its urban format stores are designed to appeal in size and product selection to more densely populated urban markets. The Company believes that this flexible store format strategy allows it to operate successfully in a diverse set of markets, enabling it to reach a broader customer base and increase market penetration.

     Competitive Pricing. The Company seeks to offer products at prices which are at or below those of other natural foods stores. The Company has implemented a "down to earth" competitive price program designed to ensure that high quality, all natural items in each product category are offered at prices that are competitive with those offered on similar items in conventional supermarkets. The Company believes these pricing programs broaden its consumer appeal and encourage its customers to fill more of their shopping needs at the Company's stores.

     Motivated Staff. The Company has developed a unique culture by encouraging active participation and communication among all staff members, advocating store-level participation in a variety of marketing, merchandising and operating decisions and rewarding staff based upon the achievement of targeted store-level sales and other financial performance criteria. In addition, the Company generally hires individuals dedicated to the concept of natural foods and a healthy lifestyle. The Company believes that these practices translate into a satisfied and motivated staff and a high level of customer service.

GROWTH STRATEGY

     Wild Oats is the second largest natural foods supermarket chain in North America. To date, the Company has focused its growth in the western half of the U.S. and has built the largest store base in that region. The Company's growth strategy is to increase sales and income through: (i) new store expansion; (ii) increased sales at existing stores; and (iii) realization of operating efficiencies from the acquisition of Alfalfa's.

     New Store Expansion. The Company has grown from six stores at the end of 1991 to 38 stores currently, through a combination of both new store openings and acquisitions. Since its inception, the Company has opened 17 stores and acquired 23 stores (including 11 Alfalfa's stores). The Company has closed the Alfalfa's Seattle, Washington store and the Wild Oats Lawrence, Kansas store. Wild Oats plans to open one additional store in the remainder of 1996 and to open or acquire seven stores in 1997. The Company intends to continue to strengthen its position in the western United States and to expand to new regions, such as Florida, which it believes are currently underserved by natural foods retailers. While the Company believes that most of its new store expansion will result from store openings, it continues to evaluate acquisition opportunities in both existing and new markets. The Company has signed a lease for one store in Florida planned to open in 1996 and for two stores in Northern and Southern California planned to open in 1997. There can be no assurance that the Company will achieve its planned expansion in existing markets or enter new markets. The Company intends to operate new stores primarily under the Wild Oats name.

     Historically, the Company has pursued a strategy of clustering stores within each of its markets in order to more fully penetrate these markets, achieve operating efficiencies and enhance name recognition. The Company believes this strategy has resulted in increased overall sales in each of its markets. In the past when the Company has opened a store in a market in which it had an existing presence, the Company has experienced a decline in the revenue and operating results at certain of its existing stores in that market. However, over time, the Company believes the affected stores generally will achieve store contribution margins comparable to prior levels on the lower base of sales. The Company intends to continue to pursue its store clustering strategy and expects these trends to continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's expansion plans depend on a number of factors. See "Risk Factors--Uncertain Ability to Execute Growth Strategy" for a discussion of certain of the risks associated with the Company's ability to achieve its planned expansion.

     Increase Sales at Existing Stores. The Company believes that historical growth in sales at the Company's existing stores reflects continued strong growth in the natural foods industry as well as improved execution of the Company's operating strategy. The Company continually seeks to increase sales at its existing stores and has undertaken several initiatives designed to increase comparable store sales. The Company is seeking to attract new customers, generate repeat business and gradually increase the size of the average transaction by introducing, expanding and improving key merchandise categories such as perishables (produce, deli and prepared foods) and private label products, as well as implementing standardized marketing programs and expanding customer service. See "Risk Factors--Fluctuations in Financial Results; Non-Recurring Charge," "Business--Products" and "--Marketing."

     Realization of Operating Efficiencies from the Acquisition of Alfalfa's. The Company believes that the successful integration of Alfalfa's will result in future operating efficiencies created by warehousing, distribution and administrative economies of scale, improved merchandise buying terms, and the implementation of coordinated merchandising and marketing strategies. The Company believes that the integration of the best operating, merchandising and marketing practices of Wild Oats and Alfalfa's will create the potential for increased productivity and profitability at the Company's stores. For example, Wild Oats has a deep selection and expertise in natural living products such as vitamins, supplements and body care items while Alfalfa's is recognized for the variety and quality of its perishables, especially in its deli, bakery, and meat departments. The Company has begun to improve and expand the merchandise offerings in its stores and believes it can continue to enhance the merchandising in both stores. There can be no assurance that the Company will not encounter unanticipated problems or liabilities in connection with the integration of Alfalfa's. See "Risk Factors--Potential Difficulties of Integrating Alfalfa's Operations," "Recent Acquisitions and New Store Openings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of Alfalfa's."

STORE LOCATIONS

     The following map and store list show the number of stores that the Company operates in each state and the cities in which the Company's stores are located as of October 2, 1996.

                                      LOGO

CALIFORNIA             COLORADO               KANSAS                 NEVADA
----------             --------               ------                 ------
Berkeley               Aurora                 Mission                Las Vegas (2)
Mission Viejo          Boulder (3)
Pasadena               Colorado Springs
San Francisco          Denver (4)
San Anselmo            Fort Collins (2)       MISSOURI               NEW MEXICO
Santa Monica           Greenwood Village      --------               ----------
West Hollywood         Littleton              Kansas City            Albuquerque (2)
West Los Angeles       Vail                   St. Louis              Santa Fe (3)

UTAH                                          BRITISH COLUMBIA, CANADA
----                                          ------------------------
Salt Lake City (3)                            Vancouver (2)
                                              West Vancouver

SITE SELECTION AND STORE FORMAT

     Prior to opening or acquiring a store, the Company analyzes the local market, including: (i) certain demographic data, such as education level, average income, population density and age distribution; (ii) certain lifestyle data, such as the levels of cultural awareness, physical exercise, health consciousness and environmental awareness in the community; and (iii) the existing competition. In addition to performing internal market analysis, the Company frequently engages an outside consultant to conduct additional market studies and validate internal sales forecasts. The Company's flexible strategy allows it to open stores in a variety of locations and adapt its store layout and merchandise selection to accommodate specific site characteristics, regional themes and local cultural traditions. The Company seeks locations of approximately 15,000 to 35,000 square feet for its supermarket format stores and generally seeks to be either an anchor tenant in a regional neighborhood shopping center or a stand-alone store with high visibility, easy access and plenty of parking. The Company seeks locations of approximately 5,000 to 15,000 square feet for urban format stores and generally seeks to be in the commercial district of densely populated residential areas with convenient parking and a high level of foot traffic.

     When the Company acquires a store it remodels the store in accordance with the Company's specifications. These acquired stores remain in operation while they are being remodeled and are not renamed "Wild Oats" until the remodeling is completed. The timing and cost of the remodel of each store varies depending on the location of the store and whether it is in a new or existing market for the Company, the size of the store and the required build-out. The Company typically requires eight to 16 weeks to remodel a store.

PRODUCTS

     The Company offers its customers a broad selection of unique, high quality products that are natural alternatives to those found in conventional supermarkets. The Company typically does not offer well known national brands and focuses instead on a comprehensive selection of natural products within each category. Although the core merchandise assortment is similar at each of the Company's stores, individual stores adapt the product mix to reflect local and regional preferences. Stores source produce from local organic growers whenever possible and typically offer a variety of local products unique to the region. In addition, in certain markets, stores may offer more food service, gourmet and ethnic items as well as feature more value-added services such as gift baskets, catering and home delivery, and in other markets, a store may focus more on bulk foods, produce and staple grocery items. The Company and its stores regularly introduce new high quality and locally grown products in its merchandise selection to minimize overlap with products carried by conventional supermarkets.

     Wild Oats has historically had a deep selection and expertise in natural living, whereas Alfalfa's has been recognized for the variety and quality of its deli, bakery and meat departments. As part of the integration, the Company is currently improving and expanding the merchandise selection in each of these categories to incorporate the best merchandising practices of both companies. In addition, the Company intends to continue to expand and enhance its prepared food and in-store cafe environment. The Company believes that consumers are increasingly seeking convenient, healthy, "ready-to-eat" meals and that by increasing its commitment to this category it can provide an added service to its customers, broaden its customer base, and further differentiate itself from conventional supermarkets and traditional natural foods stores.

     Quality Standards. The Company's objective is to offer products which meet the following standards: free of preservatives, artificial colors, chemical additives and added hormones; organically grown, whenever possible; minimally processed; and not tested on animals. The Company continually evaluates new products, quality issues and controversial ingredients and frequently counsels store managers on compliance with the Company's strict product standards.

     Product Categories. The Company's stores typically feature the following product categories:

    PRODUCT CATEGORY                                   DESCRIPTION
-------------------------   -----------------------------------------------------------------
Grocery..................   Pastas, canned goods, cereals, cooking oils, juices, salad dressings, crackers, chips, pretzels, cookies, baking items, sodas, bottled waters, and beer and wine in selected stores. Many products are formulated for special diets and are identified as fat-free, low-sodium, wheat-free or dairy-free;
Natural Living...........   Vitamins, supplements, herbs and body care items such as
                            shampoos, lotions, cosmetics, deodorants, dental care products, nutritional supplements, herbal tinctures, bulk herbs and
                            homeopathic remedies as well as a selection of health-related books and magazines;
Prepared Foods...........   Hot entrees, salads, sushi, wraps, pizza and pasta which can be taken out or, in the larger stores, eaten in the store's cafe seating area. Most stores feature full-service delis as well as espresso and fresh juice bars;
Produce..................   Majority of produce is organically grown, although the
                            availability varies, and is sourced seasonally from local organic farmers whenever possible. All produce is clearly labeled as to whether it was grown organically or commercially;

    PRODUCT CATEGORY                                   DESCRIPTION
-------------------------   -----------------------------------------------------------------
Dairy/Frozen.............   Dairy products, both organic and commercial, such as yogurt, milk, cheese, eggs, soy milk, soy foods, and fresh juices, and frozen products such as ice cream, frozen yogurt, entrees, vegetables, desserts, juices, meat and meat substitutes;
Meat/Poultry/Seafood.....   Fresh beef, lamb, pork, seafood and free-range poultry, as well as value-added meat products such as stuffed peppers, marinated meats and home-made sausages;
Baked Goods..............   Muffins, cakes, breads and pies, which are supplied by both the
                            Company's bakeries and outside vendors, and signature items including a proprietary line of private label gourmet breads;
Bulk Products............   Generally between 200 and 500 SKUs of bulk products, including beans, pastas, grains, rice, coffee, granolas, snacks, nuts, flours, seeds, dried fruits, soaps, detergents, shampoos and conditioners; and
General Merchandise......   Environmentally-friendly cleaning compounds, housewares, kitchen tools, recycled paper products and other natural household items, as well as selected gift items, such as natural fiber clothing, greeting cards and decorative glassware.

     Private Label. The natural foods industry is highly fragmented and characterized by many small independent vendors. As a result, the Company believes that its customers do not have strong loyalty to particular brands of natural foods products. In contrast to conventional supermarkets whose private label products are intended to be low cost alternatives to name-brand products, the Company has developed a private label program in order to build brand loyalty to specific products based on its relationship with its customers and its reputation as a natural foods authority. Through this program, Wild Oats has successfully introduced a number of high quality, unique private label products, such as non-dairy rain forest chocolate bars, gourmet breads, salsa, salad dressings, all-natural vitamins, chips, pretzels, tortillas, fresh juices, pasta, pasta sauces, oils, and canned fruit. The Company intends to continue to expand its private label product offerings on a selected basis.

     Pricing. In general, natural and gourmet foods and related products have higher costs of production and correspondingly higher retail prices than conventional grocery items. The Company's pricing strategy has been to maintain prices that are at or below those of its natural foods competitors while educating its customers as to the higher quality and added value of its products so as to differentiate them from conventional products. Like most conventional supermarkets, the Company regularly features dozens of sale items that are rotated periodically. In addition, the Company has an ongoing "down to earth" competitive pricing program that consistently features a natural foods item in each major product category at a price that is competitive with or lower than its conventional equivalent. The Company regularly monitors the prices at its natural foods and conventional supermarket competitors to ensure its prices remain competitive.

STORE ENVIRONMENT

     At Wild Oats, shopping is "theater." Each store strives to create a fun, friendly and educational environment that makes grocery shopping enjoyable and encourages shoppers to spend more time in the store and to purchase new products. In order to enhance customers' understanding of natural foods and how to prepare them, the Company trains its store staff to educate customers as to the benefits and quality of its products and prominently features educational brochures and newsletters as well as an in-store consumer information department. Product brochures, recipe card areas, food sampling stations, informational signage and, in certain stores, an educational computer kiosk, are used extensively throughout the store. Most stores offer cafe seating areas, espresso and fresh juice bars and in-store massage therapists, all of which emphasize the comfortable, relaxed nature of the Wild Oats shopping experience. In addition, each store features a monthly calendar of special events such as educational presentations, children's events, cooking classes, live music, prize drawings and dog washes. Certain departments are remerchandised several times a year according to seasonal themes or different marketing campaigns, such as Rain Forest Month or Organic Harvest Month.

The stores also sponsor many community-related activities such as presentations on health and safety as well as fund-raising drives for local organizations. The Company encourages and receives feedback from its customers through its suggestion boxes and posts responses on the store's community bulletin board.

COMPANY CULTURE AND STORE OPERATIONS

     Company Culture. The Company's culture is embodied in its "Four Areas of Responsibility": responsibility to its customers, its staff, its community and its bottom line. In particular, Wild Oats believes that knowledgeable, satisfied and motivated staff members have a direct impact on store performance and overall profitability. Wild Oats encourages active participation and open communication among all staff members and advocates store-level participation in a variety of marketing, merchandising and operating decisions. The Company has made a substantial commitment to staff education and has created an in-house training program which consists of an intensive orientation for new hires and mandatory monthly and quarterly education programs for the general staff. The Company generally hires individuals dedicated to the concept of natural foods and a healthy lifestyle and seeks to promote store-level employees to positions of increasing responsibility.

     Management and Employees. The Company's stores are organized into seven geographic regions, each of which has a regional director who is responsible for the store operations within his or her region and who reports to the Company's senior management. The Company's regional directors are responsible for, and frequently visit, their cluster of stores to monitor financial performance and ensure adherence to the Company's operating standards. The typical staff of a Wild Oats store consists of one store manager, ten department managers and between 25 to 200 additional hourly staff members, most of whom work full time. Store and department managers are responsible for the operations of individual stores including recruiting and hiring store personnel, communicating financial results nightly, coordinating merchandise ordering, distribution and receiving, and to a limited extent, supplementing their stores merchandise mix with regional and other products suited for their specific market. The accounting department provides a detailed monthly financial analysis of every department in each store which is reviewed by both the store and regional managers. The Company maintains a staff of corporate level department specialists including Natural Living, Prepared Foods, Produce, Meat/Poultry/Seafood and Grocery coordinators who manage centralized buying programs and assist in store-level merchandising, pricing and staff training to ensure Company-wide adherence to product standards and store concept.

     All regional directors and store managers and certain store-level staff participate in an incentive plan that ties compensation awards to the achievement of specified store-level sales, profitability and other financial performance criteria. The Company also seeks to foster enthusiasm and dedication in its staff members through comprehensive benefits packages including health insurance and wellness programs as well as an employer matching 401(k) plan and Equity Incentive Plans.

PURCHASING AND DISTRIBUTION

     The Company has a centralized purchasing function which sets product standards, approves products and negotiates volume purchase discount arrangements with distributors and vendors. Individual store purchases are handled through its department managers who make purchasing decisions within these established parameters. This approach enables each store to customize its product mix to meet the needs and preferences of its customers while adhering to the Company's established product standards and allowing each store to benefit from the Company's volume purchasing discounts.

     The wholesale segment of the natural foods industry provides a large and growing array of product choices across the full range of grocery product categories. Although the Company purchases products from more than 1,000 suppliers, the Company purchases nearly half of its products from a single wholesale distributor which operates warehouses in Colorado and California. The Company believes that this distributor is able to service all of the Company's existing stores as well as any future sites. As a result of the Alfalfa's acquisition, the Company was able to negotiate greater volume discounts with this distributor and certain other vendors. The Company has no supply contracts with these parties and any vendor or distributor could discontinue selling to the Company at any time. The Company believes that it could develop alternative sources of supply; however, any such termination may create a short-term disruption in store-level merchandise selection. See "Risk Factors--Possible Disruptions of Product Supply."

     Most products are delivered directly to the stores by vendors and distributors. The Company currently operates a consolidated warehouse facility in Denver which receives and distributes truck load purchases and distributes products that cannot be delivered directly to the stores by outside vendors. The Company maintains a small fleet of local delivery vans and over-the-road trucks. As the Company enters new markets it will review the need for additional warehouse and distribution facilities.

     The Company operates four off-site kitchens in Santa Fe, New Mexico and Denver, Colorado and Los Angeles and San Francisco, California as well as a bakery in Denver, Colorado. The Company is in the process of closing an off-site kitchen in Boulder which it expects to complete by the end of 1996. These facilities produce deli food, take out food, bakery products and certain private label items exclusively for sale in the Company's stores. Each kitchen can make daily deliveries to stores within a hundred mile radius of the facility. The Company intends to add new kitchens as it expands into new markets.

MARKETING

     The Company's marketing programs are primarily focused on in-store customer education and information. The Company believes that its customers are more responsive to the quality of the shopping experience, issue-based marketing and word-of-mouth advertising than to price-based marketing and traditional media advertising. As a result, the Company focuses on consumer education and emphasizes the benefits and quality of its products such as the fact that an item is organic or grown locally. The Company uses a variety of media, including in-store fliers, newspaper inserts and promotional brochures in which it promotes the depth of its merchandise selection, benefits of natural products, and "down to earth" competitive prices. When the Company first enters a new market, the Company executes an intense marketing campaign to build awareness of its new store and its selection of natural products. After the initial campaign, this advertising is replaced by the marketing strategies described above. The Company's advertising costs historically have been less than 1.5% of sales.

MANAGEMENT INFORMATION SYSTEMS

     The Company's management information systems have been designed to provide detailed store-level financial data, including sales, gross margin, payroll and store contribution, to regional and store managers and to the Company's headquarters on a timely basis. Currently, certain store-level accounting and inventory management systems are processed manually. In addition, the Company is in the process of transferring Alfalfa's accounting functions to the Company's system. The Company intends to convert the currently different Wild Oats and Alfalfa's point-of-sale and pricing systems to one system. Certain of the Wild Oats stores do not have automated point-of-sale and pricing systems. The Company is in the process of evaluating point-of-sale and pricing systems and anticipates selecting and installing one system by the end of 1997 for use at all stores. Although the Company believes that a combined system can be implemented without significant disruptions in its operations or financial reporting, there can be no assurance that such disruption will not occur. The Company may need to upgrade its information systems to meet the demands of its growing operations. See "Risk Factors--Possible Inability to Manage Growth."

COMPETITION

     The Company's competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. A number of other natural foods supermarkets offer a range of natural foods products similar to those offered in the Company's stores. The Company believes that the principal competitive factors in the natural foods industry include customer service, quality and variety of selection, store location and convenience, price and store atmosphere. The Company believes that its primary competitor is Whole Foods Market, Inc., a publicly-traded company based in Texas. The Company competes with Whole Foods in California. While certain conventional supermarkets, smaller traditional natural foods stores and small specialty stores do not offer as full a range of products as the Company, they do compete with Wild Oats in one or more product categories. Many of the Company's competitors have been in business longer and have greater financial or marketing resources than the Company and may be able to devote greater resources to securing suitable locations and to the sourcing, promotion and sale of their products. In addition, should any of the Company's competitors reduce prices, the Company may be required to implement price reductions in order to remain competitive, which could have an adverse impact on its business, financial condition and results of operations. As Wild Oats enters new geographic markets, its success will depend in part on its ability to gain market share from established competitors. In addition, traditional and specialty grocery stores may expand more aggressively in marketing a broader range of natural foods and related products and thereby compete directly with the Company for products, customers and locations. The Company expects competition from both new and existing competitors to increase in its markets and there can be no assurance that the Company will be able to compete effectively in the future. See "Risk Factors--Competition."

EMPLOYEES

     As of July 27, 1996, the Company employed 1,963 full-time individuals and 933 part-time individuals. Approximately 2,900 of the Company's employees are engaged at the store-level and 120 are devoted to regional administrative and corporate activities. The Company believes that it maintains good relations with its employees. The Company's success will depend in large part upon its ability to attract and retain these and future employees. The Alfalfa's store in Seattle, Washington, which the Company recently closed, was subject to an informational picket by a local union. There was no unionization vote and the Company is not aware of other union organizing activities at its other locations

PROPERTIES

     The Company currently leases an aggregate of approximately 11,500 square feet for its corporate offices in two locations in Boulder, Colorado. The Company is currently consolidating its headquarters into one facility. The lease for the corporate headquarters into which the Company is moving covers 6,500 square feet, expires in October 2006 and has a renewal option for an additional six year term. The rental payment is a fixed base rate. The lease for the space where the Company formerly operated covers 5,141 square feet and will terminate in six months. The lease for Company's warehouse expires in August 1999 and is subject to two renewal options of three years each. The rental payment is a fixed base rate.

     The Company leases all of its stores. The Company's leases typically provide for a ten-year base term and generally have several renewal periods. The rental payments are either fixed base rates or percentages of sales with minimum rentals. All of the leases are accounted for as operating leases. See Note 9 of Notes to Consolidated Financial Statements of Wild Oats Markets, Inc.

     The Company periodically evaluates the location and productivity of its stores and may close, consolidate or relocate stores from time-to-time. The following is a list of the Company's stores as of October 2, 1996.

                                                                                   APPROXIMATE
                                                                                     GROSS
                                                                                     SQUARE
     TERRITORY/STORE                LOCATION              DATE OPENED/ACQUIRED      FOOTAGE
-------------------------   -------------------------   -------------------------  ----------
NORTHERN CALIFORNIA
Wild Oats Berkeley          Berkeley, CA                Acquired April 1995             7,500
Wild Oats San Anselmo       San Anselmo, CA             Acquired April 1995             8,500
Wild Oats San Francisco     San Francisco, CA           Opened April 1996               9,000
SOUTHERN CALIFORNIA
Wild Oats Mission Viejo     Mission Viejo, CA           Opened May 1996                23,500
Wild Oats Pasadena          Pasadena, CA                Opened January 1994            15,000
Wild Oats Santa Monica      Santa Monica, CA            Opened September 1995           8,200
Wild Oats West Hollywood    West Hollywood, CA          Opened February 1996           14,000
Wild Oats West Los
  Angeles                   Los Angeles, CA             Opened September 1996           7,900

                                                                                   APPROXIMATE
                                                                                     GROSS
                                                                                     SQUARE
     TERRITORY/STORE                LOCATION              DATE OPENED/ACQUIRED      FOOTAGE
-------------------------   -------------------------   -------------------------  ----------
COLORADO
Wild Oats Aurora            Aurora, CO                  Acquired February 1990          8,000
Wild Oats Vegetarian        Boulder, CO                 Acquired October 1987           6,500
Wild Oats Boulder           Boulder, CO                 Opened February 1988           12,900
Alfalfa's Boulder           Boulder, CO                 Acquired July 1996             25,000
Wild Oats Colorado
  Springs                   Colorado Springs, CO        Opened November 1992           16,700
Alfalfa's Cherry Creek      Denver, CO                  Acquired July 1996             17,000
Wild Oats Denver            Denver, CO                  Acquired February 1990          6,300
Wild Oats Washington Park   Denver, CO                  Opened May 1995                18,600
Alfalfa's Capitol Hill      Denver, CO                  Acquired July 1996             22,000
Wild Oats Fort Collins      Fort Collins, CO            Acquired September 1988         5,000
Alfalfa's Fort Collins      Fort Collins, CO            Acquired July 1996             14,000
Wild Oats Orchard           Greenwood Village, CO       Opened August 1995             35,000
Alfalfa's Littleton         Littleton, CO               Acquired July 1996             22,500
Alfalfa's Vail              Vail, CO                    Acquired July 1996              6,200
MIDWEST
Wild Oats Mission           Mission, KS                 Opened October 1995            22,000
Wild Oats Kansas City       Kansas City, MO             Acquired March 1993             5,000
Wild Oats St. Louis         St. Louis, MO               Opened August 1996             20,500
NEW MEXICO
Wild Oats Albuquerque       Albuquerque, NM             Opened May 1992                28,000
Wild Oats Juan Tabo         Albuquerque, NM             Opened November 1995           22,000
Wild Oats St. Francis       Santa Fe, NM                Opened January 1991            15,000
Wild Oats St. Michael       Santa Fe, NM                Opened January 1992             9,000
Alfalfa's Santa Fe          Santa Fe, NM                Acquired July 1996             20,000
UTAH/NEVADA
Wild Oats Las Vegas East    Las Vegas, NV               Acquired July 1994             10,400
Wild Oats Las Vegas West    Las Vegas, NV               Acquired July 1994             16,400
Wild Oats Salt Lake East    Salt Lake City, UT          Acquired June 1996             10,000
Wild Oats Salt Lake
  Holladay                  Salt Lake City, UT          Acquired June 1996              8,800
Wild Oats Salt Lake South   Salt Lake City, UT          Acquired June 1996              7,000
CANADA
Capers                      Vancouver, B.C.             Acquired in July 1996          17,500
Capers                      Vancouver, B.C.             Acquired in July 1996           8,100
Capers                      West Vancouver, B.C.        Acquired in July 1996          11,800

LEGAL PROCEEDINGS

     From time-to-time, the Company is involved in lawsuits that the Company considers to be in the normal course of its business, none of which has resulted in any material losses to date. The Company is also subject to an anti-trust investigation with respect to its compliance with New Mexico anti-trust laws. The focus of the investigation is on the effect, if any, of the acquisition on competition in New Mexico. In May 1996, the Company received a letter from the New Mexico Attorney General's office indicating that it would recommend that Wild Oats divest one of its three stores in Santa Fe, New Mexico in connection with the acquisition. The Company replied refuting the Attorney General's claim but has not received a response from the Attorney General's office. The Attorney General's office has not taken any legal action with respect to the acquisition. The Company believes that the acquisition complies with federal and state anti-trust law and will continue to vigorously defend its position in New Mexico. However, there can be no assurance that the state of New Mexico will not take legal action with respect to the acquisition, including, but not limited to, demanding the divestiture of one or more stores in the Santa Fe market to a competitor of the Company. If the Attorney General of New Mexico elects to take legal action and is successful, such a result could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors-- New Mexico Anti-Trust Proceedings."

GOVERNMENT REGULATION

     The Company is subject to numerous federal, state and local laws, regulations and ordinances regulating health and sanitation standards, food labeling and handling, equal employment, minimum wages and licensing for the sale of food and alcoholic beverages. Difficulties or failures in complying with these regulations could adversely affect the operations of an existing store or delay the opening of a new store.

     In addition, from time-to-time, various federal, state and local legislative and regulatory proposals are made to, among other things, increase the minimum wage payable to employees, establish minimum store security requirements and increase taxes on the retail sale of certain products. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. Although the Company currently pays all of its non-exempt employees hourly wages which are above the minimum wage level, federal legislation raising the minimum wage in the future may increase the Company's employee costs and adversely affect the Company's profitability.

     The Company also sells nutritional supplements, some of which are subject to regulation by several federal, state and local agencies. There can be no assurance that such agencies will not enact regulations that could have an adverse effect on the Company's business, results of operations and financial condition. In addition, recent legislation has required manufactures of nutritional supplements to label ingredients in their products. Such legislation could be enacted in the future which may adversely effect the Company's results of operations. See "Risk Factors--Government Regulation."

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:

              NAME                   AGE                             POSITION
---------------------------------    ---     --------------------------------------------------------
Michael C. Gilliland(1)..........    37      Chief Executive Officer and Director
S.M. Hassan......................    48      President and Director
Elizabeth C. Cook(1)(2)..........    37      Vice President, General Counsel, Secretary and Director
Mary Beth Lewis..................    38      Treasurer and Chief Financial Officer
James W. Lee.....................    45      Chief Operations Officer
Bennett L. Bertoli...............    43      Director of Real Estate
John A. Shields..................    53      Chairman of the Board
David M. Chamberlain(3)..........    53      Vice Chairman of the Board
Peter D. Behrendt................    57      Director
Barnet M. Feinblum(3)............    48      Director
David L. Ferguson(2)(3)..........    41      Director
M. Laird Koldyke(3)..............    35      Director
James B. McElwee(2)(3)...........    44      Director

---------------

(1) Michael C. Gilliland and Elizabeth C. Cook are husband and wife.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Michael C. Gilliland co-founded the Company and has been the Chief Executive Officer and a Director of the Company since its inception in July 1987. Mr. Gilliland also served as its President and Chairman of the Board from inception until July 1996. Prior to forming the Company in 1987, Mr. Gilliland was involved in several entrepreneurial ventures.

     S.M. Hassan has been the President and a Director of the Company since July 1996. Mr. Hassan was a co-founder of Alfalfa's and served as its President and Chief Executive Officer from November 1989 to July 1996. Mr. Hassan was Vice President and Secretary of Alfalfa's from 1978 to 1989.

     Elizabeth C. Cook co-founded the Company and has been Vice President, General Counsel, Secretary and Director of the Company since its inception in July 1987. Prior to that, from 1983 to 1987, Ms. Cook was tax counsel on staff with the Atlantic Richfield Company.

     Mary Beth Lewis has been Chief Financial Officer and Treasurer of the Company since September 1992. From August 1986 until August 1992, Ms. Lewis was an audit manager for Price Waterhouse LLP. Ms. Lewis is a Certified Public Accountant.

     James W. Lee joined the Company as its Chief Operations Officer in October 1996. Mr. Lee was Group Vice President, Store Operations -- Central Division of Ralphs Grocery Company ("Ralphs") from February 1993 to September 1996. He was also Group Vice President, Store Operations -- Southern Division from February 1991 to January 1993 and Vice President, Store Operations -- Northern Division from February 1988 to January 1991 with Ralphs.

     Bennett L. Bertoli has been Director of Real Estate of the Company since February 1991. From February 1991 until July 1996, Mr. Bertoli was a Director of the Company. From May 1984 until January 1991, Mr. Bertoli was an attorney in private practice. From 1981 until 1984, Mr. Bertoli was in the land acquisition department of the Atlantic Richfield Company.

     John A. Shields has been Chairman of the Board of the Company since July 1996. Mr. Shields was a member of the Board of Directors of Alfalfa's from June 1995 to July 1996. He has been Chairman of the Board and Chief Executive Officer of Delray Farms Markets, a chain of produce, meat and deli markets, since January 1994. From 1983 until 1993, Mr. Shields was President and Chief Executive Officer of First National Supermarkets. He is currently a director of DIY Home Warehouse, Inc., Homeland Stores, Inc. and Shore Bank and Trust Company.

     David M. Chamberlain has been the Vice Chairman of the Board of the Company since July 1996 and a Director of the Company since July 1994. Since October 1994, Mr. Chamberlain has been President, Chairman and CEO of Genesco, Inc., a men's shoe wholesaler/retailer company. From May 1994 to

October 1994, Mr. Chamberlain was a principal of Consumer Focus Partners, a private investment firm. Prior to that, from October 1983 until May 1993, he was with Shaklee Corp., a nutritional products company, serving as President and Chief Executive Officer from December 1985 to May 1992, serving as President and Chief Executive Officer from December 1985 to May 1992 and as Chairman thereafter. From 1969 to 1983, Mr. Chamberlain held various general management and marketing positions with Nabisco Brands, Inc. and the Quaker Oats Company. He is currently a Director of Mrs. Fields, Inc.

     Peter D. Behrendt has been a Director of the Company since July 1994. Mr. Behrendt joined Exabyte Corporation, a tape storage company, in July 1987 as its President, and additionally was named its Chief Executive Officer in July 1990 and Chairman of the Board in January 1992. Prior to joining Exabyte, Mr. Behrendt spent 26 years with IBM Corporation, most recently as Director of Quality and Product Assurance, Information Systems and Communications Products Group. Mr. Behrendt serves on the Board of Directors of Western Digital Corporation and InFocus Systems.

     Barnet M. Feinblum has been a Director of the Company since July 1996. Mr. Feinblum was a Director of Alfalfa's from June 1983 to July 1996. Since 1995, Mr. Feinblum has been the President and Chief Executive Officer of Horizon Organic Dairy, Inc., an organic dairy products company. From July 1993 to January 1995, Mr. Feinblum was the President of Natural Venture Partners, Inc. a corporation investing in natural foods companies. Mr. Feinblum was with Celestial Seasonings, Inc., an herbal tea company, where he held several positions from 1976 to 1993, including Chairman, President and CEO.

     David L. Ferguson has been a Director of the Company since November 1994 and has been a general partner of Chase Capital Partners (the general partner of Chase Venture Capital Associates, L.P. -- "Chase") since 1989. Prior to joining Chase Capital Partners, he was a member of the mergers and acquisitions groups of Prudential Securities, Inc. from 1987 to 1989 and Bankers Trust New York Corporation from 1985 to 1987. Mr. Ferguson currently serves as a director of Thompson PBE, Inc.

     M. Laird Koldyke has been a Director of the Company since July 1996. Mr. Koldyke was a Director of Alfalfa's from January 1995 until July 1996. Mr. Koldyke has been with Frontenac Company, the general partner of Frontenac VI Limited Partnership ("Frontenac"), a private equity firm since 1988, serving as an associate from July 1988 until December 1992 and a general partner since January 1993. He serves as a director of Einstein/Noah Bagel Corp.

     James B. McElwee has been a Director of the Company since July 1993. Since November 1992, Mr. McElwee has been a general partner of Weston Presidio Capital (the general partner of Weston Presidio Offshore Capital C.V. -- "Weston"). From July 1979 until November 1992, he was Senior Vice President and a Managing Director of the Security Pacific Venture Capital Group.

BOARD OF DIRECTORS

     The Company currently has eleven authorized directors. In August 1996, the Company's Board of Directors approved, subject to stockholder approval, the amendment of the Company's Amended and Restated Certificate of Incorporation to provide for, among other things, a classified Board of Directors. In accordance with the terms of such Amended and Restated Certificate of Incorporation the terms of office of the Board of Directors will be divided into three classes:
Class I, whose term will expire at the annual meeting of stockholders to be held in 1997 and who will initially be Peter D. Behrendt, Michael C. Gilliland, S.M. Hassan and Barnet M. Feinblum; Class II, whose term will expire at the annual meeting of stockholders to be held in 1998 and who will initially be M. Laird Koldyke, John A. Shields and a director to be designated by Chase; and Class III, whose term will expire at the annual meeting of stockholders to be held in 1999 and who will initially be David M. Chamberlain, Elizabeth C. Cook, David L. Ferguson and James B. McElwee. At each annual meeting of stockholders beginning with the 1997 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified.

     Pursuant to the Stockholders Agreement dated as of July 12, 1996 among the Company and certain investors (the "Stockholders Agreement"), the Company's Board of Directors consists of: (i) Mr. McElwee as the representative designated by the holders of the Company's Series A Preferred Stock; (ii) Mr. Ferguson as the representative designated by the holders of the Company's Series C Preferred Stock; (iii) Mr. Koldyke as the representative designated by the holders of the Company's Series D Preferred Stock; (iv) one representative to be designated by the holders of the Company's Series E Preferred Stock; (v) Mr. Hassan; (vi) Ms. Cook; (vii) Mr. Gilliland; (viii) Mr. Feinblum; (ix) Mr. Shields; and (x) two independent directors who are currently Messrs. Behrendt and Chamberlain. Certain parties to the Stockholders Agreement, holding in the aggregate 4,049,371 shares of Common Stock, have agreed that for four years after this offering, they will vote their shares in favor of a nominee of Chase to be elected to the Company's Board of Directors and to the Audit and Compensation Committees and will vote to elect the nominee of Weston to the Audit and Compensation Committees. See "Certain Transactions."

COMMITTEES

     The Board of Directors currently has three standing committees, the Audit Committee, the Compensation Committee and the Non-Officer Stock Option Administration Committee (currently consisting of Elizabeth C. Cook) which administers the Company's Incentive Plan for non-officer employees.

     The Audit Committee consists of Elizabeth C. Cook, David L. Ferguson and James B. McElwee. The Audit Committee makes recommendations to the Board regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent certified public accountants and reviews the Company's balance sheet, statement of operations and statement of cash flows for each interim period.

     The Compensation Committee consists of David M. Chamberlain, Barnet M. Feinblum, David L. Ferguson, M. Laird Koldyke and James B. McElwee. The Compensation Committee administers the Company's compensation program and makes recommendations to the Board concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTORS' COMPENSATION

     Each of the Company's non-employee directors is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at each regular or special meeting of the Board of Directors.

STOCK OPTION PLANS

     1996 EQUITY INCENTIVE PLAN

     The Company's 1996 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors in August 1996 as an amendment and restatement of the Company's 1996 Stock Option Plan. There are currently 366,817 shares of Common Stock reserved for issuance under the Incentive Plan.

     The Incentive Plan provides for the grant of incentive stock options to employees (including officers and employee-directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Incentive Plan is administered by the Compensation Committee which has delegated to a Non-Officer Stock Option Administration Committee (currently consisting of Elizabeth C. Cook) the authority to determine with respect to employees (other than officers) the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

     The terms of stock options granted under the Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of option grant.

     Upon certain changes in control of the Company, all outstanding awards under the Incentive Plan shall be continued, assumed or substituted by the surviving entity. If the surviving entity determines not to continue, assume or substitute such awards, and with respect to persons then performing services as employees, directors or consultants, the time during which such awards may be exercised shall be accelerated and the awards terminated if not exercised prior to such change of control.

     The Board of Directors has the authority to amend or terminate the Incentive Plan, subject to stockholder approval when necessary under the requirements of the Internal Revenue Code of 1986, as amended (the "Code") or
Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), provided that no such actions shall impair rights under outstanding awards.

     As of August 1, 1996, no shares of Common Stock had been issued upon the exercise of options granted under the Incentive Plan, options to purchase 195,610 shares of Common Stock at a weighted average exercise price of $16.83 were outstanding and 171,207 shares remained available for future grant. The Incentive Plan will terminate in June 2006 unless sooner terminated by the Board of Directors. As of August 1, 1996, no stock bonuses or restricted stock purchase awards had been granted under the Incentive Plan.

     1993 STOCK OPTION PLAN

     The Company's 1993 Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors in August 1993. 383,176 shares of Common Stock were reserved for issuances under the 1993 Plan. In August 1996, the Board of Directors designated all shares formerly available for issuance under the 1993 Plan to be available for issuance under the Incentive Plan and amended the 1993 Plan to provide that any shares of Common Stock that are subject to an option which expires or otherwise terminates prior to exercise shall be transferred to the Incentive Plan.

     The terms of stock options granted under the 1993 Plan generally may not exceed 10 years. The exercise price of options granted under the 1993 Plan is determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of option grant.

     Upon certain changes in control of the Company, all outstanding options under the 1993 Plan shall be continued, assumed or substituted by the surviving entity. If the surviving entity determines not to continue, assume or substitute such options, the time during which such options may be exercised shall be accelerated and the options terminated if not exercised prior to such change of control.

     1991 STOCK OPTION PLAN

     The 1991 Option Plan (the "1991 Plan") was adopted in by the Board of Directors of Alfalfa's in August 1991. In connection with the acquisition of Alfalfa's, the vesting of all options granted under the 1991 Plan was accelerated. There are currently 81,193 shares subject to vested options. In August 1996, the Board of Directors designated all shares formerly available for issuance under the 1991 Plan to be available for issuance under the Incentive Plan and amended the 1991 Plan to provide that any shares of Common Stock that are subject to an option which expires or otherwise terminates prior to exercise shall be transferred to the Incentive Plan.

     The terms of stock options granted under the 1991 Plan generally may not exceed 10 years. The exercise price of options granted under the 1991 Plan cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant.

     EMPLOYEE STOCK PURCHASE PLAN

     In August 1996, the Company's Board of Directors approved the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 127,692 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months. The Board has currently authorized an offering commencing on the effectiveness of the initial public offering of the Company's Common Stock and ending June 30, 1997, and sequential six-months offerings thereafter.

     Employees are eligible to participate in the currently authorized offerings if they have been employed by the Company or an affiliate of the Company incorporated in the United States for at least six months preceding the beginning of the offering. Employees can have up to 15% of their earnings withheld pursuant to the Purchase Plan (10% under the currently authorized offerings) and applied on specified purchase dates (currently the last day of each authorized offering) to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering or the relevant purchase date. Employees may end their participation in the offering at any time during the offering, and participation ends automatically on termination of employment.

     In the event of certain changes of control, the Company and the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten an offering and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's direction.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Chamberlain, Feinblum, Ferguson, Koldyke and McElwee currently serve as members of the Compensation Committee. Mr. Ferguson is a general partner of Chase Capital Partners. Mr. Koldyke is a general partner of Frontenac Company, the general partner of Frontenac. Mr. McElwee is a general partner of Weston Presidio Capital. See "Certain Transactions" for a description of certain transactions involving these entities. Compensation of Messrs. Behrendt, Chamberlain, Feinblum, Ferguson, Koldyke, McElwee and Shields, is determined by the entire Board of Directors with a view to attracting and retaining talented individuals to serve as directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation of the Company's President and Chief Executive Officer and the three next most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in fiscal 1995:

                           SUMMARY COMPENSATION TABLE

                                                                  1995 ANNUAL
                                                                  COMPENSATION
                                                              --------------------    ALL OTHER
              NAME AND PRINCIPAL POSITION(1)                   SALARY       BONUS    COMPENSATION
----------------------------------------------------------    --------     -------   ------------
Michael C. Gilliland......................................    $148,936       --         $6,132(2)
  President and Chief Executive
  Officer
Elizabeth C. Cook.........................................     144,631       --          7,343(3)
  Vice President, General Counsel, and Secretary
Mary Beth Lewis...........................................      90,174     $15,000      --
  Treasurer and Chief Financial
  Officer

---------------

(1) Mr. Gilliland served as the Company's President until July 1996. In July 1996, S.M. Hassan was appointed as President of the Company. Mr. Hassan's annual salary is $150,000; his bonus and long term compensation are to be determined by the Compensation Committee.

(2) Other compensation for Mr. Gilliland included: $1,496 in the form of health insurance premiums, $864 in the form of automobile insurance premiums, and $3,772 in the form of a matching contribution to Mr. Gilliland's account under the Company's 401(k) plan.

(3) Other compensation for Ms. Cook included: $1,496 in the form of health insurance premiums, $2,231 in the form of automobile insurance premiums and $3,616 in the form of a matching contribution to Ms. Cook's account under the Company's 401(k) plan.

OPTION GRANTS

     The Company did not grant options to purchase shares of the Company's Common Stock to any of the Named Executive Officers in the fiscal year ended December 30, 1995.

     The following table sets forth, as of December 30, 1995: (i) the number of unexercised options; and (ii) the value of unexercised in-the-money options (i.e., options for which the fair market value of the Common Stock exceeds the exercise price) held by the Named Executive Officers.

                          YEAR END OPTION VALUE TABLE

                                                          NUMBER OF                VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                    DECEMBER 30, 1995 (#)            DECEMBER 30, 1995
                     NAME                       EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE(2)
----------------------------------------------  -----------------------------  -----------------------------
Michael C. Gilliland..........................                /                              /
Elizabeth C. Cook.............................                /                              /
Mary Beth Lewis...............................           3,911/5,868                  $39,227/$57,859
                                                             0/5,132                        0/0

---------------

(1) On August 1, 1996, the Company granted: (i) Mr. Gilliland an option to purchase 26,602 shares of Common Stock; (ii) Ms. Lewis an option to purchase 12,414 shares of Common Stock; and (iii) Mr. Hassan an option to purchase 17,735 shares of Common Stock.

(2) Based on the deemed fair market value of the Company's Common Stock at December 30, 1995, less the exercise price payable per share.

EMPLOYMENT AGREEMENTS

     The Company entered into employment agreements with Messrs. Gilliland and Hassan and Ms. Cook (each an "Executive") on July 12, 1996 (the "Employment Agreements"). The Employment Agreements provide that each Executive will be entitled to: (i) receive a base salary of $150,000, subject to increase as determined by the Compensation Committee; (ii) participate in a cash bonus and stock option program, with terms and related performance criteria to be determined by the Compensation Committee; (iii) participate in any other employee benefit programs for which the Company's senior executives are eligible; and (iv) receive four weeks of paid vacation per year. The Employment Agreements with Messrs. Gilliland and Hassan have two year terms, and the Employment Agreement with Ms. Cook has a one year term, all subject to automatic one year renewal periods, unless terminated: (i) by reason of the Executive's death or disability; (ii) with or without cause, as defined in the Employment Agreements and as determined by the Company's Board of Directors; or (iii) by the Executive's written resignation. Upon termination of their respective Employment Agreements, for any reason during the initial term, and by the Company without cause or by the Executive for a material breach by the Company during any subsequent renewal period, Messrs. Gilliland and Hassan will each be entitled to receive three times his then effective annual base salary rate and health insurance benefits for three years (two years in the case of Mr. Hassan if the termination occurs after the initial two year term) and Ms. Cook will be entitled to receive one and a half times her then effective annual base salary rate and health insurance benefits for two years. Each Employment Agreement also contains a non-compete provision which prohibits the Executive from rendering services to any supermarket, food store or retailer of health and beauty aids located within ten miles of a Company store or soliciting any of the Company's employees to leave the Company during the term of the agreement or for three years after the agreement is terminated (in the case of Ms. Cook, for two years after the agreement is terminated).

     The Company entered into an employment agreement with Mr. Lee on October 1, 1996. Mr. Lee's employment agreement provides for (i) base salary of $225,000, subject to increase as determined by the Company's board of directors; (ii) a car to be provided by the Company, including reimbursement for related automobile expenses; (iii) an annual bonus of up to 50% of his base salary, based on the Company achieving certain earnings targets; (iv) the Company to pay all expenses related to medical and dental insurance coverage; and (v) four weeks paid vacation per year. Mr. Lee's employment agreement has a one year term and is subject to extension by the Company for an additional year. Mr. Lee's employment is subject to termination upon (i) his death or permanent disability;
(ii) his voluntary resignation, (iii) his discharge for cause; or (iv) 30 days after written notice by the Company. If the Company elects to terminate Mr. Lee's employment without cause during the term of the agreement, it will be obligated to pay him one year's salary. Mr. Lee's employment agreement also provides non-competition and confidentiality obligations.

401(K) PLAN

     As of July 1, 1994, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions to the 401(k) Plan by the Company in an amount determined by the Company prior to the end of each plan year. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers.

     In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies, such as an injunction or other forms of non-monetary relief, would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                              CERTAIN TRANSACTIONS

     In July 1996, the Company sold 876,016 shares of its Series E Preferred Stock, par value $.001 (the "Series E Financing") to a group of investors, including 797,341 shares to Chase and 60,067 shares to Weston, at a price per share of $18.81. David L. Ferguson, a general partner of Chase and James B. McElwee, a general partner of Weston are both directors of the Company.

     In November 1994, the Company sold 557,067 and 175,917 shares of its Series C Preferred Stock, par value $.001, to Chase and Weston, respectively, at a price per share of $17.10. The Company also issued two warrants to purchase 1,285 and 1,393 shares of Series B Preferred Stock, respectively, to Weston. Additionally, in July 1993, the Company sold 298,730 shares of its Series A Preferred Stock, par value $.001, to Weston at a price per share of $7.05.

     In July 1996, in connection with the acquisition of Alfalfa's, Frontenac received 12,355 shares of the Company's Common Stock and 408,336 shares of the Company's Series D Preferred Stock, par value $.001 in exchange for certain shares of Alfalfa's which Frontenac had previously purchased. M. Laird Koldyke, a director of the Company, is also a general partner of Frontenac Company, which is the general partner of Frontenac.

     In connection with the acquisition of Alfalfa's and the Series E Financing, the Company entered into the Stockholders Agreement and a Registration Rights Agreement dated as of July 12, 1996 by and among certain investors (the "Registration Rights Agreement"). The Stockholders Agreement also provides that, until consummation of this offering, the Company's Board of Directors shall consist of eleven Directors as follows: (i) Mr. McElwee as the representative designated by the holders of the Company's Series A Preferred Stock; (ii) Mr. Ferguson as the representative designated by the holders of the Company's Series C Preferred Stock; (iii) Mr. Koldyke as the representative designated by the holders of the Company's Series D Preferred Stock; (iv) one representative to be designated by the holders of the Company's Series E Preferred Stock; (v) Mr. Hassan; (vi) Mr. Gilliland; (vii) Ms. Cook; (viii) Mr. Feinblum; (ix) Mr. Shields; and (x) two independent directors who are currently Messrs. Behrendt and Chamberlain.

     Upon the consummation of this offering, the Stockholders Agreement will be amended and restated (the "Restated Stockholders Agreement") to terminate the provisions of the Stockholders Agreement which do not survive this offering by their terms. The surviving provisions include, among other things, that for four years after this offering, the holders of 4,049,371 shares of Common Stock shall be obligated to vote their shares in favor of a nominee of Chase to be elected to the Company's Board of Directors, Audit and Compensation Committees and shall vote to elect the nominee of Weston to the Audit and Compensation.

     The Registration Rights Agreement provides that certain holders of the Company's securities will have the right to request the Company to register certain securities with the Securities and Exchange Commission. See "Description of Capital Stock--Registration Rights."

     In March 1995 the Company paid Messrs. Gilliland and Clapp and Ms. Cook approximately $88,000, $88,000 and $98,000, respectively, in satisfaction of certain notes which the Company had issued between 1992 and 1995 in connection with loans made to the Company for working capital. The notes had original principal amounts of approximately $235,000, $276,000 and $235,000, respectively, and had annual compound interest rates of 9% to 12%. See "Principal and Selling Stockholders."

     Messrs. Gilliland and Clapp and Ms. Cook own Pretty Good Groceries, Inc. a Colorado company ("PGG") which operates two grocery stores in Boulder, Colorado. The Company provides certain accounting, legal and administrative service to PGG for a monthly fee of $1,000. PGG also purchases certain items through the Company's volume discount programs with its distributors, for which PGG pays the Company the cost of such items on a monthly basis. The Company does not receive any profit from the purchase of such items by PGG. In July 1993, the Company sold the assets of a certain convenience store to PGG for $214,000 in cash.

     Messrs. Gilliland and Hassan and Ms. Cook have employment agreements with the Company. See "Management--Employment Agreements."

     The Company purchases Horizon Organic Dairy, Inc. organic dairy products from various distributors. Mr. Feinblum is the President and Chief Executive Officer of Horizon Organic Dairy, Inc.

     All future transactions between the Company and its officers, directors, principal stockholders and affiliates will be on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 1, 1996, and as adjusted to reflect the sale of the Common Stock being offered hereby by: (i) each Selling Stockholder; (ii) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock;
(iii) each of the Company's directors; (iv) each of the Named Executive Officers; and (v) all directors and executive officers of the Company as a group.

                                              BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                                    PRIOR TO                                       AFTER
                                               THE OFFERING(1)(2)     NUMBER OF SHARES      THE OFFERING(1)(2)
                                              ---------------------      TO BE SOLD        ---------------------
                   NAME                        NUMBER       PERCENT   IN THE OFFERING       NUMBER       PERCENT
------------------------------------------    ---------     -------   ----------------     ---------     -------
Michael C. Gilliland(3)...................    1,602,060       29.3%        102,502         1,499,558       21.8%
Wild Oats Markets, Inc.
1645 Broadway
Boulder, CO 80302
Elizabeth C. Cook(4)......................    1,602,060       29.3         102,502         1,499,558       21.8
Wild Oats Markets, Inc.
1645 Broadway
Boulder, CO 80302
Chase Capital Partners(5).................    1,354,408       24.8               0         1,354,408       19.7
380 Madison Avenue, 12th Floor
New York, NY 10017
Mark R. Clapp.............................      601,353       11.0         136,500           464,853        6.8
2147 Kincaid
Boulder, CO 80304
Weston Presidio Offshore Capital
  C.V.(6).................................      537,392        9.8               0           537,392        7.8
343 Sansome Street, Suite 1210
San Francisco, CA 94104-1316
Frontenac VI Limited Partnership(7).......      420,691        7.7               0           420,691        6.1
135 South LaSalle
Suite 3800
Chicago, IL 60603
S.M. Hassan(8)............................      116,299        2.1               0           116,299        1.7
John A. Shields(9)........................       39,338          *               0            39,338          *
David M. Chamberlain(10)..................       12,189          *               0            12,189          *
Peter D. Behrendt(11).....................        9,651          *               0             9,651          *
Barnet M. Feinblum(12)....................       35,847          *               0            35,847          *
David L. Ferguson(5)......................    1,354,408       24.8               0         1,354,408       19.7
M. Laird Koldyke(7).......................      420,691        7.7               0           420,691        6.1
James B. McElwee(6).......................      537,392        9.8               0           537,392        7.8
Mary Beth Lewis(13).......................        5,867          *               0             5,867          *
Barry L. Perzow(14).......................       29,149          *           3,000            26,149          *
David Wilkinson...........................       32,198          *          32,198                 0          0
Bennett Bertoli(15).......................       62,958        1.2           5,800            57,158          *
All directors and executive officers as a
  group (11 persons)(16)..................    4,226,218       76.6         280,000         4,085,718       59.0

---------------

* Less than one percent.

  (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 15, 1996, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The information set forth in the table has been adjusted to reflect the effects of the automatic conversion, on the closing date of this offering, of outstanding shares of all series of preferred stock into shares of Common Stock. See "Description of Capital Stock."

  (2) Percentage of ownership is based on 5,467,768 shares of Common Stock outstanding before the offering and 6,867,768 shares of Common Stock outstanding after the offering.

  (3) Consists of 494,846 shares held by Mr. Gilliland, 494,846 shares held by Elizabeth C. Cook, 6,860 shares held by the Ian Patrick Gilliland 1993 Trust, 598,648 shares held by the Gilliland(C)ook Family Investments, L.P. and 6,860 shares held by the Stella Elizabeth Gilliland 1993 Trust. Mr. Gilliland disclaims beneficial ownership to the 612,368 shares held by the trusts. Assuming the exercise of the over-allotment option in full, the number of shares owned after the offering by Mr. Gilliland would be 1,441,057, which represents 21.0%.

  (4) Consists of 494,846 shares held by Ms. Cook, 494,846 shares held by Michael C. Gilliland, 6,860 shares held by the Ian Patrick Gilliland 1993 Trust, 598,648 shares held by the Gilliland(C)ook Family Investments, L.P. and 6,860 shares held by the Stella Elizabeth Gilliland 1993 Trust. Ms. Cook disclaims beneficial ownership of the 612,368 shares held by the trusts. Assuming the exercise of the over-allotment option in full, the number of shares owned after the offering by Mr. Cook would be 1,441,057, which represents 21.0%.

  (5) Consists of 1,247,086 shares held by Chase Venture Capital Associates, L.P., 56,293 shares held by Wild Oats Investors Fund G.P. and 51,029 shares held by Wild Oats Investors Fund II, LLC. Mr. Ferguson is a General Partner of Chase Capital Partners, the general partner of the funds. Mr. Ferguson disclaims beneficial ownership of the shares of the funds managed by Chase Capital Partners except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

  (6) Consists of 534,714 shares and 2,678 shares issuable upon the exercise of warrants held by Weston. Mr. McElwee is a general partner of Weston Presidio Capital, the general partner of Weston. Mr. McElwee disclaims beneficial ownership of the shares held by Weston except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

  (7) Consists of 418,007 shares held by Frontenac. Mr. Koldyke is a general partner of Frontenac Company, the general partner of Frontenac. Mr. Koldyke disclaims beneficial ownership of the shares held by Frontenac except to the extent of his pecuniary interest therein arising from his general partnership interest therein.

  (8) Consists of 103,970 shares and 12,329 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Hassan.

  (9) Consists of 30,531 shares and 8,807 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Shields.

  (10) Consists of 7,619 shares and 4,570 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Chamberlain.

  (11) Consists of 5,081 shares and 4,570 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Behrendt.

  (12) Consists of 27,040 shares and 8,807 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Feinblum.

  (13) Consists of 5,867 shares subject to stock options exercisable within sixty (60) days of October 15, 1996 held by Ms. Lewis.

  (14) Consists of 22,103 shares and 7,056 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996 held by Mr. Perzow. Mr. Perzow was formerly an officer and director of Alfalfa's.

  (15) Consists of 57,091 shares and 5,867 shares subject to stock options exercisable within sixty (60) days of October 15, 1996 held by Mr. Bertoli.

  (16) Includes shares included pursuant to Notes 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and includes 2,678 shares of Common Stock issuable upon the exercise of warrants and 50,817 shares subject to stock options that are exercisable within sixty (60) days of October 15, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

     Upon the closing of this offering, the Company's authorized capital stock will consist of 20,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

COMMON STOCK

     As of September 30, 1996, there were 5,467,768 shares of Common Stock outstanding held by approximately 139 holders of record. The holder of each share of Common Stock shall have the right to one vote on such matters and in such manner as may be provided by law. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to determine or alter the designations, preferences, and relative, participating, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in resolutions adopted by the Board of Directors and as may be permitted by the General Corporation Law of the State of Delaware. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of preferred stock. See "Risk Factors--Anti-Takeover Considerations."

WARRANTS

     The Company has outstanding warrants to purchase an aggregate of 6,191 shares of Common Stock at weighted average exercise price of $16.50 per share which expire November 14, 1999.

REGISTRATION RIGHTS

     Upon the closing of this offering, the Company's Series A, B, C, D and E Preferred Stock will be converted into an aggregate of 2,325,487 shares of the Company's Common Stock (the "Preferred Shares"). The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with: (i) the holders of the Preferred Shares; (ii) Mark R. Clapp, Elizabeth C. Cook, Michael C. Gilliland, S.M. Hassan and Barry Perzow (together, "the Additional Holders"); and (iii) the holders of certain outstanding warrants, covering in the aggregate 4,423,781 outstanding shares of Common Stock (the "Warrant Shares"). The Preferred Shares, the shares held by the Additional Holders and the Warrant Shares are referred to collectively herein as the "Registrable Securities." The Registration Rights Agreement provides that six months after the effective date of the Company's first registration statement and upon the request from a holder or holders owning more than 60% of the shares issued upon conversion of any particular series of preferred stock, the Company shall: (i) give notice to the other holders of Registrable Securities of the receipt of a request for registration and such holders' right to participate in such registration: and (ii) effect a registration under the Act of all Registrable Securities requested to be included in such registration (a "Demand Registration"). The holders of shares of Common Stock issued upon the conversion of each respective series of preferred stock are limited to two Demand Registrations per series of preferred stock and all such registrations are subject to underwriter cutback. Once during any twelve month period the Company may defer its obligation to effect a Demand Registration for up to 90 days if the Company's Board of Directors believes it would be detrimental to the Company to file a registration statement at that time.

     In addition, after the Company becomes eligible to file a registration statement on Form S-3, upon the request from an Additional Holder or a holder or holders owning more than 60% of the shares issued upon conversion of any particular series of preferred stock, the Company will be obligated to file a registration statement on Form S-3 covering the shares held by the holders requesting such registration and such other Registrable Securities as may be requested to be included in such registration (a "Form S-3 Registration").

     The Registration Rights Agreement also provides that the Company is obligated to pay the expenses of (i) any Demand Registration, (ii) three Form S-3 Registrations covering shares issued upon conversion of any particular series of preferred stock, and (iii) three Form S-3 Registrations covering shares held by the Additional Holders.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The Company's Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors.

     Upon the closing of this offering, the Company's Amended and Restated Certificate of Incorporation (the "Certificate") will provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Company's Amended and Restated Certificate of Incorporation will also provide that the authorized number of directors may be changed only by resolution of the Board of Directors, and that directors can only be removed for cause by a majority vote of the stockholders. In addition, the Company's Amended and Restated Certificate of Incorporation will provide for the classification of the Board of Directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company or depressing the market price of Common Stock or discouraging hostile takeover bids in which stockholders of the Company could receive a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minneapolis, N.A. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding an aggregate of 6,867,768 shares of Common Stock assuming: (i) no exercise of the Underwriters' over-allotment option; and (ii) no exercise of outstanding options and warrants. Of these shares, the 1,680,000 shares of Common Stock sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder.

     The remaining 5,187,768 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. 4,517,911 Restricted Shares are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Approximately 453,226 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act as of the date of this Prospectus. These 453,226 shares are held by 64 stockholders. Beginning 90 days after the date of this Prospectus, approximately 166,663 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act. Beginning 180 days after the date of the Prospectus, approximately 549,532 Restricted Shares will become available for sale in the public market subject to the volume and other limitations of Rule 144. The remaining 4,018,347 Restricted Shares will begin to be eligible for sale beginning in April 1997.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the effective date of this offering, a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of Common Stock (approximately 68,678 shares immediately after this offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

     Any employee, officer, director or consultant of the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Effective Date.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register 958,878 shares of Common Stock reserved for issuance under the Company's equity incentive plans and the Purchase Plan 90 days after the effective date of this offering, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing. At August 1, 1996, options to purchase 659,979 shares of Common Stock were outstanding under the Company's equity incentive plans, of which options for 167,701 shares of Common Stock were exercisable, and no shares of Common Stock had been issued under the Purchase Plan.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities and Smith Barney Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                              NUMBER OF
                                   UNDERWRITER                                 SHARES
      ----------------------------------------------------------------------  ---------
      Montgomery Securities.................................................
      Smith Barney Inc......................................................

                                                                              ---------
                Total.......................................................  1,680,000
                                                                              =========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth in the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more
than $     per share and the Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain dealers. After
the initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 193,500 and 58,500 additional shares of Common Stock, respectively, to cover overallotment options, if any, at the same price as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's executive officers, directors and certain other stockholders of the Company holding an aggregate of 4,517,911 shares of Common Stock, 2,678 warrants to purchase shares of Common Stock and options to purchase 156,635 shares of Common Stock, have agreed that they will not directly or indirectly offer to sell, sell or otherwise dispose of any of such Common Stock or any securities convertible into or exchangeable therefor for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except pursuant to the Company's equity incentive plans. See "Shares Eligible for Future Sale."

     The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary activity in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Representatives of the Underwriters, the Company and the Selling Stockholders. Among the factors to be considered in such negotiation will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.

     Montgomery Securities owns 12,060 shares of Common Stock and warrants to purchase 3,513 shares of Common Stock at a price of $21.32 per share. Montgomery Securities will not participate as a selling stockholder in this offering. In addition, Montgomery Securities performed investment banking and financial advisory services on behalf of the Company in connection with certain of the Company's private financings, for which such firm received customary fees.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Boulder, Colorado. Certain legal matters relating to the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Wild Oats Markets, Inc. as of December 30, 1995 and December 31, 1994 and for each of the three years in the period ended December 30, 1995, the consolidated financial statements of Alfalfa's, Inc. as of June 30, 1996 and for the year then ended, the combined statements of operations and retained earnings and cash flows for Kathy's Natural Foods Ranch Markets for the period from January 1, 1994 through July 13, 1994 and the year ended December 31, 1993, and the combined financial statements of New Frontiers as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Alfalfa's, Inc. and its subsidiaries as of June 25, 1995 and for the years ended June 25, 1995 and June 26, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of the prescribed fees. The Securities and Exchange Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements, and other information regarding the Company. The address for such site is http://www.sec.gov.

                            WILD OATS MARKETS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
WILD OATS MARKETS, INC.
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheet............................................................   F-3
Consolidated Statement of Operations..................................................   F-4
Consolidated Statement of Changes in Stockholders' Equity (Deficit)...................   F-5
Consolidated Statement of Cash Flows..................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7
ALFALFA'S, INC.
Report of Independent Accountants.....................................................  F-17
Independent Auditor's Report..........................................................  F-18
Consolidated Balance Sheet............................................................  F-19
Consolidated Statement of Operations..................................................  F-21
Consolidated Statement of Changes in Stockholders' Equity.............................  F-22
Consolidated Statement of Cash Flows..................................................  F-23
Notes to Consolidated Financial Statements............................................  F-24
KATHY'S NATURAL FOODS RANCH MARKETS
Report of Independent Accountants.....................................................  F-31
Combined Statement of Operations and Retained Earnings................................  F-32
Combined Statement of Cash Flows......................................................  F-33
Notes to Combined Financial Statements................................................  F-34
NEW FRONTIERS
Report of Independent Accountants.....................................................  F-36
Combined Balance Sheet................................................................  F-37
Combined Statement of Operations......................................................  F-38
Combined Statement of Changes in Stockholders' Equity.................................  F-39
Combined Statement of Cash Flows......................................................  F-40
Notes to Combined Financial Statements................................................  F-41

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Wild Oats Markets, Inc.


     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Wild Oats Markets, Inc. and its subsidiaries at December 31, 1994 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Boulder, Colorado
February 9, 1996, except for Note 2,
as to which the date is July 14, 1996

and Note 1, paragraph three, as to which


the date is October 15, 1996

                            WILD OATS MARKETS, INC.

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                JUNE 29,
                                                                                                                  1996
                                                                                                                PRO FORMA
                                                              DECEMBER 31,    DECEMBER 30,      JUNE 29,      STOCKHOLDERS'
                                                                  1994            1995            1996           EQUITY
                                                              -------------   -------------   -------------   -------------
                                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................................      $ 6,413         $ 1,150         $ 1,630
  Inventories, net...........................................        4,426           7,789           9,849
  Accounts receivable (net of allowance for doubtful accounts
     of $37, $47 and $48 (unaudited))........................           90             378             753
  Income tax receivable......................................          166           1,367           1,306
  Prepaid expenses and other current assets..................          147             464             766
  Deferred income taxes......................................          252             343             490
                                                                   -------         -------         -------
     Total current assets....................................       11,494          11,491          14,794
Property and equipment, net..................................        6,516          19,318          23,329
Intangible assets, net.......................................        5,928           7,309           9,507
Deposits.....................................................          115             258             277
                                                                   -------         -------         -------
                                                                   $24,053         $38,376         $47,907
                                                                   =======         =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...........................................      $ 3,370         $ 8,468         $ 9,629
  Accrued wages and employee costs...........................          742           1,230           2,020
  Accrued sales and property taxes...........................          416             793             899
  Deferred charges and other accruals........................          538             444             972
  Notes payable..............................................                                        1,610
  Current portion of long-term debt..........................        2,998                              96
  Current portion of capitalized lease obligations...........          152              82              65
                                                                   -------         -------         -------
     Total current liabilities...............................        8,216          11,017          15,291
Long-term debt...............................................        2,940          13,236          17,532
Capitalized lease obligations................................          138              66              60
Deferred income taxes........................................          386           1,310           1,779
                                                                   -------         -------         -------
                                                                    11,680          25,629          34,662
                                                                   -------         -------         -------
Commitments (Note 9)
Redeemable convertible preferred stock; $.001 par value;
  1,194,922 shares authorized; 298,730 designated as Series
  A, 298,730 issued and outstanding; 2,845 designated as
  Series B, none issued and outstanding; 743,240 designated
  as Series C, 739,727 issued and outstanding; none pro forma
  (unaudited)................................................       15,018          16,956          18,009
                                                                   -------         -------         -------
Stockholders' equity (deficit):
  Common stock (equivalent shares basis); $.001 par value;
     4,445,397 shares authorized; 2,722,734, 2,723,307,
     2,724,770 and 3,399,344 (unaudited) issued; 2,321,716,
     2,321,716, 2,321,716 (unaudited) and 3,399,344 pro forma
     (unaudited) outstanding.................................            3               3               3         $     4
  Additional paid-in capital.................................        2,864           2,868           2,881          15,527
  Retained (deficit).........................................         (170)         (1,731)         (2,284)         (2,329)
  Treasury stock, at cost, 401,018, 401,591, 403,054 and none
     pro forma (unaudited) shares............................       (5,342)         (5,349)         (5,364)
                                                                   -------         -------         -------
          Total stockholders' equity (deficit)...............       (2,645)         (4,209)         (4,764)        $13,202
                                                                   -------         -------         -------
                                                                                                              ------------
                                                                   $24,053         $38,376         $47,907
                                                                   =======         =======         =======

   The accompanying notes are an integral part of these financial statements.

                            WILD OATS MARKETS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED                        SIX MONTHS ENDED
                                     ------------------------------------------   ---------------------------
                                      JANUARY 1,    DECEMBER 31,   DECEMBER 30,     JULY 1,        JUNE 29,
                                         1994           1994           1995           1995           1996
                                     ------------   ------------   ------------   ------------   ------------
                                                                                          (UNAUDITED)
Sales..............................       $47,266        $65,219        $98,517        $42,785        $68,929
Cost of goods sold and occupancy
  costs............................        32,344         44,637         67,164         28,798         46,956
                                          -------        -------        -------        -------        -------
     Gross profit..................        14,922         20,582         31,353         13,987         21,973
Operating expenses:
  Direct store expenses............        11,007         15,685         25,072          9,927         16,836
  Selling, general and
     administrative expenses.......         1,824          2,317          4,465          1,984          2,871
  Pre-opening expenses.............           416                         1,037            218            786
                                          -------        -------        -------        -------        -------
     Income from operations........         1,675          2,580            779          1,858          1,480
  Interest expense.................           350            373            363             87            584
                                          -------        -------        -------        -------        -------
     Income before income taxes....         1,325          2,207            416          1,771            896
     Income tax expense............           347            880             40            703            395
                                          -------        -------        -------        -------        -------
Net income.........................           978          1,327            376          1,068            501
Accretion of redeemable preferred
  stock............................           134            484          1,937            948          1,054
                                          -------        -------        -------        -------        -------
Net income (loss) allocable to
  common stock.....................       $   844        $   843        $(1,561)       $   120         $ (553)
                                          =======        =======        =======        =======        =======
Pro forma presentation -- unaudited
  (Note 8):
  Income before tax --
     historical....................       $ 1,325
  Income tax expense -- pro
     forma.........................           521
                                          -------
  Net income -- pro forma..........           804
Accretion of redeemable preferred
  stock............................           134
                                          -------
Net income allocable to common
  stock -- pro forma (unaudited)...       $   670
                                          =======
Unaudited income per
  common share (Note 1)............                                    $   0.10                      $   0.13
                                                                        =======                       =======
Unaudited weighted average number
  of common shares outstanding
  (Note 1).........................                                       3,864                         3,886
                                                                        =======                       =======

   The accompanying notes are an integral part of these financial statements.

                            WILD OATS MARKETS, INC.

      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                 TOTAL
                                COMMON STOCK               TREASURY STOCK         ADDITIONAL     RETAINED     STOCKHOLDERS'
                          -------------------------   -------------------------     PAID-IN      EARNINGS      (DEFICIT)
                            SHARES        AMOUNT        SHARES        AMOUNT        CAPITAL      (DEFICIT)      EQUITY
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance at January 2,
  1993..................    2,489,423            $3                                    $1,612        $ (314)      $ 1,301
Repurchase of common
  stock.................                                  149,364       $(1,050)                                   (1,050)
Stockholder draws.......                                                                             (1,494)       (1,494)
Payments on stock
  subscription
  receivable............                                                                   42                          42
Accretion of redeemable
  preferred stock.......                                                                               (134)         (134)
Net income..............                                                                                978           978
                            ---------           ---       -------       -------        ------       -------       -------
Balance at January 1,
  1994..................    2,489,423             3       149,364        (1,050)        1,654          (964)         (357)
Issuance of common stock
  ($9.84 per share).....       12,700                                                     125                         125
Issuance of common stock
  ($14.06 per share)....        4,139                                                      58                          58
Issuance of warrants to
  purchase preferred
  stock.................                                                                   27                          27
Conversion of note
  payable into shares of
  common stock..........      216,472                                                   1,000                       1,000
Repurchase of common
  stock.................                                  251,654        (4,292)                                   (4,292)
Accretion of redeemable
  preferred stock.......                                                                               (484)         (484)
Stockholder draws.......                                                                                (49)          (49)
Net income..............                                                                              1,327         1,327
                            ---------           ---       -------       -------        ------       -------       -------
Balance at December 31,
  1994..................    2,722,734             3       401,018        (5,342)        2,864          (170)       (2,645)
Common stock options
  exercised ($7.05 to
  $17.10 per share).....          573                                                       4                           4
Repurchase of common
  stock.................                                      573            (7)                                       (7)
Accretion of redeemable
  preferred stock.......                                                                             (1,937)       (1,937)
Net income..............                                                                                376           376
                            ---------           ---       -------       -------        ------       -------       -------
Balance at December 30,
  1995..................    2,723,307             3       401,591        (5,349)        2,868        (1,731)       (4,209)
Common stock options
  exercised ($7.05 to
  $17.10 per share).....        1,463                                                      13                          13
Repurchase of common
  stock.................                                    1,463           (15)                                      (15)
Accretion of redeemable
  preferred stock.......                                                                             (1,054)       (1,054)
Net income..............                                                                                501           501
                            ---------           ---       -------       -------        ------       -------       -------
Balance at June 29, 1996
  (Unaudited)...........    2,724,770            $3       403,054       $(5,364)       $2,881       $(2,284)      $(4,764)
                            =========           ===       =======       =======        ======       =======       =======

   The accompanying notes are an integral part of these financial statements.

                            WILD OATS MARKETS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            YEAR ENDED                           SIX MONTHS ENDED
                                           --------------------------------------------    ----------------------------
                                            JANUARY 1,     DECEMBER 31,    DECEMBER 30,      JULY 1,         JUNE 29,
                                               1994            1994            1995            1995            1996
                                           ------------    ------------    ------------    ------------    ------------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................      $   978         $ 1,327        $    376         $ 1,068         $   501
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization...........        1,019           1,301           2,078             764           1,810
  Loss on disposal of equipment...........           63              57             241              43              59
  Deferred tax provision..................          133              51             834             173             322
Change in assets and liabilities:
  Inventories.............................         (956)           (570)         (3,363)         (1,095)         (1,477)
  Receivables and other assets............         (324)           (224)         (1,385)            100            (777)
  Accounts payable........................        1,045            (618)          5,098           2,893             619
  Accrued liabilities.....................           93             205             747             582           1,245
                                           ------------    ------------    ------------    ------------    ------------
     Net cash provided by operating
       activities.........................        2,051           1,529           4,626           4,528           2,302
                                           ------------    ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures......................       (1,444)         (1,907)        (14,213)         (3,663)         (5,344)
Payment for purchase of acquired entities,
  net of cash acquired....................                       (2,361)         (2,829)         (2,829)           (500)
                                           ------------    ------------    ------------    ------------    ------------
     Net cash used by investing
       activities.........................       (1,444)         (4,268)        (17,042)         (6,492)         (5,844)
                                           ------------    ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term debt..............        2,333           3,095          13,236                           4,046
Payments on long term debt................       (1,046)         (3,546)         (5,938)         (3,465)
Principal payments under capitalized lease
  obligations.............................         (172)           (143)           (142)            (77)            (22)
Proceeds from preferred stock issuance,
  net of stock issuance costs.............        2,029          12,369
Proceeds from issuance of common stock....                          125               4               2              13
Purchase of treasury stock................       (1,050)         (4,292)             (7)             (3)            (15)
Repayment of stock subscription
  receivable..............................           42
Stockholder draws.........................       (1,494)            (49)
                                           ------------    ------------    ------------    ------------    ------------
     Net cash provided by (used in)
       financing activities...............          642           7,559           7,153          (3,543)          4,022
                                           ------------    ------------    ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents.............................        1,249           4,820          (5,263)         (5,507)            480
Cash and cash equivalents at beginning
  of year.................................          344           1,593           6,413           6,413           1,150
                                           ------------    ------------    ------------    ------------    ------------
Cash and cash equivalents at end of
  year....................................      $ 1,593         $ 6,413        $  1,150         $   906         $ 1,630
                                             ==========      ==========      ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     Wild Oats Markets, Inc. (the "Company"), headquartered in Boulder, Colorado, owns and operates natural foods supermarkets in the western United States. The Company also operates bakeries, kitchens, and a warehouse that supply the retail stores. The Company's operations are concentrated in one market segment, grocery stores; however, management considers a downturn in this market segment to be unlikely.

     Prior to 1995, the consolidated financial statements included the accounts of Wild Oats Markets, Inc. and its wholly-owned subsidiaries, The Wild Side, Inc., Kathy's Natural Foods Ranch Market, Inc., and Kathy's Natural Foods Ranch Market-West, Inc. All significant intercompany accounts and transactions were eliminated upon consolidation. In 1995, all three subsidiaries were dissolved and all assets and liabilities were absorbed by the Company.

     STOCK SPLIT


     In connection with a proposed initial public offering of the Company's common stock, a 1.7735 for 1 stock split has been approved and was consummated October 15, 1996. All share and per share information presented in these financial statements have been restated for all periods presented to reflect the stock split.


     FISCAL YEAR

     The Company reports its financial results on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to December 31. Each fiscal quarter consists of a thirteen week period, with one fourteen week period in a fifty-three week year. All fiscal years presented were fifty-two week periods.

     STATEMENT OF CASH FLOWS

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. For these investments, fair market value approximates cost. The Company paid $350,000, $426,000 and $380,000 in interest charges in 1993, 1994 and 1995, respectively. The Company paid income taxes of $262,000, $991,000 and $668,000 in 1993, 1994 and 1995,
     respectively.

     In May 1996, the Company acquired substantially all of the combined assets of three related natural foods retail stores. Consideration for these acquisitions was $500,000 in cash, $1.7 million in notes payable and assumption of certain liabilities of $916,000.

     In April 1995, the Company, in two separate transactions, acquired the assets of two related but not commonly controlled California Limited Partnerships. Consideration for these acquisitions was $2.8 million in cash which was the net effect on cash and cash equivalents.

     In July 1994, the Company acquired the outstanding stock of two commonly controlled corporations. Consideration for this acquisition was in the form of $2.8 million in cash, $3.6 million in notes payable, and $85,000 in stock and warrants. The net effect on cash and cash equivalents at acquisition date was a net use of $2.4 million after considering $396,000 of cash acquired in the transaction.

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INVENTORIES

     Inventories consisting of products held for sale are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method. Inventories are net of a reserve of approximately $146,000 and $300,000 for 1994 and 1995, respectively.

     DEPRECIATION AND AMORTIZATION

     Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (three to seven years). Leasehold improvements are amortized on a straight line basis over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.

     INTANGIBLE ASSETS

     Intangible assets consist primarily of goodwill, which is amortized using the straight-line method over 40 years, and are shown net of accumulated amortization of $667,000 and $942,000 for 1994 and 1995, respectively. The carrying value of goodwill is assessed for recoverability by management based on an analysis of undiscounted expected future cash flows from the related acquired entities. The Company believes that there has been no impairment thereof as of December 30, 1995.

     PRE-OPENING EXPENSES

     Pre-opening expenses are included in other assets and consist primarily of labor costs, rent, utilities, supplies, and other expenses incurred in connection with the opening of a new store. Pre-opening expenses are deferred until the stores' opening date, at which time such costs are expensed in full.

     ADVERTISING

     Advertising is expensed as incurred. Advertising expense was $521,000, $568,000 and $1.3 million for 1993, 1994 and 1995, respectively.

     USE OF ESTIMATES

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," which requires losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement No. 121 in the first quarter of 1996 and the effect of adoption was not material.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires that the Company's financial statements include certain disclosures about stock-based employee compensation arrangements. As allowed by Statement No. 123, the Company will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25; accordingly, the adoption of Statement No. 123 will have no effect on future reported net income or earnings per share.

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INTERIM FINANCIAL DATA

     The interim financial data as of June 29, 1996 and for the six months ended July 1, 1995 and June 29, 1996 is unaudited; however, in the opinion of management of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. All data presented in these notes at such date and for such periods is unaudited.

     UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

     The Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of its common stock to the public. If the Company's initial public offering is consummated under the terms presently anticipated, all of the redeemable convertible preferred stock outstanding will automatically convert into 1,038,457 shares of common stock. In addition, in August 1996, the Company retired its outstanding treasury stock. Unaudited pro forma shareholders' equity as of June 29, 1996, as set forth on the accompanying balance sheet, is adjusted for the anticipated conversion of preferred stock and aforementioned retirement of treasury stock.

     UNAUDITED EARNINGS PER SHARE

     Earnings per common share were computed, on a proforma basis, based on the weighted average number of the Company's common shares outstanding on an equivalent share basis giving effect to the reverse merger with Alfalfa's Inc. (see Note 2). The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical net income (loss) per common share is not considered meaningful and has not been presented herein.

     Pro forma net income (loss) per common share is computed based on the weighted average number of common shares outstanding and gives effect to certain adjustments described below. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be antidilutive, except that, in conformity with SEC requirements, common and common equivalent shares issued during the twelve-month period prior to the filing of the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods using the treasury stock method. Additionally, all outstanding shares of convertible preferred stock are assumed to have been converted to common stock at the time of their issuance.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash, short-term trade receivables and payables and long-term debt, approximate their fair values.

2.   ACQUISITION OF ALFALFA'S INC.

     On January 18, 1996, the Company signed a letter of intent to acquire Alfalfa's, Inc., a natural foods supermarket chain located in Boulder, Colorado. The acquisition closed on July 14, 1996. The total acquisition cost was $39.1 million and was made up of $16.2 million of cash, issuance of 783,421 shares of common stock and options to acquire 124,101 shares of common stock valued at $14.2 million, issuance of 408,336 shares of redeemable convertible Series D Preferred Stock valued at $7.7 million and $1.0 million of acquisition related costs. The transaction was structured so that Alfalfa's issued shares of its capital stock for shares of the Company's capital stock; however, as the Company's shareholders controlled a majority of the voting stock of the combined companies following the acquisition, the

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     transaction was accounted for as a reverse acquisition with the Company as the acquiror. Accordingly, all common shares and prices per share disclosed in these financial statements have been adjusted on an equivalent share basis. Immediately after the closing of the acquisition, the Company repurchased shares of its capital stock from former Alfalfa's stockholders who had approved the acquisition contingent upon such repurchase.

3.   OTHER BUSINESS COMBINATIONS

     On May 31, 1996, the Company acquired substantially all of the combined assets of three related natural foods retail stores in Salt Lake City, Utah in exchange for total consideration of $2.2 million consisting of cash and promissory notes. The acquisition was accounted for using the purchase method and the excess of cost over fair value of the assets acquired of $2.1 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The fair value of the acquired assets and liabilities at the acquisition date are as follows (in thousands):

    Current assets..........................................................  $  583
    Equipment...............................................................     535
    Other assets............................................................     120
    Liabilities.............................................................  (1,178)
    Goodwill................................................................   2,100
                                                                              ------
                                                                              $2,160
                                                                              ======

     On April 22, 1995, the Company acquired the assets of a California Limited Partnership operating a natural foods supermarket in northern California, in exchange for $2.1 million in cash. The acquisition was accounted for using the purchase method and the excess of cost over fair value of the assets acquired of $1.4 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The fair values of the acquired assets and liabilities at the date of acquisition are as follows (in thousands):

    Current assets..........................................................  $  302
    Equipment...............................................................     447
    Current liabilities.....................................................     (15)
    Goodwill................................................................   1,369
                                                                              ------
                                                                              $2,103
                                                                              ======

     In addition, on April 22, 1995, the Company acquired the assets of a second California Limited Partnership operating a natural foods supermarket in northern California, in exchange for $726,000 in cash. The acquisition was accounted for using the purchase method and the excess of cost over fair value of the assets acquired of $313,000 was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The fair values of the assets and liabilities at the date of acquisition are as follows (in thousands):

    Current assets............................................................  $262
    Equipment.................................................................   160
    Current liabilities.......................................................    (9)
    Goodwill..................................................................   313
                                                                                ----
                                                                                $726
                                                                                ====

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On July 14, 1994, the Company acquired all of the outstanding stock of two related corporations, located in Las Vegas, Nevada, each operating a natural foods store under the name Kathy's Natural Foods Ranch Market, at a total cost of $6.5 million. Consideration for the acquisition was in the form of $2.8 million in cash, $3.6 million in notes payable, and $85,000 in stock and warrants. The acquisition was accounted for using the purchase method and resulted in goodwill of $5.8 million, which is being amortized on a straight-line basis over 40 years. The fair values of the Kathy's Natural Foods Ranch Markets assets and liabilities at the date of acquisition are as follows (in thousands):

    Current assets.......................................................    $ 1,423
    Property and equipment...............................................      1,239
    Other assets.........................................................         80
    Goodwill.............................................................      5,837
    Current liabilities..................................................     (1,168)
    Notes payable........................................................       (855)
    Other liabilities....................................................        (90)
                                                                             -------
                                                                             $ 6,466
                                                                             =======

     The following unaudited pro forma combined results of operations of the Company and the acquired businesses discussed above have been prepared as if the transactions occurred as of the beginning of the respective periods, except that in accordance with generally accepted accounting principles the operations of the business acquired on May 31, 1996 have been excluded from the 1994 pro forma results (in thousands):

                                            YEAR ENDED                             SIX MONTHS ENDED
                              ---------------------------------------   ---------------------------------------
                              DECEMBER 31, 1994    DECEMBER 30, 1995       JULY 1, 1995        JUNE 29, 1996
                              ------------------   ------------------   ------------------   ------------------
    Sales...................             $83,577             $111,304              $50,125              $73,742
    Net income..............               1,791                1,852                2,597                1,011

4.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                              DECEMBER 31, 1994    DECEMBER 30, 1995
                                                              -----------------    -----------------
    Machinery and equipment................................             $ 5,833              $14,634
    Leasehold improvements.................................               2,260                5,192
    Land and building......................................                 338                  338
    Construction in progress...............................                 436                3,022
    Less: accumulated depreciation and amortization........              (2,351)              (3,868)
                                                                        -------              -------
                                                                        $ 6,516              $19,318
                                                                        =======              =======

     The amounts shown above include $618,338 and $338,016 of machinery and equipment which are accounted for as capitalized leases and which have accumulated amortization of $380,454 and $227,727 at fiscal year end 1994 and 1995, respectively.

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   NOTES PAYABLE AND LONG-TERM DEBT

     At June 29, 1996, the Company had a short-term note payable of $1.6 million which bears interest at an annual rate of 7% and matures on August 31, 1996.

     Long-term debt outstanding consists of the following (in thousands):

                                                                   DECEMBER 31,   DECEMBER 30,
                                                                       1994           1995
                                                                   ------------   ------------
    Notes payable to banks:
      Due February 1, 2002, bearing interest, at the Company's
         option, at the prime rate or LIBOR plus 1.75% ($5,236 at
         8.25% and $8,000 at 7.625%, respectively, at December
         30, 1995), secured by inventory and fixed assets........                      $13,236
      Due September 1995, bearing interest at prime plus 2.0%
         (8.75% at December 31, 1994), secured by inventories and
         equipment...............................................       $   713
      Due December 1998, bearing interest at prime plus 1.75%
         (10.25% at December 31, 1994), secured by property and
         equipment...............................................         1,300
      Due March 1996, bearing interest at 9%, secured by land and
         building................................................           400
      Due March 1998, bearing interest at prime plus 1.5% (9.0%
         at December 31, 1994), secured by property and
         equipment...............................................           253
      Due April 1995, bearing interest at 9%, secured by property
         and equipment...........................................            69
    Notes payable to corporations and individuals:
      Due April 1995 to October 1995, non-interest bearing,
         secured by shares of stock of an acquired entity........         1,920
      Due March 1997 to March 2004, bearing interest at 10%,
         unsecured...............................................           773
      Due January 1996, bearing interest at 9%, secured by
         property and equipment..................................           119
      Due March 1996, bearing interest at 9%, secured by
         property................................................            14
    Notes payable to stockholders:
      Due May 1995-August 1997, bearing interest at 9%-10%,
         unsecured...............................................           172
      Due February 1997, bearing interest at 9%, secured by
         inventory, fixtures and equipment.......................            94
    Other notes payable..........................................           111
                                                                        -------        -------
                                                                          5,938         13,236
    Less current portion.........................................        (2,998)
                                                                        -------        -------
                                                                        $ 2,940        $13,236
                                                                        =======        =======

     At December 30, 1995, the Company has no debt maturing between the years 1996 and 2000. Fair market value of debt outstanding at December 30, 1995 approximates its carrying value.

     In March 1995, the Company entered into a credit agreement for a $20.0 million revolving line of credit. The facility has a three year draw period, after which the commitment will reduce over a four year period. The line bears interest, at the Company's option, at the prime rate or LIBOR plus 1.75%. As of December 30, 1995, the Company had $13.2 million outstanding on this line of credit. The line of credit agreement includes certain financial and other covenants, as well as restrictions on payments of dividends.

6.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On November 15, 1994, the Company issued 739,727 shares of Series C Preferred Stock at $17.05 per share. On July 3, 1993, the Company issued 298,730 shares of Series A Preferred Stock at $7.03 per share. The preferred stock has a liquidation preference of $7.03 per share plus accrued dividends at 12% compounded annually for Series A and $17.05 per share plus accrued dividends at 12% compounded

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     annually for Series C, participates in dividends declared on a pro rata basis with common stock, and converts, at the option of the holder, into common stock at a ratio of one to one. The preferred stock, by its terms, converts to common stock at the closing of an initial public offering. If not converted prior to September 30, 1997 for Series A and December 31, 1999 for Series C, upon election by the holders, the Company shall redeem all outstanding preferred stock. The redemption price shall include the original stock issue price plus an amount equal to a 12% return compounded annually and is then payable in sixteen equal quarterly installments. Such amounts would be payable as follows (in thousands):

            1997.....................................................    $   426
            1998.....................................................        851
            1999.....................................................      2,259
            2000.....................................................      6,483
            2001.....................................................      6,058
            2002.....................................................      5,632
            2003.....................................................      4,224
                                                                         -------
                                                                         $25,933
                                                                         =======

     During 1994, as consideration for providing certain bridge financing, the Company issued two warrants to an existing stockholder to purchase an aggregate of 2,678 shares of Series B Preferred Stock. The warrants have a five year term and an exercise price of $9.84 to $10.59 per share, respectively. The Series B Preferred Stock has all of the same rights, terms and privileges as Series A Preferred Stock.

     Also during 1994, as consideration for investment advisory services related to the placement of Series C Preferred Stock, the Company issued a five-year warrant to a Series C stockholder to purchase 3,513 shares of Series C Preferred Stock at an exercise price of $21.32 per share.

     The above warrants were valued at $27,000, which was recorded as additional paid-in capital in 1994.

7.   STOCK OPTIONS

     The Company has an Incentive Stock Option Plan ("Plan") pursuant to which incentive stock options to purchase up to 491,614 shares of the Company's common stock may be issued to employees, officers and directors. Under the Plan, stock options are granted at an exercise price not less than the fair value of the stock on the date of grant, as determined by the Company's board of directors. Outstanding options vest over a period of five years and expire ten years from the date of grant. Options are only exercisable during a thirty day period after termination. As of December 30, 1995, no options were exercisable under the Plan.

     Following is a summary of stock option transactions:

                                                         QUALIFIED     NON-QUALIFIED   EXERCISE PRICE
                                                        ------------   -------------   --------------
    Outstanding as of January 2, 1993.................
    Granted...........................................       184,843                    $       7.05
    Forfeited.........................................        (3,370)                   $       7.05
                                                            --------
    Outstanding as of January 1, 1994.................       181,473                    $       7.05
    Granted...........................................        85,004          23,815    $ 7.05-17.10
    Forfeited.........................................       (45,224)         (1,774)   $ 7.05- 9.87
                                                            --------         -------
    Outstanding as of December 31, 1994...............       221,253          22,041    $ 7.05-17.10
    Granted...........................................       115,100                    $      17.10
    Forfeited.........................................       (44,128)                   $ 7.05-17.10
    Exercised.........................................          (573)                   $ 7.05-17.10
                                                            --------         -------
    Outstanding as of December 30, 1995...............       291,652          22,041    $ 7.05-17.10
                                                            ========         =======

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   INCOME TAXES

     Effective July 3, 1993, the Company revoked its S corporation election. The pro forma amounts below for the year ended January 1, 1994 are presented as if the Company had been a taxable entity for the entire year.

     Income tax expense consists of the following (in thousands):

                                                                JANUARY 1,            YEAR ENDED
                                                 JANUARY 1,        1994       ---------------------------
                                                    1994        PRO FORMA     DECEMBER 31,   DECEMBER 30,
                                                 HISTORICAL    (UNAUDITED)        1994           1995
                                                ------------   ------------   ------------   ------------
    Current: Federal..........................          $187           $522           $707          $(791)
             State............................            27             76            122             (3)
                                                        ----           ----           ----           ----
                                                         214            598            829           (794)
                                                        ----           ----           ----           ----
    Deferred: Federal.........................           116            (67)            40            825
              State...........................            17            (10)            11              9
                                                        ----           ----           ----           ----
                                                         133            (77)            51            834
                                                        ----           ----           ----           ----
                                                        $347           $521           $880          $  40
                                                        ====           ====           ====           ====

     Income taxes as reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows:

                                                                           YEAR ENDED
                                                           -------------------------------------------
                                                            JANUARY 1,     DECEMBER 31,   DECEMBER 30,
                                                               1994            1994           1995
                                                           -------------   ------------   ------------
    Statutory tax rate...................................           34.0%          34.0%          34.0%
    State income taxes, net of federal income tax
      benefit............................................            1.1            3.6            3.8
    Tax effect of non-deductible goodwill................                           1.1            4.7
    Non taxable S corporation income.....................          (21.4)
    Effect of conversion to C corporation................           10.0
    Disposal of assets...................................                                        (30.7)
    Other, net...........................................            2.5            1.2           (2.2)
                                                                    ----           ----           ----
    Effective tax rate...................................           26.2%          39.9%           9.6%
                                                                    ====           ====           ====

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                     DECEMBER 31,     DECEMBER 30,
                                                                         1994             1995
                                                                     ------------     ------------
    Deferred tax assets
      Inventory related............................................         $  74          $   165
      Property related.............................................            32
      Accruals.....................................................           196              168
      Net operating loss carry forward.............................                            102
                                                                            -----          -------
         Total deferred tax assets.................................           302              435
                                                                            -----          -------
    Deferred tax liabilities
      Property related.............................................          (418)          (1,310)
      Pre-opening costs............................................           (18)             (92)
                                                                            -----          -------
         Total deferred tax liabilities............................          (436)          (1,402)
                                                                            -----          -------
    Net deferred tax liability.....................................         $(134)         $  (967)
                                                                            =====          =======

     The tax years 1993 through 1995 are open for examination by the Internal Revenue Service (IRS). The Company's federal income tax return for 1994 is currently under examination by the IRS. No formal report has been issued to date. It is management's belief that the outcome of the examination will not have an adverse effect on the Company's consolidated financial statements.

9.   COMMITMENTS

     The Company has several noncancelable operating leases related to facilities occupied and store equipment. These leases generally contain renewal provisions at the option of the Company. Total rental expense (consisting of minimum rent and contingent rent) under these leases was $1.2 million, $1.8 million and $2.6 million during 1993, 1994 and 1995, respectively.

     Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 30, 1995 are summarized as follows (in thousands):

                                                 CAPITAL LEASES      OPERATING LEASES          TOTAL
                                                ----------------     ----------------     ----------------
    Fiscal year ending
      1996....................................              $ 92              $ 3,549              $ 3,641
      1997....................................                59                3,957                4,016
      1998....................................                 9                3,704                3,713
      1999....................................                                  3,419                3,419
      2000....................................                                  3,204                3,204
      Thereafter..............................                                 19,336               19,336
                                                           -----              -------              -------
    Total minimum lease payments..............               160              $37,169              $37,329
                                                                              =======              =======
    Less amount representing interest.........               (13)
                                                           -----
    Present value of minimum capital lease
      payments................................               147
    Less current portion......................               (81)
                                                           -----
                                                            $ 66
                                                           =====

     Minimum rentals for operating leases do not include contingent rentals which may become due under certain lease terms which provide that rentals may be increased based on a percentage of sales. During 1993, 1994 and 1995, the Company paid contingent rentals of $115,000, $165,000 and $158,000, respectively.

                            WILD OATS MARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS

     On July 4, 1993, the Company sold the assets of a small convenience store to a company controlled by a related party for gross proceeds of $200,000 resulting in an after tax gain of $57,000.

11. SUBSEQUENT EVENTS (UNAUDITED)

     In July 1996, in connection with the acquisition of Alfalfa's, the Company amended and restated its Certificate of Incorporation to give effect to the following: (i) the Series A Preferred Stock and Series C Preferred Stock liquidation preferences were amended to reduce the dividend to 10% compounded annually, respectively; and (ii) the Series A Preferred Stock redemption election date was amended to be December 31, 1999.

     Also, in July 1996, immediately prior to the acquisition of Alfalfa's, the Company sold 862,724 shares of Series E Preferred Stock for $16.5 million. The proceeds were used primarily to purchase shares of common and preferred stock held by former Alfalfa's stockholders. In addition, as part of the consideration in the acquisition of Alfalfa's, the Company issued Series D Preferred Stock. Both the Series D and E have the same liquidation preference of $18.81 per share plus all of the same rights, preferences and privileges as the Series A and C Preferred Stock.

     Further, in July 1996, the Company received a commitment from its lender to increase its borrowing capacity under its revolving line of credit to $40.0 million.

     As of August 1996, the Company had paid off a short-term note payable with a principal balance of $1.6 million and interest of $23,000. The Company incurred no penalty for early repayment of the note.

     During late August 1996, the Company's Board of Directors made the following decisions relating to the Company's operations, which are expected to result in an approximate $7.3 million non-recurring charge being recorded in the three months ending September 28, 1996. Specifically, as a direct result of the July 1996 acquisition of Alfalfa's, the Company expects to incur $2.0 million by: (1) closing the Wild Oats Lawrence, Kansas store as well as a regional bakery and kitchen; (2) moving out of its existing corporate headquarters and relocating to Alfalfa's; and (3) consolidating certain information systems, thereby abandoning certain Wild Oats hardware and software. In addition, after operating the combined businesses, management has decided to close the Alfalfa's Seattle, Washington store and a restaurant in a Capers Store which at the time of the acquisition it had planned to retain. These closures are expected to result in the remaining $5.3 million of the charge. Components of the non-recurring charge are expected to consist primarily of lease cancellation costs ($1.1 million), employee severance and relocation costs ($467,000) and losses on disposal or abandonment of certain assets ($5.8 million).

     The Company is under investigation by the New Mexico Assistant Attorney General alleging possible violations of anti-trust laws as a result of the acquisition of Alfalfa's. The Company replied refuting the Attorney General's claim. The Company believes that the acquisition complies with federal and state anti-trust laws and will continue to vigorously defend its position in New Mexico. The New Mexico Attorney General has taken no legal action with respect to the acquisition and the outcome of this matter cannot be determined.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Wild Oats Markets, Inc.


     In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Alfalfa's, Inc. and its subsidiaries at June 30, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Boulder, Colorado

August 15, 1996, except for


Note 1, paragraph three,


as to which the date


is October 15, 1996

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors

Alfalfa's Inc. and Subsidiaries
Denver, Colorado

     We have audited the accompanying consolidated balance sheet of Alfalfa's, Inc. and subsidiaries, as of June 25, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended June 25, 1995 and June 26, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alfalfa's Inc., and subsidiaries as of June 25, 1995, and the results of their operations and their cash flows for the years ended June 25, 1995 and June 26, 1994 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Denver, Colorado

September 6, 1995 (October 15, 1996 as

to the third paragraph of

Note 1)

                                ALFALFA'S, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                       JUNE 25, 1995   JUNE 30, 1996
                                                                       -------------   -------------
ASSETS
Current assets:
  Cash and cash equivalents..........................................        $ 1,875         $ 3,591
  Certificate of deposit.............................................          1,500
  Accounts receivable less allowance for doubtful accounts of $33 and
     $57.............................................................             99             234
  Due from Wild Oats Markets, Inc....................................                            316
  Due from Stockholders..............................................             35              21
  Income tax receivable..............................................            134
  Inventories, net...................................................          3,065           3,273
  Prepaid expenses and other current assets..........................            101              70
  Deferred income taxes..............................................            220             419
                                                                             -------         -------
     Total current assets............................................          7,029           7,924
                                                                             -------         -------
Property and equipment, net..........................................         12,152          11,845
                                                                             -------         -------
Other assets:
  Goodwill, net......................................................          2,956           2,902
  Pre-opening expenses...............................................            494
  Deposits and other.................................................             76              95
  Note receivable from employee......................................             48              48
  Deferred income taxes..............................................             36             260
                                                                             -------         -------
     Total other assets..............................................          3,610           3,305
                                                                             -------         -------
                                                                             $22,791         $23,074
                                                                             =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                ALFALFA'S, INC.

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                       JUNE 25, 1995   JUNE 30, 1996
                                                                       -------------   -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................        $ 4,712         $ 4,931
  Accrued wages and employee costs...................................          1,554           1,743
  Other accrued expenses.............................................            393             719
  Income taxes payable...............................................              6             321
  Current deferred income taxes......................................             67
  Current installments of long-term debt.............................            365             260
                                                                             -------         -------
     Total current liabilities.......................................          7,097           7,974
Long-term debt.......................................................            626             130
Deferred rent........................................................            408             316
Deferred income taxes................................................             81             140
                                                                             -------         -------
                                                                               8,212           8,560
                                                                             -------         -------
Commitments (Note 7)
Redeemable convertible Series A Preferred Stock $1.00 par value;
  authorized 8,867,500 shares for Series A and Series B combined;
  354,700 shares designated, 317,898 shares issued and outstanding...          8,216           9,011
                                                                             -------         -------
Stockholders' equity:
  Convertible Series B Preferred Stock; $1.00 par value; authorized
     8,867,500 shares for Series A and Series B combined; 60,000 shares designated, 57,143 shares issued and outstanding at June
     25, 1995 and none issued and outstanding at June 30, 1996.......             57
  Common stock (equivalent share basis), $.005 par value; authorized
     70,411,937 shares; 1,263,318 shares issued and outstanding at
     June 25, 1995; 1,465,375 shares issued and outstanding at June
     30, 1996........................................................              6               7
  Additional paid-in capital.........................................          3,059           3,118
  Retained earnings..................................................          3,226           2,339
  Foreign currency translation adjustment............................             15              39
                                                                             -------         -------
     Total stockholders' equity......................................          6,363           5,503
                                                                             -------         -------
                                                                             $22,791         $23,074
                                                                             =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                ALFALFA'S, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED
                                                       -------------------------------------------------
                                                       JUNE 26, 1994     JUNE 25, 1995     JUNE 30, 1996
                                                       -------------     -------------     -------------
Sales................................................        $45,880           $64,852           $85,623
Cost of goods sold and occupancy costs...............         30,491            43,379            58,492
                                                             -------           -------           -------
  Gross profit.......................................         15,389            21,473            27,131
Operating expenses:
  Direct store expenses..............................         11,437            16,165            22,158
  Selling, general and administrative expenses.......          1,754             3,266             4,362
  Pre-opening expenses...............................            460               325               662
                                                             -------           -------           -------
     Total operating expenses........................         13,651            19,756            27,182
                                                             -------           -------           -------
Income (loss) from operations........................          1,738             1,717               (51)
                                                             -------           -------           -------
Other income (expense):
  Interest income....................................             45               140                56
  Interest expense...................................           (162)             (313)              (76)
  Other expense, net.................................            (47)
                                                             -------           -------           -------
     Total other income (expense)....................           (164)             (173)              (20)
                                                             -------           -------           -------
Income (loss) before income taxes....................          1,574             1,544               (71)
Income tax expense...................................            595               611                22
                                                             -------           -------           -------
Net income (loss)....................................            979               933               (93)
Accretion of redeemable preferred stock..............                              259               794
                                                             -------           -------           -------
Net income (loss) allocable to common stock..........        $   979           $   674           $  (887)
                                                             =======           =======           =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                ALFALFA'S, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       SERIES B
                                   PREFERRED STOCK                     COMMON STOCK              ADDITIONAL
                            ------------------------------    ------------------------------       PAID-IN         RETAINED
                               SHARES           AMOUNT           SHARES           AMOUNT           CAPITAL         EARNINGS
                            -------------    -------------    -------------    -------------    -------------    -------------
Balance, June 27, 1993...                                         1,115,374               $6            $ 673           $1,573
Shares contributed to
 ESOP....................                                             2,247                                15
Net income...............                                                                                                  979
                                                                  ---------              ---           ------           ------
Balance, June 26, 1994...                                         1,117,621                6              688            2,552
Shares contributed to
 ESOP....................                                             2,813                                30
Exercise of common stock
 options.................                                            28,165                               121
Issuance of common stock
 for purchase of Canadian
 subsidiary..............                                           151,840                             1,777
Issuance of Series B
 Preferred Stock upon
 conversion of
 stockholder notes.......          57,143               57                                                943
Repurchase of common
 stock...................                                           (37,121)                             (500)
Accretion of redeemable
 preferred stock.........                                                                                                 (259)
Net income...............                                                                                                  933
Foreign currency
 translation
 adjustment..............
                                 --------              ---        ---------              ---           ------           ------
Balance, June 25, 1995...          57,143               57        1,263,318                6            3,059            3,226
Exercise of common stock
 options.................                                               880                                 3
Conversion of Series B
 Preferred Stock to
 common stock............         (57,143)             (57)         201,177                1               56
Accretion of redeemable
 preferred stock.........                                                                                                 (794)
Net loss.................                                                                                                  (93)
Foreign currency
 translation
 adjustment..............
                                 --------              ---        ---------              ---           ------           ------
Balance, June 30, 1996...                                         1,465,375               $7           $3,118           $2,339
                                 ========              ===        =========              ===           ======           ======


                              FOREIGN           TOTAL
                             CURRENCY       STOCKHOLDERS'
                            TRANSLATION        EQUITY
                           -------------    -------------
Balance, June 27, 1993...                          $2,252
Shares contributed to
 ESOP....................                              15
Net income...............                             979
                                                   ------
Balance, June 26, 1994...                           3,246
Shares contributed to
 ESOP....................                              30
Exercise of common stock
 options.................                             121
Issuance of common stock
 for purchase of Canadian
 subsidiary..............                           1,777
Issuance of Series B
 Preferred Stock upon
 conversion of
 stockholder notes.......                           1,000
Repurchase of common
 stock...................                            (500)
Accretion of redeemable
 preferred stock.........                            (259)
Net income...............                             933
Foreign currency
 translation
 adjustment..............            $15               15
                                     ---           ------
Balance, June 25, 1995...             15            6,363
Exercise of common stock
 options.................                               3
Conversion of Series B
 Preferred Stock to
 common stock............
Accretion of redeemable
 preferred stock.........                            (794)
Net loss.................                             (93)
Foreign currency
 translation
 adjustment..............             24               24
                                     ---           ------
Balance, June 30, 1996...            $39           $5,503
                                     ===           ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                ALFALFA'S, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 YEAR ENDED
                                                                      ---------------------------------
                                                                       JUNE                      JUNE
                                                                        26,        JUNE 25,       30,
                                                                       1994         1995         1996
                                                                      -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)..................................................   $   979      $   933      $   (93)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization....................................     1,367        1,245        2,251
  Loss (gain) on disposal of equipment.............................        57           10           (2)
  Deferred income taxes............................................      (357)         (32)        (431)
  Deferred rent....................................................       (23)         195          (92)
  Other............................................................        17           30
  Change in assets and liabilities:
    Accounts receivable............................................        30         (167)        (303)
    Inventories....................................................       (81)        (597)        (208)
    Prepaid expenses and other.....................................       (33)         (13)          31
    Accounts payable...............................................       890          724          219
    Accrued expenses and income taxes payable......................       970           66          830
                                                                      -------      -------      -------
         Net cash provided by operating activities.................     3,816        2,394        2,202
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired....................                 (1,019)
Additions to property and equipment................................    (1,623)      (6,442)      (1,855)
Proceeds from disposal of equipment................................        10            3            7
Deferred costs, deposits and other.................................       (50)        (532)         475
Investment in affiliate............................................      (373)
(Purchase) sale of certificate of deposit..........................                 (1,500)       1,500
                                                                      -------      -------      -------
         Net cash provided by (used in) investing activities.......    (2,036)      (9,490)         127
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of redeemable convertible Series A Preferred
  Stock............................................................                  7,958
Principal payments on long-term debt...............................      (290)        (901)        (601)
Proceeds from exercise of stock options............................                    121            3
Payment for repurchase of common stock.............................                   (500)
                                                                      -------      -------      -------
         Net cash (used in) provided by financing activities.......      (290)       6,678         (598)
Effect of exchange rate changes on cash............................                      4          (15)
                                                                      -------      -------      -------
Net increase (decrease) in cash and cash equivalents...............     1,490         (414)       1,716
Cash and cash equivalents, beginning of year.......................       799        2,289        1,875
                                                                      -------      -------      -------
Cash and cash equivalents, end of year.............................   $ 2,289      $ 1,875      $ 3,591
                                                                      =======      =======      =======
NONCASH FINANCING ACTIVITIES
Issuance of $1,000 in Series B Preferred Stock upon conversion of subordinated debt in fiscal 1995
Issuance of $1,777 of common stock to acquire subsidiary in fiscal
  1995

  The accompanying notes are an integral part of these consolidated financial statements.

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

     Alfalfa's, Inc. (the "Company") owns and operates natural foods supermarkets in Colorado, New Mexico, Washington, and Canada. The Company also operates a commissary that supplies the retail stores. The Company's operations are concentrated in one market segment, grocery stores; however, management considers a downturn in this market segment unlikely.

     The consolidated financial statements include the financial statements of Alfalfa's, Inc. and its wholly owned subsidiaries in the United States and Canada. All significant intercompany balances and transactions have been eliminated upon consolidation.

     STOCK SPLIT


     In connection with a proposed initial public offering, a 1.7735 for 1 split of the Company's stock has been approved and was consummated October 15, 1996. All share and per share information presented in these financial statements have been restated for all periods presented to reflect the stock split.


     FISCAL YEAR

     The Company reports its financial results on a fifty-two or fifty-three week fiscal year, ending on the last Sunday in June. Each fiscal quarter consists of a thirteen week period with one fourteen week period in a fifty-three week year. Fiscal years 1994 and 1995 were fifty-two week periods and fiscal year 1996 was a fifty-three week period.

     STATEMENT OF CASH FLOWS

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For these investments, fair market value approximates cost. Cash equivalents consist of a money market account with a balance of approximately $1.7 million at June 25, 1995 and $2.7 million at June 30, 1996. The Company paid $160,000, $299,000 and $85,000 in interest charges in 1994, 1995 and 1996, respectively. The Company paid income taxes of $702,000, $1.1 million and $6,000 in 1994, 1995 and 1996, respectively.

     INVENTORIES

     Inventories, consisting of products held for sale, are stated at the lower of cost (first-in, first-out) or market as determined by the retail inventory method. Inventories are net of a reserve for shrinkage of $0 for 1995 and $500,000 for 1996.

     DEPRECIATION AND AMORTIZATION

     Property, equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset, or the lease term. Repairs and maintenance are charged to expense as incurred.

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     GOODWILL

     Goodwill resulting from the excess of purchase price over allocated fair values in the acquisition of the Canadian subsidiary (Note 3) is amortized over a period of forty years using the straight-line method, and is shown net of accumulated amortization of $71,000 and $147,000 for 1995 and 1996, respectively. The carrying value of goodwill is assessed for recoverability by management based on an analysis of undiscounted future expected cash flows from the related acquired entities. The Company believes that there has been no impairment thereof as of June 30, 1996.

     PRE-OPENING EXPENSES

     Expenses associated with the development and opening of new stores are deferred until the stores' opening date, at which time such costs are expensed in full. These costs consist primarily of labor costs, supplies and other expenses.

     ADVERTISING

     Advertising is expensed as incurred. Advertising expense was $221,000, $396,000 and $571,000 for fiscal years ended 1994, 1995 and 1996 respectively.

     FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Translation into U.S. dollars is performed for balance sheet accounts at year-end rates while income and expense accounts are translated at average exchange rates. Adjustments resulting from the translation are reflected as a separate component of stockholders' equity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable, and long-term debt approximate their fair values.

     NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," which requires losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires that the Company's financial statements include certain disclosures about stock-based employee compensation arrangements. As allowed by Statement No. 123, the Company will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25; accordingly, the adoption of Statement No. 123 will have no effect on future reported net income.

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     RECLASSIFICATIONS

     Certain amounts in the June 26, 1994 and June 25, 1995 financial statements have been reclassified to conform to June 30, 1996 presentation.

2.  ACQUISITION BY WILD OATS MARKETS, INC.

     On July 14, 1996, the Company was acquired by Wild Oats Markets, Inc. ("Wild Oats"), a natural foods supermarket chain located in Boulder, Colorado. The stockholders of the Company received consideration of approximately $38.1 million, which included $16.2 million in cash (which was paid to repurchase shares held by certain stockholders who had approved the acquisition contingent upon such repurchase), and 783,421 shares of common and 408,336 shares of redeemable convertible preferred stock of the combined company, in exchange for 100% of the outstanding common and preferred stock of the Company. The Company issued shares of its capital stock for the outstanding shares of Wild Oats' capital stock; however, as the Wild Oats' stockholders controlled a majority of the voting stock of the combined companies following the acquisition, the transaction was accounted for as a reverse acquisition with Wild Oats as the acquiror. In connection with this acquisition, Wild Oats agreed to reimburse the Company for the costs it incurred related thereto. Accordingly, $316,000 is reflected as due from Wild Oats on the Company's consolidated balance sheet.

3.   ALFALFA'S CANADA, INC.

     In fiscal 1994, the Company invested in the stock of Capers Management Holdings, Inc. (Capers). The Company purchased 190,000 shares (19%) of common stock and 259 shares of preferred stock for total costs and expenses of C$509,000 (US$373,000). Capers owns and operates retail natural foods stores which specialize in high quality natural foods in Vancouver, British Columbia. The investment was accounted for at cost.

     On July 23, 1994, Alfalfa's Canada, Inc., a wholly-owned subsidiary of the Company, purchased the remaining outstanding common and preferred stock of Capers for $1.1 million in cash plus 43,129 shares of the Company's common stock. The total purchase price, including expenses, of approximately $3.1 million has been allocated to the assets and liabilities of Capers based on fair values. The purchase price associated with the acquisition exceeded the fair value of the net assets acquired and has been assigned to goodwill. The net assets and results of operations are included in the Company's consolidated financial statements from the date of acquisition.

4.   GEOGRAPHICAL INFORMATION

     Since the Company's fiscal 1995 acquisition of Capers, as discussed in Note 3, it operates in two geographical regions. A breakdown of the Company's operations between these regions follows (in thousands):

                                                         YEAR ENDED JUNE 25, 1995
                                               --------------------------------------------
                                                    US            CANADA       CONSOLIDATED
                                               ------------    ------------    ------------
    Sales....................................       $50,097         $14,755         $64,852
    Income from operations...................         1,655              62           1,717
    Other income (expense)...................          (102)            (71)           (173)
    Income (loss) before income taxes........         1,553              (9)          1,544
    Total assets at June 25, 1995............        15,945           6,846          22,791

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         YEAR ENDED JUNE 30, 1996
                                               --------------------------------------------
                                                    US            CANADA       CONSOLIDATED
                                               ------------    ------------    ------------
    Sales....................................       $64,433         $21,190         $85,623
    Income (loss) from operations............          (203)            152             (51)
    Other income (expense)...................            44             (64)            (20)
    Income (loss) before income taxes........          (158)             87             (71)
    Total assets at June 30, 1996............        16,088           6,986          23,074

5.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                       JUNE 25, 1995   JUNE 30, 1996
                                                                       -------------   -------------
    Equipment........................................................        $ 8,729         $ 9,868
    Leasehold improvements...........................................          8,864           9,568
    Land.............................................................             44              44
    Less: accumulated depreciation and amortization..................         (5,485)         (7,635)
                                                                             -------         -------
                                                                             $12,152         $11,845
                                                                             =======         =======

6.   LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                       JUNE 25, 1995   JUNE 30, 1996
                                                                       -------------   -------------
    Notes to bank, interest at bank's prime rate plus 1%
      cross-collateralized by accounts receivable, inventories,
      equipment, and the assignment of officers' life insurance
      policies. Principal payments of $21,667 plus interest are due
      monthly through December 1997..................................          $ 650           $ 390
    Note payable to Canadian bank, interest at bank's cost of funds rate plus 2.75%, collateralized by all real and immovable
      property, all furniture, machinery, equipment and other
      tangible personal property. Principal payments C$12,000 to
      C$25,500 plus interest are payable monthly through April
      1998...........................................................            341
    Less current portion.............................................           (365)           (260)
                                                                               -----           -----
    Long-term debt...................................................          $ 626           $ 130
                                                                               =====           =====

     The Company has a $300,000 revolving line of credit at a bank, bearing interest at the bank's prime rate (8.25% at June 30, 1996) plus 1%. No amounts were outstanding at June 25, 1995 or June 30, 1996. The revolving line of credit is cross-collateralized by accounts receivable, inventories, equipment, and the assignment of officers' life insurance policies. The revolving line of credit expires November 30, 1996.

     The revolving line of credit and the notes to the bank contain covenants which limit other borrowings, acquisitions of the Company's stock, capital expenditures, expansion of operations to additional locations, selling any substantial part of the Company's assets or operations, and require maintenance of a cash flow coverage ratio, consolidated debt to worth ratio, net income before taxes ratio, and other matters.

     Maturities of long-term debt as of June 30, 1996 are summarized as follows (in thousands):

    FISCAL YEAR
    1997..................................................................  $260
    1998..................................................................   130
                                                                            ----
    Total.................................................................  $390
                                                                            ====

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   LEASES

     The Company has entered into noncancelable operating leases primarily for operating facilities and equipment. These leases generally contain renewal provisions at the option of the Company, and some call for yearly increases based on published indices and for additional contingent rentals based on sales. Rental expense for leases which contain base rental abatement and escalation clauses is recognized on a straight-line basis, resulting in deferred rent. Total rental expense (consisting of minimum rent and contingent rent) for operating leases during the fiscal years ended June 26, 1994, June 25, 1995 and June 30, 1996, was $1.4 million, $1.9 million and $2.9 million, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 1996 are summarized as follows (in thousands):

                                   FISCAL YEAR
                        ---------------------------------
                        1997.............................    $ 2,111
                        1998.............................      1,930
                        1999.............................      1,850
                        2000.............................      1,691
                        2001.............................      1,175
                        Thereafter.......................      4,004
                                                             -------
                        Total minimum lease payments.....    $12,761
                                                             =======

     Minimum rentals in the table above do not include contingent rentals, which may become due under certain lease terms that provide that rentals may be increased based on a percentage of sales. During fiscal years 1994, 1995 and 1996, the Company paid contingent rentals of $4,407, $28,742, and $23,627, respectively.

8.   INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                                    FISCAL YEAR ENDED
                                                     -----------------------------------------------
                                                     JUNE 26, 1994    JUNE 25, 1995    JUNE 30, 1996
                                                     -------------    -------------    -------------
    Income taxes currently payable:
      Federal......................................          $ 868             $500            $ 311
      State........................................             84               77               48
      Foreign......................................                              66               94
                                                             -----             ----            -----
                                                               952              643              453
    Deferred income taxes..........................           (357)             (32)            (431)
                                                             -----             ----            -----
    Total..........................................          $ 595             $611            $  22
                                                             =====             ====            =====

     Pre tax income (loss) for the U.S. and Canadian components was $1.6 million and ($9,000), respectively, for fiscal year 1995 and ($158,000) and $87,000, respectively, for fiscal year 1996.

     Income taxes as reflected in the Consolidated Statement of Operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows:

                                                                        FISCAL YEAR ENDED
                                                         -----------------------------------------------
                                                         JUNE 26, 1994    JUNE 25, 1995    JUNE 30, 1996
                                                         -------------    -------------    -------------
    Statutory tax rate.................................           34.0%            34.0%            34.0%
    State income taxes, net of federal income tax
      benefit..........................................            3.3              3.3              3.3
    Tax effect of nondeductible goodwill...............             .2              2.6            (52.3)
    Foreign taxes and other............................             .3              (.3)           (16.0)
                                                                 -----            -----            -----
    Effective tax rate.................................           37.8%            39.6%           (31.0)%
                                                                 =====            =====            =====

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                            JUNE 25,     JUNE 30,
                                                                            --------     --------
                                                                              1995         1996
                                                                            --------     --------
    Deferred tax assets:
      Inventory related...................................................      $ 32         $224
      Accruals............................................................        68           32
    Vacation liability....................................................       145          175
    Tenant inducement.....................................................        83           48
    Property related......................................................                    257
    Other.................................................................        12           10
                                                                                ----         ----
    Total deferred tax assets.............................................      $340         $746
                                                                                ====         ====
    Deferred tax liabilities:
      Prepaid expenses....................................................      $ 18         $  5
      Pre-opening costs...................................................        79
      Deferred rent.......................................................                     14
      Property related....................................................       135          184
      Other...............................................................                      4
                                                                                ----         ----
    Total deferred tax liability..........................................      $232         $207
                                                                                ====         ====

     At the date of the Capers acquisition (Note 3), a subsidiary of Capers had net operating loss carryforwards, and the Company provided a valuation allowance against the related deferred tax asset. In the period subsequent to the acquisition through June 25, 1995, the subsidiary used such carryforwards to reduce its tax liability by $60,000. The valuation allowance related to the carryforwards has been eliminated, and goodwill has been reduced by $60,000 to reflect the utilization of the pre-acquisition carryforwards.

9.   REDEEMABLE PREFERRED STOCK

     In 1995, the Company issued 317,898 shares of redeemable convertible Series A Preferred Stock for proceeds (net of offering costs of $542,000) of $8.0 million. Each share of Series A Preferred Stock is convertible into one share of common stock and has equivalent voting rights. The Series A Preferred Stock carries a liquidation preference of $8.5 million which may be increased to $12.8 million in certain circumstances if liquidation were to occur prior to August 31, 1996. The Series A Preferred Stock is redeemable at the option of the holder at a price of $26.74 per share plus 8% per annum from the date of issuance on or after August 31, 2000 at which date the redemption value will be approximately $13.0 million. The difference between the original proceeds and the carrying value represents accretion.

10. STOCKHOLDERS' EQUITY

     Under the original terms of the Stockholder Notes, the holders were allowed to convert such notes into common stock at any time prior to November 4, 1995 at $4.97 per share. In 1995, the Company offered to pay all interest which would be earned on the Stockholder Note through November 4, 1995 if the holders exchanged the Stockholder Notes for convertible Series B Preferred Stock in February 1995 at $17.50 per share. All Stockholder Notes were exchanged for 57,143 shares of Series B Preferred Stock, and the Company paid the holders a total of $76,000 (representing interest on the Stockholder Notes through November 4, 1995), which is recorded as interest expense. Each share of Series B Preferred Stock is convertible into one share of common stock and has equivalent voting rights. All shares of Series B Preferred Stock were converted into common stock on November 5, 1995.

                                ALFALFA'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In February 1995, the Company purchased 37,121 shares of common stock from the Chief Executive Officer at a price of $13.47 per share.

     The Company has an incentive stock option plan (ISOP). The Company may grant up to 193,633 shares of common stock at a price not less than fair market value as of the grant date. Participants will vest 25% at the first 12-month anniversary date and 2.083% per month thereafter.

     The ISOP activity is as follows:

                                                                                    EXERCISE
                                                                      SHARES          PRICE
                                                                      -------     -------------
    Outstanding as of June 27, 1993.................................  114,595     $3.98-$ 5.78
    Granted.........................................................   29,924     $6.68-$ 8.59
    Forfeited.......................................................   (2,288)       $ 3.98
                                                                      -------
    Outstanding as of June 26, 1994.................................  142,231     $3.98-$ 8.62
    Granted.........................................................   28,165        $11.71
    Forfeited.......................................................   (1,761)       $11.71
    Exercised.......................................................  (28,165)    $3.98-$ 5.26
                                                                      -------
    Outstanding as of June 25, 1995.................................  140,470     $3.98-$11.71
    Granted.........................................................   21,124        $13.47
    Forfeited.......................................................   (7,041)    $3.98-$11.71
    Exercised.......................................................     (880)       $ 3.98
                                                                      -------
    Options outstanding as of June 30, 1996.........................  153,673     $3.98-$13.47
                                                                      =======

     The Company has an employee stock ownership plan (ESOP) which enables eligible employees, as defined, to acquire shares of the Company's common stock. The cost of the ESOP is borne by the Company through annual contributions to its Employee Stock Ownership Trust (Trust) in amounts determined by the Board of Directors. Shares of common stock acquired by the ESOP are to be allocated among the employees and are held by the Trust until distributed according to the terms of the ESOP. Shares held in trust were 56,206 and 50,176 at June 25, 1995 and June 30, 1996, respectively. In connection with the acquisition of the Company by Wild Oats, the Company's ESOP plan will remain and all further contributions will be discontinued.

11. PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan and Trust (the Plan). Employees who have attained the age of 21 and have completed one year of service are eligible to participate in the Plan. The Company may elect to make matching contributions of 25% of participant contributions not to exceed 4% of participant compensation. Matching contributions, if any, will be made by the Company prior to the Plan's December 31 year end. Matching contributions of $19,629, $23,130 and $34,159 were made in fiscal 1994, 1995 and 1996, respectively.

12. RELATED PARTIES

     The Company has a note receivable dated March 20, 1995 in the amount of C$67,000 (US $48,000) related to a loan made to an employee. The employee secured the note by a pledge of 2,082 shares of the Company's common stock. The unpaid principal bears interest at the rate of 7% per annum which is due on March 22, 2005.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Wild Oats Markets, Inc.

     In our opinion, the accompanying combined statements of operations and retained earnings, and of cash flows present fairly, in all material respects, the results of operations and cash flows of Kathy's Natural Foods Ranch Markets (See Note 1) for the year ended December 31, 1993 and the period from January 1, 1994 through July 13, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Boulder, Colorado
August 29, 1996

                      KATHY'S NATURAL FOODS RANCH MARKETS

             COMBINED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                                      PERIOD FROM
                                                                                    JANUARY 1, 1994
                                                                  YEAR ENDED            THROUGH
                                                               DECEMBER 31, 1993     JULY 13, 1994
                                                               -----------------   -----------------
Sales........................................................             $6,101              $6,351
Cost of goods sold and occupancy costs.......................              3,998               4,210
                                                                          ------              ------
     Gross profit............................................              2,103               2,141
Operating expenses:
  Direct store expenses......................................              1,446               1,609
  Selling, general and administrative expenses...............                 56                  35
                                                                          ------              ------
     Income from operations..................................                601                 497
Interest expense.............................................                 57                  92
                                                                          ------              ------
     Income before income taxes..............................                544                 405
Income tax expense...........................................                185                 138
                                                                          ------              ------
Net income...................................................                359                 267
Retained earnings -- beginning of period.....................                464                 818
Cash dividend declared.......................................                 (5)
                                                                          ------              ------
Retained earnings -- end of period...........................              $ 818              $1,085
                                                                          ======              ======

    The accompanying notes are an integral part of these combined financial statements.

                      KATHY'S NATURAL FOODS RANCH MARKETS

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      PERIOD FROM
                                                                                       JANUARY 1,
                                                                        YEAR ENDED    1994 THROUGH
                                                                       DECEMBER 31,     JULY 13,
                                                                           1993           1994
                                                                       ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................................       $   359           $267
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization......................................            60            129
  Deferred tax provision.............................................            34              3
Change in assets and liabilities:
  Accounts and other receivables.....................................           (50)           (36)
  Inventories........................................................           (11)          (396)
  Other assets.......................................................            (6)           (43)
  Accounts payable...................................................           122             31
  Accrued liabilities................................................             9             18
                                                                            -------          -----
     Net cash provided by (used in) operating activities.............           517            (27)
                                                                            -------          -----
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...............................................        (1,648)          (450)
  Additions to intangibles...........................................                          (23)
                                                                            -------          -----
     Net cash used by investing activities...........................        (1,648)          (473)
                                                                            -------          -----
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term debt.........................................         1,176            437
Cash dividend........................................................            (5)
                                                                            -------          -----
     Net cash provided by financing activities.......................         1,171            437
                                                                            -------          -----
Net increase (decrease) in cash......................................            40            (63)
Cash at beginning of year............................................           118            158
                                                                            -------          -----
Cash at end of year..................................................       $   158           $ 95
                                                                            =======          =====

    The accompanying notes are an integral part of these combined financial statements.

                      KATHY'S NATURAL FOODS RANCH MARKETS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     These financial statements contain the combined accounts of Kathy's Natural Foods Ranch Market-West, Inc. and Kathy's Natural Foods Ranch Market, Inc. (referred to collectively as the "Company"). All significant intercompany balances have been eliminated. The Company operates two natural foods supermarkets in Las Vegas, Nevada. The Company's operations are concentrated in one market segment, grocery stores; however, management considers a downturn in this market segment to be unlikely.

     ACQUISITION BY WILD OATS MARKETS, INC.

     On July 14, 1994, the Company was acquired by Wild Oats Markets, Inc., a natural foods supermarket company located in Boulder, Colorado, for a total purchase price of $6.5 million.

     STATEMENT OF CASH FLOWS

     The Company paid $57,000 and $92,000 in interest charges for the year ended December 31, 1993 and the period from January 1, 1994 though July 13, 1994, respectively. The Company paid income taxes of $237,000 and $162,000 for the year ended December 31, 1993 and the period from January 1, 1994 through July 13, 1994, respectively.

     INVENTORIES

     Inventories, consisting of products held for sale, are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

     DEPRECIATION AND AMORTIZATION

     Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (three to seven years). Leasehold improvements are amortized on a straight line basis over the shorter of the useful life of the asset, or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.

     INTANGIBLE ASSETS

     Intangible assets consist of loan fees, which are amortized using the straight-line method over the term of the loan, which is 20 years.

     ADVERTISING

     Advertising is expensed as incurred. Advertising expense was $66,000 and $181,000 for the year ended December 31, 1993 and the period from January 1, 1994 through July 13, 1994, respectively.

     USE OF ESTIMATES

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   LEASES

     The Company has entered noncancelable operating leases primarily for operating facilities and equipment. These leases generally contain renewal provisions at the option of the Company, and some call for yearly increases based on published indices and for additional contingent rentals based on sales. Rental

                      KATHY'S NATURAL FOODS RANCH MARKETS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

     expense for leases that contain based rental abatement and escalation clauses is recognized on a straight-line basis, resulting in deferred rent. Total rental expense (consisting of minimum rent and contingent rent) for operating leases for the year ended December 31, 1993 and the period from January 1, 1994 through July 13, 1994 was $133,000, and $62,000, respectively.

     Total rent expenses include contingent rentals, which may become due under certain lease terms that provide that rentals may be increased based on a percentage of sales. For the year ended December 31, 1993 and the period from January 1, 1994 to July 13, 1994, the Company paid contingent rentals of $30,000 and $9,000, respectively.

3.   INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                                                      PERIOD FROM
                                                                                    JANUARY 1, 1994
                                                                YEAR ENDED              THROUGH
                                                             DECEMBER 31, 1993       JULY 13, 1994
                                                             -----------------     -----------------
    Current -- Federal.....................................               $220                  $135
                State......................................                 --                    --
    Deferred -- Federal....................................                (35)                    3
                 State.....................................                 --                    --
                                                                         -----                 -----
                                                                          $185                  $138
                                                                         =====                 =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

     Total income tax does not differ from the amount computed by applying the U.S. Federal income tax rate of 34% to pretax income.

4.   RELATED PARTY TRANSACTIONS

     Interest expense of $24,000 and $22,000 for the year ended 1993 and the period from January 1, 1994 through July 13, 1994, respectively, relates to outstanding loans payable to a certain affiliate of the Company at an approximate annual interest rate of 10%.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Wild Oats Markets, Inc.

     In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of New Frontiers (See Note 1) at December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Boulder, Colorado
August 27, 1996

                                 NEW FRONTIERS

                             COMBINED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                             --------------------------     MARCH 31,
                                                                1994           1995           1996
                                                             -----------    -----------    -----------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................         $253          $ 439          $ 451
  Accounts receivable......................................           11              9              4
  Inventories, net.........................................          303            521            546
  Other....................................................           11              5             28
  Deferred income taxes....................................           13             22             25
                                                                    ----         ------         ------
          Total current assets.............................          591            996          1,054
Property and equipment, net................................          220            287            273
Intangible assets, net.....................................                         127            125
Deferred income taxes......................................           27             43             47
Other noncurrent assets....................................            2             55             41
                                                                    ----         ------         ------
                                                                    $840         $1,508         $1,540
                                                                    ====         ======         ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................         $389          $ 607          $ 580
  Sales tax payable........................................           45             87             88
  Accrued bonuses..........................................           90             95             96
  Other accrued liabilities................................           44             88             98
  Current portion of long-term debt........................           31             29             67
                                                                    ----         ------         ------
          Total current liabilities........................          599            906            929
Long-term debt.............................................           81            534            480
                                                                    ----         ------         ------
                                                                     680          1,440          1,409
                                                                    ----         ------         ------
Commitments (Note 6)
Stockholders' equity:
  Common stock, no par value, 7,500 shares authorized,
     3,000 shares issued and outstanding...................            3              3              3
  Retained earnings........................................          157             65            128
                                                                    ----         ------         ------
                                                                     160             68            131
                                                                    ----         ------         ------
                                                                    $840         $1,508         $1,540
                                                                    ====         ======         ======

    The accompanying notes are an integral part of these combined financial statements.

                                 NEW FRONTIERS

                        COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                     THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,          ----------------------
                                            -----------------------------------    MARCH 31,    MARCH 31,
                                              1993         1994         1995         1995         1996
                                            ---------    ---------    ---------    ---------    ---------
                                                                                        (UNAUDITED)
Sales.....................................     $5,642       $7,748      $10,145       $2,175       $2,781
Cost of goods sold and occupancy costs....      3,570        4,842        6,431        1,351        1,737
                                               ------       ------       ------       ------       ------
     Gross profit.........................      2,072        2,906        3,714          824        1,044
Operating expenses:
  Direct store expenses...................      1,691        2,188        2,787          482          756
  Selling, general and administrative
     expenses.............................         73          120          215           50           64
                                               ------       ------       ------       ------       ------
     Income from operations...............        308          598          712          292          224
Other expenses:
  Interest expense........................          8           11           17            2            2
                                               ------       ------       ------       ------       ------
     Income before income taxes...........        300          587          695          290          222
Income tax expense........................        111          218          261          113           89
                                               ------       ------       ------       ------       ------
Net income................................      $ 189        $ 369      $   434        $ 177        $ 133
                                               ======       ======       ======       ======       ======

    The accompanying notes are an integral part of these combined financial statements.

                                 NEW FRONTIERS

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                       COMMON STOCK                                  TOTAL
                                              ------------------------------      RETAINED       SHAREHOLDERS'
                                                 SHARES           AMOUNT          EARNINGS          EQUITY
                                              -------------    -------------    -------------    -------------
Balance at December 31, 1992...............           3,000               $3            $  87            $  90
Distribution to parent company.............                                              (164)            (164)
Net income.................................                                               189              189
                                                                          --
                                                      -----                             -----            -----
Balance at December 31, 1993...............           3,000                3              112              115
Distribution to parent company.............                                              (324)            (324)
Net income.................................                                               369              369
                                                                          --
                                                      -----                             -----            -----
Balance at December 31, 1994...............           3,000                3              157              160
Distribution to parent company.............                                              (526)            (526)
Net income.................................                                               434              434
                                                                          --
                                                      -----                             -----            -----
Balance at December 31, 1995...............           3,000                3               65               68
Distribution to parent company.............                                               (70)             (70)
Net income.................................                                               133              133
                                                                          --
                                                      -----                             -----            -----
Balance at March 31, 1996 (unaudited)......           3,000               $3            $ 128            $ 131
                                                      =====               ==            =====            =====

    The accompanying notes are an integral part of these combined financial statements.

                                 NEW FRONTIERS

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                   -------------------------     ---------------
                                                   1993      1994      1995      1995      1996
                                                   -----     -----     -----     -----     -----
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................  $189     $ 369     $ 434      $177      $133
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...................    69        69       109        19        16
  Deferred tax provision..........................   (24)      (17)      (25)       (6)       (7)
Change in assets and liabilities:
  Accounts receivable.............................    16         9         2       (43)        5
  Inventories.....................................  (108)       (2)       37       (25)      (25)
  Other assets....................................     4        (2)        6                  (9)
  Accounts payable................................   144       109       174        60       (27)
  Accrued liabilities.............................    96        29        91       (82)       12
                                                   -----     -----     -----     -----     -----
     Net cash provided by operating activities....   386       564       828       100        98
                                                   -----     -----     -----     -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures..............................  (295)      (25)      (17)
Payment for purchase of acquired entity, net of
  cash acquired...................................                       (50)
                                                   -----     -----     -----
     Net cash used by investing
       activities.................................  (295)      (25)      (67)
                                                   -----     -----     -----
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term debt......................    87       (47)      (49)       28       (16)
Distributions to parent company...................  (164)     (324)     (526)       (7)      (70)
                                                   -----     -----     -----     -----     -----
     Net cash used in (provided by) financing
       activities.................................   (77)     (371)     (575)       21       (86)
                                                   -----     -----     -----     -----     -----
Net increase in cash and cash equivalents.........    14       168       186       121        12
Cash and cash equivalents at beginning of year....    71        85       253       253       439
                                                   -----     -----     -----     -----     -----
Cash and cash equivalents at end
  of year......................................... $  85     $ 253     $ 439      $374      $451
                                                   =====     =====     =====     =====     =====

    The accompanying notes are an integral part of these combined financial statements.

                                 NEW FRONTIERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     New Frontiers (the "Company") operates three natural foods supermarkets in Salt Lake City, Utah. The Company's operations are concentrated in one market segment, grocery stores; however, management considers a downturn in this market segment to be unlikely.

     Prior to 1995, the combined financial statements included the accounts of two New Frontiers' stores. In May of 1995, a third store was acquired by the Company from Kathy's Natural Foods Ranch Market, Inc. All significant intercompany balances have been eliminated.

     ACQUISITION BY WILD OATS MARKETS, INC.

     On May 31, 1996, the Company was acquired by Wild Oats Markets, Inc. a natural foods supermarket chain located in Boulder, Colorado. Total consideration for the sale was $3.1 million which consisted of cash, promissory notes and the assumption of certain debt and accounts payable.

     STATEMENT OF CASH FLOWS

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. For these investments, fair market value approximates cost. The Company paid $8,000, $11,000 and $14,000 in interest charges for the years ended December 31, 1993, 1994 and 1995, respectively. The Company paid income taxes of $24,000, $16,000 and $26,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     In May 1995, the Company acquired the assets of a natural foods grocery store in Salt Lake City, Utah. Consideration for the acquisition was in the form of $50,000 cash and $501,000 in notes payable. The net effect on cash and cash equivalents at acquisition date was a net use of $50,000 as no cash was acquired in the transaction.

     INVENTORIES

     Inventories, consisting of products held for sale, are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method. Inventories are net of a reserve for spoilage of approximately $18,000, $18,000 and $27,000 at December 31, 1993, 1994 and
     1995, respectively.

     DEPRECIATION AND AMORTIZATION

     Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (three to seven years). Leasehold improvements are amortized on a straight line basis over the shorter of the useful life of the asset, or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.

     INTANGIBLE ASSETS

     Intangible assets consist of goodwill and an agreement not to compete, which are amortized using the straight-line method over 40 and 5 years, respectively. Intangible assets are net of accumulated amortization of $11,000 at December 31, 1995. The carrying value of goodwill is assessed for recoverability by management based on an analysis of undiscounted expected future cash flows from the related acquired entities. The Company believes that there has been no impairment of goodwill as of December 31, 1995.

                                 NEW FRONTIERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

     ADVERTISING

     Advertising is expensed as incurred. Advertising expense was $146,000, $197,000 and $260,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     USE OF ESTIMATES

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash, short-term trade receivables and payables and long-term debt, approximate their fair values.

     NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", which requires losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation", which requires that the Company's financial statements include certain disclosures about stock-based employee compensation arrangements. As allowed by Statement No. 123, the Company will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25; accordingly, the adoption of Statement No. 123 will have no effect on future reported net income or earnings per share.

     INTERIM FINANCIAL DATA

     The interim financial data as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 is unaudited; however, in the opinion of management of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. All data presented in these notes at such date and for such periods is unaudited.

2.   BUSINESS COMBINATIONS

     On May 26, 1995, the Company acquired the assets of a natural foods grocery store in Salt Lake City, Utah in exchange for total consideration of $551,000 consisting of cash, a promissory note and assumption of certain liabilities. The acquisition was accounted for using the purchase method and the excess of cost over fair value of the assets acquired of $132,000 was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The carrying value of the non-compete agreement is

                                 NEW FRONTIERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

     being amortized over five years. The fair values of the Kathy's Natural Foods Ranch Market, Inc. assets and liabilities at the date of acquisition are as follows:

    Current assets..................................................................    $254
    Equipment.......................................................................     159
    Current liabilities.............................................................     (44)
    Goodwill........................................................................     132
    Non-compete agreement...........................................................      50
                                                                                        ----
                                                                                        $551
                                                                                        ====

     The following unaudited pro forma combined results of operations of the Company and the acquired store discussed above has been prepared as if the transactions occurred as of the beginning of the respective periods (in thousands):

                                                                            1994        1995
                                                                           -------     -------
    Sales..............................................................    $10,298     $11,076
    Net Income.........................................................        676         614

3.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                              DECEMBER 31,
                                                                            -----------------
                                                                            1994        1995
                                                                            -----       -----
    Leasehold improvements..............................................    $ 244       $ 245
    Equipment...........................................................      239         414
    Less: accumulated depreciation......................................     (263)       (372)
                                                                            -----       -----
                                                                            $ 220       $ 287
                                                                            =====       =====

4.   LONG TERM DEBT

     Long Term Debt is comprised of the following (in thousands):

                                                                               DECEMBER 31,
                                                                              ---------------
                                                                              1994       1995
                                                                              ----       ----
    Notes payable to banks:
    Due March 5, 1995, bearing interest at 3.5% above lender's prime rate
      (11.75% at December 31, 1995), secured by equipment...................  $  3
    Due March 17, 1998, bearing interest at 2.25% above prime rate (10.5% at
      December 31, 1995), secured by vehicles...............................   109       $ 80
    Notes payable to corporations:
    Due June 1, 2005, bearing interest at 10%, secured by inventory and
      equipment.............................................................              438
    Notes payable to individuals:
    Due June 1, 2005, bearing interest at 10%, secured by inventory and
      equipment.............................................................               45
                                                                              ----       ----
                                                                               112        563
    Less current portion....................................................    31         29
                                                                              ----       ----
    Long-term debt..........................................................  $ 81       $534
                                                                              ====       ====

                                 NEW FRONTIERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

     Fair value of debt outstanding at December 30, 1995 approximates its carrying value. Maturities of long-term debt as of December 31, 1995 are summarized as follows (in thousands):

                                     FISCAL YEAR
    ------------------------------------------------------------------------------
      1996........................................................................  $ 68
      1997........................................................................    71
      1998........................................................................    48
      1999........................................................................    43
      2000........................................................................    52
      Thereafter..................................................................   252

5.   INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
    Current.................................................
             -- Federal                                            $117        $203        $247
                 State......................................         18          31          38
    Deferred -- Federal.....................................        (21)        (14)        (22)
                 State......................................         (3)         (2)         (2)
                                                                -------     -------     -------
                                                                   $111        $218        $261
                                                                =======     =======     =======

     Income taxes as reflected in the Combined Statement of Operations differ from amounts computed by applying the statutory federal corporate tax rate to income as follows:

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                          1993     1994     1995
                                                                          ----     ----     ----
    Statutory tax rate.................................................   34.0%    34.0%    34.0%
    State income taxes, net of federal income tax benefit..............    3.3      3.3      3.3
    Other..............................................................    (.3)     (.1)      .3
                                                                          ----     ----     ----
                                                                          37.0%    37.2%    37.6%
                                                                          ====     ====     ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                                   DECEMBER
                                                                                      31,
                                                                                  -----------
                                                                                  1994    1995
                                                                                  ---     ---
    Deferred tax assets
      Inventory related.......................................................    $ 6     $10
      Property related........................................................     27      43
      Vacation liability......................................................      7      12
                                                                                  ---     ---
              Total deferred tax assets.......................................    $40     $65
                                                                                  ===     ===

6.   LEASES

     The Company has entered noncancelable operating leases primarily for operating facilities and equipment. These leases generally contain renewal provisions at the option of the Company, and some call for yearly increases based on published indices and for additional contingent rentals based on sales. Rental expense for leases that contain base rental abatement and escalation clauses is recognized on a straight-line basis. Total rental expense (consisting of minimum rent and contingent rent) for operating leases

                                 NEW FRONTIERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

     during the fiscal years ended December 31, 1993, 1994, and 1995 was $123,000, $192,000, and $264,000, respectively.

     Future minimum lease payments under noncancelable operating leases as of December 31, 1995, are summarized as follows (in thousands):

            FISCAL YEAR
            1996........................................................    $192
            1997........................................................     191
            1998........................................................     141
            1999........................................................     129
            2000........................................................      70
            Thereafter..................................................     224
                                                                            ----
            Total minimum lease payments................................    $947
                                                                            ====

     Minimum rentals in the table above do not include contingent rentals, which may become due under certain lease terms that provide that rentals may be increased based on a percentage of sales. During 1993, 1994, and 1995, the Company paid contingent rentals of $21,000, $53,000, and $71,000, respectively.

7.   SUBSEQUENT EVENTS

     On May 31, 1996, as a condition of the acquisition agreement between the Company and Wild Oats Markets, Inc., the Company paid off a note due March 17, 1998. The final payment was $68,000 consisting of principal of $67,000 and interest of $1,000. The Company incurred no penalty for early repayment of this debt.

     Eleven photographs, including three pictures of store interiors, four pictures of store exteriors, two pictures of private label products and two pictures of informational signage. The informational signage includes the following text: (i) "Our Wild Oath. We promise to ... make you happy! If you're less than satisfied with any product, return it for a full refund or credit.
 sell foods without artificial colors, flavors, or additives. support organic farms that keep our earth, air, and water pure. sell the finest, freshest, organically grown fruits and vegetables. make shopping fun! Enjoy free classes, food festivals, & more. - share at least 7.5% of our pre-tax profits with local nonprofit groups. sell only earth-friendly cleansers; pure, natural supplements; and gentle, cruelty-free body care products. give you the health information you need to shop on the Wild Side!; and (ii)Botanical body care. Skin your body's largest organ. Like a sponge, your skin absorbs everything put on it. Treat yourself to the gentle essence of plant-based skin care. Nutrients from nature, for your body. We will not sell products tested on animals" (also contains photographs of plants).

------------------------------------------------------
------------------------------------------------------

  No dealer, representative or any other person has been authorized to give information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                           --------------------------

                               TABLE OF CONTENTS

                           --------------------------

                                        Page
                                       ------
Prospectus Summary.....................      3
Risk Factors...........................      8
Recent Acquisitions and New Store
  Openings.............................     14
Use of Proceeds........................     16
Dividend Policy........................     16
Capitalization.........................     17
Dilution...............................     18
Selected Financial and Operating Data
  of Wild Oats Markets, Inc............     19
Selected Financial and Operating Data
  of Alfalfa's, Inc....................     20
Pro Forma Combined Condensed Financial
  Statements...........................     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     26
Business...............................     36
Management.............................     48
Certain Transactions...................     55
Principal and Selling Stockholders.....     57
Description of Capital Stock...........     59
Shares Eligible for Future Sale........     61
Underwriting...........................     62
Legal Matters..........................     64
Experts................................     64
Additional Information.................     64
Index to Financial Statements..........    F-1
        ----------------------------

  Until           , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                1,680,000 SHARES

                            [WILD OATS MARKETS LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                             MONTGOMERY SECURITIES
                               SMITH BARNEY INC.

                                          , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

    SEC registration fee....................................................    $ 15,862
    NASD filing fee.........................................................       5,100
    Nasdaq application fee..................................................      20,000
    Blue sky qualification fee and expenses.................................      10,000
    Printing and engraving expenses.........................................     200,000
    Legal fees and expenses.................................................     225,000
    Accounting fees and expenses............................................     200,000
    Transfer agent, custodian and registrar fees............................       7,000
    Miscellaneous...........................................................      97,038
                                                                                --------
    Total...................................................................    $780,000
                                                                                ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant, provided that such person's conduct was not knowingly fraudulent or deliberately dishonest and did not constitute willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since August 27, 1993, the Registrant has issued and/or sold unregistered securities as set forth below.

 (1) During the period, the Registrant granted stock options to employees, consultants, directors, officers and affiliates of the Registrant as provided below. From August 27, 1993 to December 31, 1993, the Registrant granted stock options under the 1993 Stock Option Plan covering an aggregate of 188,305 shares of Common Stock at an average exercise price of $7.03 per share. In 1994, the Registrant granted stock options under the 1993 Stock Option Plan covering an aggregate of 72,242 shares of Common Stock at an average exercise price of $11.18 per share. In 1995, the Registrant granted stock options under the 1993 Stock Option Plan covering an aggregate of 115,550 shares of Common Stock at an average exercise price of $17.06 per share. These options vest over a period of time following their respective dates of grant. Since January 1, 1996, the Registrant has granted stock options under the 1993 Stock Option Plan covering an aggregate of 326,723 shares of Common Stock at an average exercise price of $16.83 per share. Each of these options vests over a period of time following their respective dates of grant. See "Equity Incentive Plans."

 (2) During the period, the Registrant sold to employees, directors and affiliates of the Registrant: (i) 1,706 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $7.03 per share for cash in the aggregate amount of $11,993.18; (ii) an aggregate of 99 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $9.83 per share for cash in the aggregate amount of $973.17; and
     (iii) an aggregate of 231 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $17.04 per share for cash in the aggregate amount of $3,936.24.

 (3) In November 1994, the Registrant issued 58,485 shares of Common Stock pursuant to the conversion of the principal of a promissory note in the amount of $1.0 million to one accredited investor. The Registrant immediately repurchased the shares so issued at a price of $17.10 per share.

 (4) In November, 1994, the Registrant issued two warrants to purchase 1,785 and 1,393 shares, respectively of Series B Preferred Stock at an exercise price of $10.54 and $9.83 per share, respectively to one accredited investor.

 (5) In November 1994, the Registrant sold 739,727 shares of Series C Preferred Stock at a price of $17.10 per share to three accredited investors, and issued a warrant for the purchase of 3,513 shares of Series C Preferred Stock to one accredited investor.

 (6) In July 1996, the Registrant sold 876,016 shares of Series E Preferred Stock at a price of $18.81 per share to four accredited investors.

 (7) In July 1996, in connection with the acquisition of Alfalfa's, the Registrant's predecessor corporation, W. O. Holdings, Inc., issued 2,321,220 shares of Common Stock, 298,730 shares of Series A Preferred Stock, 739,727 shares of Series C Preferred Stock, and 876,016 shares of Series E Preferred Stock in exchange for 1,305,406 shares of Common Stock, 168,000 shares of Series A Preferred Stock, 416,007 shares of Series C Preferred Stock and 493,947 shares of Series E Preferred Stock of the Registrant, respectively; and issued 408,336 shares of Series D Preferred Stock and 783,351 shares of Common Stock, in exchange for 115,985 shares of Series A Preferred Stock and 222,525 shares of Common Stock of Alfalfa's, respectively.

     The sales and issuance of securities in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The sales and issuances of securities in the transactions described in paragraphs (2) through (7) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated under the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)        Exhibits


    EXHIBIT
    NUMBER                                  DESCRIPTION OF DOCUMENT
    -------      -----------------------------------------------------------------------------
    1.1+         Form of Underwriting Agreement.
    2.1+         Agreement and Plan of Merger between the Registrant, Alfalfa's, Inc. and WO
                 Holdings, Inc. dated June 4, 1996.
    2.2+         Purchase Agreement among the Registrant, Alfalfa's Canada, Inc., the shareholders of Capers Management Holdings Inc. and Capers Management
                 Holdings Inc. dated June 30, 1994.
    2.3+         Share Purchase Agreement between the Registrant and certain holders of the
                 Common Stock of Kathy's Natural Food Ranch Market, Inc. and Kathy's Natural
                 Food Ranch Market-West, Inc. dated July 14, 1994.
    3(i).1.(a)+  Amended and Restated Certificate of Incorporation of the Registrant.
    3(i).1.(b)   Certificate of Amendment to Amended and Restated Certificate of Incorporation
                 of the Registrant.
    3(i).2       Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
    3(ii).1+     By-Laws of the Registrant.
    3(ii).2+     Form of Amended and Restated By-Laws to be effective upon the closing of the offering.
    4.1+         Reference is made to Exhibits 3(i).1 through 3(ii).2.
    4.2          Specimen stock certificate.
    5.1          Opinion of Cooley Godward LLP.
    10.1+        Form of Indemnity Agreement between the Registrant and its directors and executive officers, with related schedule.
    10.2+        Registrant's 1996 Equity Incentive Plan, including forms of Options granted to employees and non-employee directors thereunder.
    10.3+        Registrant's 1996 Employee Stock Purchase Plan.
    10.4+        Registrant's 1993 Stock Option Plan.
    10.5+        Registrant's 1991 Stock Option Plan.
    10.6+        Employee Stock Ownership Plan.
    10.7+        Employment Agreement between Registrant and Michael L. Gilliland, dated July
                 12, 1996 as amended.
    10.8+        Employment Agreement between Registrant and S.M. Hassan, dated July 12, 1996.
    10.9+        Employment Agreement between Registrant and Elizabeth C. Cook, dated July 12,
                 1996 as amended.
    10.10+       Warrant to purchase Series C Preferred Stock issued to Montgomery Securities dated November 14, 1994.
    10.11+       Warrant to purchase Series B Preferred Stock issued to Weston Presidio
                 Offshore Capital C.V. dated November 14, 1994.
    10.12+       Warrant to purchase Series B Preferred Stock issued to Weston Presidio
                 Offshore Capital C.V. dated November 14, 1994.

    EXHIBIT
    NUMBER                                  DESCRIPTION OF DOCUMENT
    -------      -----------------------------------------------------------------------------
    10.13+       Series E Preferred Stock Purchase Agreement between the Registrant and the purchasers named therein dated July 12, 1996.
    10.14+       Stockholders Agreement among the Registrant and certain parties named therein dated July 12, 1996.
    10.15+       Amended and Restated Stockholders Agreement among the Registrant and certain parties named therein to become effective upon the closing of the offering.
    10.16+       Registration Rights Agreement between the Registrant and certain parties named therein dated July 12, 1996.
    10.17+       Credit Agreement between the Registrant and Bank One, Indianapolis, National
                 Association dated March 15, 1995.
    10.18+       First Amendment to Credit Agreement between the Registrant and Bank One,
                 Indianapolis, National Association dated November 30, 1995.
    10.19+       Lease Agreement between Registrant and Bway Property Limited Partnership for the property located at 1645 Broadway, Boulder, CO dated October 5, 1992.
    10.20+       Lease Agreement between Registrant and Bway Property Limited Partnership for the property located at 1651 Broadway, Boulder, CO dated October 11, 1982.
    10.21+       Amendment to Lease Agreements between Registrant and Bway Property Limited
                 Partnership dated March 9, 1995 for the properties located at 1645 and 1651
                 Broadway, Boulder, CO.
    10.22+       Lease Agreement between Registrant and Overland Outfitters, Inc. for the property located at 1655 Broadway, Boulder, CO dated April 10, 1989.
    10.23+       Lease Agreement between Registrant and Marianna Partners Limited for the property located at the northwest corner of St. Francis Drive and Cordova
                 Road, Santa Fe, NM dated August 27, 1990.
    10.24+       First Amendment to Lease Agreement between Registrant and CAMPR Partners,
                 Ltd., successor by merger to Marianna Partners Limited for the property located at the northwest corner of St. Francis Drive and Cordova Road, Santa
                 Fe, NM dated August 1, 1992.
    10.25+       Second Amendment to Lease Agreement between Registrant and CAMPR Partners,
                 Ltd., for the property located at the northwest corner of St. Francis Drive and Cordova Road, Santa Fe, NM dated February 2, 1995.
    10.26+       Lease Agreement between Registrant and First Interstate Bank of New Mexico,
                 N.A., as Trustee of the Joseph M. Montoya Trust, the Patrick J. Montoya
                 Trust, and the Lynda M. Haran Trust for the property located at the northwest corner of Don Diego Avenue and Cordova Road, Santa Fe, NM dated June 29,
                 1994.
    10.27+       Lease between Registrant and Pacific Mutual Life Insurance Company for the
                 property located at 6300-A San Mateo, Albuquerque, NM dated May 27, 1994.
    10.28+       Shopping Center Lease between Registrant and Skunk Creek Investors dated
                 August 8, 1995 for the store located at Baseline Road, Boulder, CO.
    10.29+       Lease between Registrant and AGF Property Management Corp. for the property located at 1111-23 South Washington Street, Denver, CO dated October 12,
                 1994.
    10.30+       Lease between Registrant and 306283 British Columbia Ltd. for the property located at 2211 West 4th Avenue, Vancouver, B.C. dated November 6, 1992.
    10.31+       Shopping Center Lease between Registrant and Country Club Plaza Associates dated January 19, 1990 for the property located at University Blvd., Denver,
                 CO.
    10.32+       Lease Agreement between Registrant and Fireside Liquors, Inc. for the property located at 1425/1421/1411 Montana Avenue, Santa Monica, CA dated
                 September 15, 1994.

    EXHIBIT
    NUMBER                                  DESCRIPTION OF DOCUMENT
    -------      -----------------------------------------------------------------------------
    10.33+       Amended and Restated Shopping Center Lease between Registrant and the
                 Trustees of the Estate of James Campbell dated May 1, 1992 for the property located at 910 South University Blvd., Littleton, CO.
    10.34        Employment Agreement between Registrant and James Lee, dated September 30,
                 1996.
    10.35        Amended and Restated Stockholders Agreement among the Registrant and certain parties named therein to become effective upon the closing of the offering.
    11.1+        Statement regarding computation of pro forma net income (loss) per share.
    21.1+        List of subsidiaries.
    23.1         Consent of Price Waterhouse LLP.
    23.2         Consent of Deloitte & Touche LLP.
    23.3         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
    24.1+        Power of Attorney. Reference is made to page II-6.
    27.1+        Financial Data Schedule.


---------------

+   Previously filed.


     (b)       Financial Statement Schedules.

   NUMBER                                   DESCRIPTION
------------  ------------------------------------------------------------------------
Schedule II   Valuation and Qualifying Accounts and Reserves.

     All other schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment No. 1 to Registration Statement No. 333-11261 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, County of Boulder, State of Colorado, on the 2nd day of October, 1996.

                                          WILD OATS MARKETS, INC.

                                          By    /s/  Michael C. Gilliland
                                                    Michael C. Gilliland
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-11261 has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ -------------------
      /s/  Michael C. Gilliland        Chief Executive Officer and Director     October 2, 1996
-------------------------------------  (Principal Executive Officer)
        Michael C. Gilliland
         /s/  S. M. Hassan*            President and Director                   October 2, 1996
-------------------------------------
            S. M. Hassan
        /s/  Mary Beth Lewis           Chief Financial Officer and              October 2, 1996
-------------------------------------  Treasurer
           Mary Beth Lewis             (Principal Financial and Accounting
                                       Officer)
       /s/  Elizabeth C. Cook*         Vice President, Secretary and            October 2, 1996
-------------------------------------  Director
          Elizabeth C. Cook
         /s/  John Shields*            Chairman of the Board                    October 2, 1996
-------------------------------------
            John Shields
       /s/  David Chamberlain*         Vice Chairman of the Board               October 2, 1996
-------------------------------------
          David Chamberlain
       /s/  Peter D. Behrendt*         Director                                 October 2, 1996
-------------------------------------
          Peter D. Behrendt

              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ -------------------
      /s/  Barnet M. Feinblum*         Director                                 October 2, 1996
-------------------------------------
         Barnet M. Feinblum
       /s/  David L. Ferguson*         Director                                 October 2, 1996
-------------------------------------
          David L. Ferguson
       /s/  M. Laird Koldyke*          Director                                 October 2, 1996
-------------------------------------
          M. Laird Koldyke
       /s/  James B. McElwee*          Director                                 October 2, 1996
-------------------------------------
          James B. McElwee
        *By:  /s/  Mary Beth
                Lewis
-------------------------------------
           Mary Beth Lewis
          Attorney-In-Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Wild Oats Markets, Inc.

     Our audits of the consolidated financial statements referred to in our report dated February 9, 1996, except for Note 2 as to which the date is July 14, 1996, appearing on page F-2 of this Registration Statement on Form S-1 also included an audit of the Financial Statement Schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, the Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICE WATERHOUSE LLP
Boulder, Colorado
February 9, 1996

                            WILD OATS MARKETS, INC.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                             CHARGED                          CHARGED                           CHARGED
                     BALANCE TO COSTS                        TO COSTS                          TO COSTS
                        AT     AND                 BALANCE     AND                   BALANCE     AND                   BALANCE
                   BEGINNING EXPENSES DEDUCTIONS   AT END    EXPENSES   DEDUCTIONS   AT END    EXPENSES   DEDUCTIONS   AT END
DESCRIPTION         OF 1993    1993      1993      OF 1993     1994        1994      OF 1994     1995        1995      OF 1995
-----------        --------- -------- ----------   -------   --------   ----------   -------   --------   ----------   -------
Reserves deducted
  from assets:
Current
  receivables..... $      25 $     12 $       --   $    37   $     --   $       --   $    37   $     10   $       --   $    47
  Inventory....... $       0 $    154 $       28   $   126   $    114   $       94   $   146   $    326   $      172   $   300

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
  -------      -------------------------------------------------------------------------------
  1.1+         Form of Underwriting Agreement.
  2.1+         Agreement and Plan of Merger between the Registrant, Alfalfa's, Inc. and WO
               Holdings, Inc. dated June 4, 1996.
  2.2+         Purchase Agreement among the Registrant, Alfalfa's Canada, Inc., the shareholders of Capers Management Holdings Inc. and Capers Management Holdings
               Inc. dated June 30, 1994.
  2.3+         Share Purchase Agreement between the Registrant and certain holders of the
               Common Stock of Kathy's Natural Food Ranch Market, Inc. and Kathy's Natural
               Food Ranch Market-West, Inc. dated July 14, 1994.
  3(i).1.(a)+  Amended and Restated Certificate of Incorporation of the Registrant.
  3(i).1.(b)   Certificate of Amendment to Amended and Restated Certificate of Incorporation
               of the Registrant.
  3(i).2       Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
  3(ii).1+     By-Laws of the Registrant.
  3(ii).2+     Form of Amended and Restated By-Laws to be effective upon the closing of the offering.
  4.1+         Reference is made to Exhibits 3(i).1 through 3(ii).2.
  4.2          Specimen stock certificate.
  5.1          Opinion of Cooley Godward LLP.
  10.1+        Form of Indemnity Agreement between the Registrant and its directors and executive officers, with related schedule.
  10.2+        Registrant's 1996 Equity Incentive Plan, including forms of Options granted to employees and non-employee directors thereunder.
  10.3+        Registrant's 1996 Employee Stock Purchase Plan.
  10.4+        Registrant's 1993 Stock Option Plan.
  10.5+        Registrant's 1991 Stock Option Plan.
  10.6+        Employee Stock Ownership Plan.
  10.7+        Employment Agreement between Registrant and Michael L. Gilliland, dated July
               12, 1996 as amended.
  10.8+        Employment Agreement between Registrant and S.M. Hassan, dated July 12, 1996.
  10.9+        Employment Agreement between Registrant and Elizabeth C. Cook, dated July 12,
               1996 as amended.
  10.10+       Warrant to purchase Series C Preferred Stock issued to Montgomery Securities dated November 14, 1994.
  10.11+       Warrant to purchase Series B Preferred Stock issued to Weston Presidio Offshore
               Capital C.V. dated November 14, 1994.
  10.12+       Warrant to purchase Series B Preferred Stock issued to Weston Presidio Offshore
               Capital C.V. dated November 14, 1994.
  10.13+       Series E Preferred Stock Purchase Agreement between the Registrant and the purchasers named therein dated July 12, 1996.
  10.14+       Stockholders Agreement among the Registrant and certain parties named therein dated July 12, 1996.

  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
  -------      -------------------------------------------------------------------------------
  10.15+       Amended and Restated Stockholders Agreement among the Registrant and certain parties named therein to become effective upon the closing of the offering.
  10.16+       Registration Rights Agreement between the Registrant and certain parties named therein dated July 12, 1996.
  10.17+       Credit Agreement between the Registrant and Bank One, Indianapolis, National
               Association dated March 15, 1995.
  10.18+       First Amendment to Credit Agreement between the Registrant and Bank One,
               Indianapolis, National Association dated November 30, 1995.
  10.19+       Lease Agreement between Registrant and Bway Property Limited Partnership for the property located at 1645 Broadway, Boulder, CO dated October 5, 1992.
  10.20+       Lease Agreement between Registrant and Bway Property Limited Partnership for the property located at 1651 Broadway, Boulder, CO dated October 11, 1982.
  10.21+       Amendment to Lease Agreements between Registrant and Bway Property Limited
               Partnership dated March 9, 1995 for the properties located at 1645 and 1651
               Broadway, Boulder, CO.
  10.22+       Lease Agreement between Registrant and Overland Outfitters, Inc. for the property located at 1655 Broadway, Boulder, CO dated April 10, 1989.
  10.23+       Lease Agreement between Registrant and Marianna Partners Limited for the property located at the northwest corner of St. Francis Drive and Cordova Road,
               Santa Fe, NM dated August 27, 1990.
  10.24+       First Amendment to Lease Agreement between Registrant and CAMPR Partners, Ltd., successor by merger to Marianna Partners Limited for the property located at the northwest corner of St. Francis Drive and Cordova Road, Santa Fe, NM dated
               August 1, 1992.
  10.25+       Second Amendment to Lease Agreement between Registrant and CAMPR Partners,
               Ltd., for the property located at the northwest corner of St. Francis Drive and
               Cordova Road, Santa Fe, NM dated February 2, 1995.
  10.26+       Lease Agreement between Registrant and First Interstate Bank of New Mexico,
               N.A., as Trustee of the Joseph M. Montoya Trust, the Patrick J. Montoya Trust,
               and the Lynda M. Haran Trust for the property located at the northwest corner of Don Diego Avenue and Cordova Road, Santa Fe, NM dated June 29, 1994.
  10.27+       Lease between Registrant and Pacific Mutual Life Insurance Company for the
               property located at 6300-A San Mateo, Albuquerque, NM dated May 27, 1994.
  10.28+       Shopping Center Lease between Registrant and Skunk Creek Investors dated August
               8, 1995 for the store located at Baseline Road, Boulder, CO.
  10.29+       Lease between Registrant and AGF Property Management Corp. for the property located at 1111-23 South Washington Street, Denver, CO dated October 12, 1994.
  10.30+       Lease between Registrant and 306283 British Columbia Ltd. for the property located at 2211 West 4th Avenue, Vancouver, B.C. dated November 6, 1992.
  10.31+       Shopping Center Lease between Registrant and Country Club Plaza Associates dated January 19, 1990 for the property located at University Blvd., Denver,
               CO.
  10.32+       Lease Agreement between Registrant and Fireside Liquors, Inc. for the property located at 1425/1421/1411 Montana Avenue, Santa Monica, CA dated September 15,
               1994.
  10.33+       Amended and Restated Shopping Center Lease between Registrant and the Trustees of the Estate of James Campbell dated May 1, 1992 for the property located at
               910 South University Blvd., Littleton, CO.
  10.34        Employment Agreement between Registrant and James Lee, dated September 30,
               1996.

  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
  -------      -------------------------------------------------------------------------------
  10.35        Amended and Restated Stockholders Agreement among the Registrant and certain parties named therein to become effective upon the closing of the offering.
  11.1+        Statement regarding computation of pro forma net income (loss) per share.
  21.1+        List of subsidiaries.
  23.1         Consent of Price Waterhouse LLP.
  23.2         Consent of Deloitte & Touche LLP.
  23.3         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
  24.1+        Power of Attorney. Reference is made to page II-6.
  27.1+        Financial Data Schedule.


---------------
*    To be filed by amendment.
+    Previously filed.